X-Cal Resources Ltd.

PO Box 48479 Bentall Centre
Vancouver, BC V7X 1A0
Tel: (604) 662-8245 Fax: (604) 688-7740

RECEIVED
2006 MAR 22 A 11:53
OFFICE OF INTERNATIONAL CORPORATE FINANCE

DELIVERED BY MAIL

March 14, 2006

06011873

Office of International Corporate Finance
Securities & Exchange Commission
450 - 5th Street NW
Mail Stop 3-9
Washington, DC 20549 USA

SUPPL

To Whom It May Concern:

Re: XCL - EXEMPTION # 82-1655

Please find enclosed the following documents for X-Cal Resources Ltd.:

News Release dated March 14, 2006
Material Change Report dated March 14, 2006
Technical Report on the Sleeper Gold Property – NI 43-101 Type Report dated March 12, 2006 and related forms

- Certificates of Authors document dated March 2006
- Consent of Author Form by Robert E. Thomason
- Consent of Author Form by Larry Kornze
- Consent of Author Form by Winthrop A. Rowe

X-Cal Resources Financial Statements for the Third Quarter ended Dec. 31/05

PROCESSED
MAR 23 2006
THOMSON FINANCIAL

Sincerely,
X-CAL RESOURCES LTD.

Sharon MacLellan
/sml
+ encl

X-Cal Resources Ltd.

TSX/XCL **March 14, 2006**

News Release

X-CAL CALLS SHAREHOLDER MEETING

REPORT ON THE SLEEPER GOLD PROPERTY FILED TO SEDAR

X-CAL RESOURCES LTD has filed a NI-43-101 type of technical report on the Sleeper Gold Property to SEDAR. The Technical Report dated March 12, 2006 by Robert Thomason M.Sc. (independent), Winthrop Rowe, M.Sc., X-Cal US Projects Manager, and Larry Kornze P. Eng. has also been posted to the Report Section of www.x-cal.com.

Succinct papers by Dr. Richard Sillitoe and Dr. Jeffrey Hedenquist were posted to the News Release Section of www.x-cal.com on January 26/06 and can be accessed through links contained in the press releases of that date. Today's large volume report provides an opportunity to view some of the in-depth data summarized in these papers.

Dr. Richard Sillitoe's paper entitled: "Exploration Potential of the Sleeper Project, Nevada" is also available in the appendix section of today's NI-43-101 report. X-Cal is particularly interested in the vein patterns at Sleeper, Midas and El Peñón mentioned in Dr. Sillitoe's paper.

A Shareholders Meeting has been called for April 24/2006 to approve a share issue for the purpose of consolidating title to the Sleeper Gold Project 100% with X-Cal (see press release dated January 25/06) and to fund exploration of the targets described in Dr. Sillitoe's paper which are detailed in today's NI-43-101Technical Report on the Sleeper Gold

Property. A mailing to the shareholders will precede the Shareholders Meeting.

The Sleeper Gold Project is an advanced exploration project with a District Scale Land Package and massive database.

Shareholders and analysts are encouraged to:
(A) review the summary information in the papers by Dr. Richard Sillitoe and Dr. Jeffrey Hedenquist, and inquire about the credentials of these independents,
(B) inquire about the track records of X-Cal's technical team (named in the Sillitoe paper) and
(C) utilize the large volume NI-43-101 Report as a baseline reference document.

The goal of management is to provide shareholders and analysts with the same data that has formed our view of the Sleeper Gold Project's potential.

The 30 square mile Sleeper Gold District, located in Humboldt County, Nevada, is the main focus of the company.

X-Cal also has two "early stage gold projects": The "Horse Mountain Window" Reese River Pediment Project and the "Goat Window" Mill Creek Gold Property, located in the "Cortez Area", Lander County, Nevada.

Larry Kornze, P. Eng. and Robert Thomason M.Sc., who are Qualified Persons as defined by NI-43-101, have reviewed the contents of this release.

Caution Concerning Forward-Looking Statements

This news release and related documents may contain certain "forward-looking statements" including, but not limited to, statements relating to interpretation of drilling results and potential mineralization, future exploration work at the Sleeper Gold Project and the expected results of this work. Forward looking statements are statements that are not historical facts and are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: risks related to fluctuations in gold prices; uncertainties related to raising sufficient financing to fund the planned

work in a timely manner and on acceptable terms; changes in planned work resulting from weather, logistical, technical or other factors; the possibility that results of work will not fulfill expectations and realize the perceived potential of the Sleeper Gold Project; uncertainties involved in the interpretation of drilling results and other tests; the possibility that required permits may not be obtained in a timely manner or at all; risk of accidents, equipment breakdowns or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in the work program; the risk of environmental contamination or damage resulting from the exploration operations at the Sleeper Gold Project.

Forward-looking statements contained in this release and related documents are based on the beliefs, estimates and opinions of management on the date the statements are made. There can be no assurance that such statements will prove accurate. Actual results may differ materially from those anticipated or projected. X-Cal Resources undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change.

Shawn Kennedy
President

Visit our Website: www.x-cal.com
E-Mail: invrel@x-cal.com

For further information contact: ***Shawn Kennedy, President***
Tel: (604) 662-8245 Fax: (604) 688-7740
Note: *X-Cal Resources Ltd. can be referenced through the Standard & Poors Directory.*

FORM 53-901.F
(previously Form 27)

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE *SECURITIES ACT* (BRITISH COLUMBIA) AND SECTION 146(1) OF THE *SECURITIES ACT* (ALBERTA) AND UNDER SECTION 75(2) OF THE *SECURITIES ACT* (ONTARIO)

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

IF THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL – SECTION 85" AND FILE IN AN ENVELOPE MARKED "CONFIDENTIAL – ATTENTION: SUPERVISOR, FINANCIAL REPORTING".

1. **Reporting Issuer**

X-Cal Resources Ltd.
P.O. Box 48479 Bentall Centre
Vancouver, British Columbia V7X 1A0
Telephone: 604-662-8245

2. **Date of Material Change**

March 14, 2006

3. **Press Release**

A Press release was disseminated on Tuesday, March 14, 2006.

4. **Summary of Material Change**

X-CAL RESOURCES LTD has filed a NI-43-101 type of technical report on the Sleeper Gold Property to SEDAR. This Technical Report dated March 12, 2006 by Robert Thomason M.Sc. (independent), Winthrop Rowe, M.Sc., X-Cal US Projects Manager, and Larry Kornze P. Eng, has also been posted to the report section of www.x-cal.com.

A Shareholders Meeting has been called for April 24/2006 to approve a share issue for the purpose of consolidating title to the Sleeper Gold Project 100% with X-Cal (see terms of Sleeper Consolidation Deal announced January 25/06 press release) and for the purpose of funding exploration of the targets described in Dr. Sillitoe's paper and the NI-43-101 Technical Report on the Sleeper Gold Property.

5. **Full Description of Material Change**
See Schedule "A" Below

6. **Reliance on Section 85(2) of the Securities Act (British Columbia)**

N/A

7. **Omitted Information**

No information has been intentionally omitted from this form.

8. **Senior Officers**

The following senior officer of the Issuer may be contacted about the material change:

Shawn Kennedy
Telephone: 604-662-8245

9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia, on March 14, 2006.

X-CAL RESOURCES LTD.

"Shawn Kennedy"

By: ______________________________
Shawn Kennedy, President

SCHEDULE "A"

X-Cal Resources Ltd.

TSX/XCL March 14, 2006

News Release

X-CAL CALLS SHAREHOLDER MEETING

REPORT ON THE SLEEPER GOLD PROPERTY FILED TO SEDAR

X-CAL RESOURCES LTD has filed a NI-43-101 type of technical report on the Sleeper Gold Property to SEDAR. The Technical Report dated March 12, 2006 by Robert Thomason M.Sc. (independent), Winthrop Rowe, M.Sc., X-Cal US Projects Manager, and Larry Kornze P. Eng. has also been posted to the Report Section of www.x-cal.com.

Succinct papers by Dr. Richard Sillitoe and Dr. Jeffrey Hedenquist were posted to the News Release Section of www.x-cal.com on January 26/06 and can be accessed through links contained in the press releases of that date. Today's large volume report provides an opportunity to view some of the in-depth data summarized in these papers.

Dr. Richard Sillitoe's paper entitled: "Exploration Potential of the Sleeper Project, Nevada" is also available in the appendix section of today's NI-43-101 report. X-Cal is particularly interested in the vein patterns at Sleeper/Midas and El Peñón mentioned in Dr. Sillitoe's paper.

A Shareholders Meeting has been called for April 24/2006 to approve a share issue for the purpose of consolidating title to the Sleeper Gold Project 100% with X-Cal (see press release dated January 25/06) and to fund exploration of the targets described in Dr. Sillitoe's paper which are detailed in today's NI-43-101Technical Report on the Sleeper Gold Property. A mailing to the shareholders will precede the Shareholders Meeting.

The Sleeper Gold Project is an advanced exploration project with a District Scale Land Package and massive database.

Shareholders and analysts are encouraged to:
(A) review the summary information in the papers by Dr. Richard Sillitoe and Dr. Jeffrey Hedenquist, and inquire about the credentials of these independents,
(B) inquire about the track records of X-Cal's technical team (named in the Sillitoe paper) and
(C) utilize the large volume NI-43-101 document as a baseline reference document.

The goal of management is to provide shareholders and analysts with the same data that has formed our view of the Sleeper Gold Project's potential.

The 30 square mile Sleeper Gold District, located in Humboldt County, Nevada, is the main focus of the company.

X-Cal also has two "early stage gold projects": The "Horse MountainWindow" Reese River Pediment Project and the "Goat Window" Mill Creek Gold Property, located in the "Cortez Area", Lander County, Nevada.

Larry Kornze, P. Eng and Robert Thomason M.Sc., who are Qualified Persons as defined by NI-43-101, have reviewed the contents of this release.

Caution Concerning Forward-Looking Statements

This news release and related documents may contain certain "forward-looking statements" including, but not limited to, statements relating to interpretation of drilling results and potential mineralization, future exploration work at the Sleeper Gold Project and the expected results of this work. Forward looking statements are statements that are not historical facts and are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: risks related to fluctuations in gold prices; uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from weather, logistical, technical or other factors; the possibility that results of work will not fulfill expectations and realize the perceived potential of the Sleeper Gold Project; uncertainties involved in the interpretation of drilling results and other tests; the possibility that required permits may not be obtained in a timely manner or at all; risk of accidents, equipment breakdowns or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in the work program; the risk of environmental contamination or damage resulting from the exploration operations at the Sleeper Gold Project.

Forward-looking statements contained in this release and related documents are based on the beliefs, estimates and opinions of management on the date the statements are made. There can be no assurance that such statements will prove accurate. Actual results may differ materially from those anticipated or projected. X-Cal Resources undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change.

Shawn Kennedy

President

Visit our Website: www.x-cal.com
E-Mail: invrel@x-cal.com

For further information contact: ***Shawn Kennedy, President***

Tel: (604) 662-8245 *Fax: (604) 688-7740*

Note: X-Cal Resources Ltd. can be referenced through the Standard & Poors Directory.

RECEIVED
2006 MAR 22 A 11: 03
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

TECHNICAL REPORT
on the
SLEEPER GOLD PROPERTY
Slumbering Hills
Awakening Mining District
Humboldt County, Nevada, USA

for

X-CAL RESOURCES LTD.
P.O. Box 48479 Bentall Centre
Vancouver, British Columbia V7X 1A0
Tel: (604) 662-8245
Fax (604)-688-7740

by
Robert E. Thomason, M.Sc., L.Geo.
Geologist
5015 Snowy Mountain Drive
Winnemucca, NV 89445
Phone: 775-421-2193
E mail rtgeo1@yahoo.com

and
Larry Kornze, B.Sc., P.E.
Geological Engineer
9530 Foothill Rd
Middleton, ID 83644
Phone: 208-585-6284
E mail: lkornze@yahoo.com

Winthrop A. Rowe, M.Sc., C.P.G
Geologist
4324 Desert Hills Drive
Sparks, Nevada 89436
Phone: 775-626-1883
E mail Winrowe@aol.com

March 12, 2006

Table of Contents

List of Appendices

List of Tables

List of Figures

1.0 SUMMARY

The Sleeper Gold Property includes a historic open pit mine operated by AMAX Gold from 1986 until 1996, which produced 1.68 million ounces of gold, and 2.3 million ounces of silver. The property has been the subject of several exploration programs. These programs have produced an extensive database for current exploration targeting and continuing studies.

In January 2006, X-Cal signed a purchase agreement with New Sleeper Gold Corporation to acquire their holdings in the New Sleeper Gold, LLC Joint Venture. Going forward, assuming completion of the purchase, which is subject to regulatory approvals and financing, X-Cal plans to focus on five priority mine scale exploration targets defined by the current studies. The current data has been reviewed by Dr. Richard Sillitoe, who is an independent consultant. He has recommended a program to test the five priority target areas, which are incorporated into this report.

The newly defined targets involve three parallel NNE trending structural corridors. The western fault trend hosts three targets named Southwest Target, West Graben and Northwest Target. The central structural zone includes the historic Sleeper Mine plus the recently defined or Sleeper South Target, which might be a down-dropped portion of the Sleeper trend. The third structural zone is the Range Front Target, which extends 18,000 feet (5.5km) in a NNE direction. Range Front Target contains a number of different drill target areas over the 5.5km strike length of the structural feature.

Each of the five priority target areas are defined by multiple types exploration data, as supported in the text of this report. Detailed three-dimensional modeling of the database in both Gemcom and Gocad driven computer models is part of the compilation and targeting methodology.

The exploration program proposed involves a logical drilling approach, as recommended by Dr. Richard Sillitoe. Each of the five priority exploration targets will be drill tested by fences and/or fans of drill holes. Refinements of the 3D modeling compilation and limited data additions will help set priorities in the proposed drilling program. Other targets of lesser priorities in the project area will continue to be evaluated.

Previous to the current planned program, in 1996, X-Cal Resources Limited secured an exploration agreement to explore the entire AMAX Sleeper property holdings. Including additional lands held by X-Cal the Sleeper Gold District totals approximately 30 square miles which are currently Sleeper Joint Venture land holdings. AMAX amalgamated with Kinross in 1998, and a new option agreement between Kinross and X-Cal was completed in 1999. In early 2004, a joint venture was established (New Sleeper Gold, LLC) between X-Cal and New Sleeper Gold Corporation. An option on the Kinross option was exercised. A reclamation bond was put in place and all reclamation activities and site responsibilities became that of New Sleeper Gold, LLC (Sleeper Joint Venture).

During 2004, 2005 and early 2006, New Sleeper Gold managed the joint venture between X-Cal and New Sleeper and funded an exploration. This program

emphasized drilling early on with 82,240 feet (25,073m) of core and RC (reverse-circulation) drilling in 2004, and 22,524 feet (6,867m) of RC and core drilling by August 7, 2005.

Late in the two year program, extensive exploration targeting studies and surveys were initiated and substantially completed. Detailed studies include Hg and CO2 soil gas surveys, grid soil sampling surveys, ASD (analytical spectral data) clay species studies of core and RC drill holes, gravity geophysics surveys and data modeling, MT geophysical surveys, IP/Resistivity surveys and compilation studies, structural analysis and studies, aerial photography and photo-geologic studies, ICP multi-element analysis and modeling of drill hole samples, re-logging of selected drill holes to improve 3-dimensional geologic models, build and update MapInfo GIS database for surface data, and 3-dimensional modeling of all data forms on Gemcom and Gocad computer programs. The result is better definition of targets than any other time in the history of the property. Most of these study results and data modeling were completed after termination of the latest drilling program in August of 2005.

In summary, the property is in the process of being consolidated, assuming completion of the purchase agreement announced by X-Cal. A program is planned for five mine sized exploration targets located proximal to the historic Sleeper Mine. More exploration data and better computer models of the data are available than ever before for definition of these targets. Previous work and drilling programs to date have not tested the five priority targets.

The conclusions of the authors are that the Sleeper Gold Project is well organized and prepared for a substantial exploration program. Data support for each target is based upon high quality state of the art exploration technology, and are stored in MapInfo GIS database and 3-dimensional models of Gemcom and Gocad driven programs. The approach for exploring each target, that includes adequate density of drill hole spacing, is a logical way to search for bonanza grade systems, given the shallow to moderate pediment cover over most of the targets. It is recommended to complete the exploration program, as presented in this Technical Report. Historically, multi-million ounce gold deposits occur in multiples. Dr. Sillitoe's recommendations are in part based on knowledge of successful exploration programs in similar geologic environments. The proposed program is designed to find additional bonanza grade deposits near the historic Sleeper Mine.

2.0 INTRODUCTION

This technical report has been prepared at the request of X-Cal Resources Ltd of Vancouver, Canada and Toronto, Canada. The report concerns the Sleeper Gold Property, Awakening Mining District, Humboldt County, Nevada, U.S.A.

The primary purpose of the report is to summarize and make public large volumes of new surveys, data and recent modeling of those data to explain the exploration target priorities established at the Sleeper Gold Property. In addition, X-Cal intends to consolidate the property and buy out its joint venture partner New Sleeper Gold Corporation, become operator and renew an aggressive exploration program. The report will update the technical aspects of project.

A large body of new information has been generated by work of the Sleeper Joint Venture over the past 2 years. X-Cal is grateful to the managing partner New Sleeper Gold Corporation and project manager Adrian Fleming for generating useful new drill information, especially within the historic Sleeper Pit area, and for contributing the large volume of new exploration data and information available to advance the project. Numerous individual and data contributions are included in the text of this report, and respective authors of this information are credited below. However, at this point it is important to mention key Joint Venture in house contributions for data and information in this report contributed by Adrian Fleming, Rich Histed, Megan O'Donnell, Keith Blair, Larry Martin, Greg Furdock, Jesse Wellman, Mark Bradley and special mention of Jim Smithson, Environmental Manager. Contributions of ideas, data, and recommendations from outside consultants include Richard Sillitoe, Ken Snyder, Larry Kornze, Jeff Hedenquist, Jim Wright, Robert Jackson, Jeff Jaacks, Bill Doerner, and Greg Corbett.

The X-Cal technical team has completed an evaluation, compilation and synthesis of a large volume of new data. This process led to the focused plan of exploring five priority mine scale exploration targets near the historic Sleeper Mine. X-Cal especially credits consultant Dr. Richard Sillitoe for helping prioritize and establish key targets, and recommending the disciplined fence drilling to drill test the targets.

This technical report was prepared by Mr. Robert E. Thomason, M.Sc., Economic Geology, and Licensed Geologist in the State of Washington (#1880). Mr. Thomason has over 29 years experience in the mining industry including: mineral exploration, mine development, reserve estimation, economic evaluation and modeling. Mr. Thomason has extensive experience in Nevada where the Sleeper Gold Property is located. Mr. Thomason worked in the local region as an exploration geologist on several occasions. During this work he had the opportunity to examine parts of Sleeper Gold Property. Mr. Thomason visited the subject property on February 24, 2006 to examine core, RC chips, detailed geological, geophysical and geochemical maps, cross sections and exploration target areas. Subsequent to this visit he has continued his examination of data on the property and had numerous conversations with individuals involved in the data collection and interpretations contained herein.

The co-author, Larry Kornze, B.Sc., P. Eng. APEG of B.C., has been involved with exploration of properties in Nevada since 1986. He first became involved with the Sleeper Project in 2002 when asked to report on the property for Dundee Securities of Vancouver. Mr. Kornze had pervious exposure to the Sleeper mine on two previous occasions while working for Barrick Goldstrike Mines on their mine dewatering project. He has been involved with numerous major and junior mineral exploration and mining operations most recently worked for Barrick Gold Exploration as Regional Manager Mexico and Central America. He is a Director of Candente Resources Corp, Dynasty Gold Corp., Gold Summit Corp., Northland Resources Inc., Anaconda Gold Corp., and other companies.

The co-author, Winthrop A. Rowe, M.Sc, C.P.G., has a long history of involvement in the Sleeper Gold Property. In late 1996 through the end of 1998, he held positions of responsibility with X-Cal with a work focus on the Sleeper Gold Property. From 1999 until present, the coauthor has consulted on the project on a number of occasions. Beginning February 1, 2006, the coauthor again took a position of responsibility and

long term commitment to the project. Previous work by the coauthor involved multiple reports including a data summary report in 1998, and participation as co-author of a NI 43-101 report for X-Cal in 2003.

2.1 CURRENCY AND UNITS OF MEASUREMENT

Unless otherwise specifically stated, the U.S. system of measurements is used in this report.

Currency, units of measure, and conversion factors used in this report include:
Linear Measure
1 inch = 2.54 centimeters
1 foot = 0.3048 meter
1 yard = 0.9144 meter
1 mile = 1.6 kilometers
Area Measure
1 acre = 0.4047 hectare
1 square mile = 640 acres = 259 hectares
Capacity Measure (liquid)
1 US gallon = 4 quarts = 3.785 liter
Weight
1 short ton = 2000 pounds = 0.907 tonne
1 pound = 16 oz = 0.454 kg = 14.5833 troy ounces

Analytical Values

	percent	grams per metric tonne	troy ounces per short ton
1%	1%	10,000	291.667
1 gm/tonne	0.0001%	1	0.0291677
1 oz troy/short ton	0.003429%	34.2857	1
10 ppb			0.00029
100 ppb			2.917

Currency Unless otherwise indicated, all references to dollars ($) in this report refer to currency of the United States.

3.0 RELIANCE ON OTHER EXPERTS

This report was prepared by the authors and is largely based upon information derived during the exploration programs at the Sleeper Gold Property. The authors have relied to some extent on geological, geophysical, geochemical, engineering, metallurgical, legal, environmental and other reports and documents completed by others, as well as opinions from other persons. Some of these persons are not "qualified" in terms of the definition of NI 43-101.

Sections of this report have in depth discussions of geophysics surveys and geophysical results. In these sections, the authors rely heavily on the discussions and reporting by geophysicist Jim Wright, Msc.

Environmental and reclamation discussions in this report are written and assembled primarily by New Sleeper Gold's Environmental Manager Jim Smithson. Mr. Smithson has managed the environmental aspects of the project since the Joint Venture began in early 2004. Before that, he had a long term involvement in the Sleeper Gold Property through Kinross Gold.

This report draws substantially on previous reports by Guston and Fleming (2004), and Redfern and Rowe (2003).

The authors have only limited written descriptions of the sampling and quality-assurance, quality control ("QA/QC") procedures followed by AMAX or its temporal affiliates. In addition, proportions of the stored chip cuttings were destroyed and are no longer available. Most of the original maps, sections, or assay data sheets describing the totality of sampling and drilling at the Sleeper Gold Property plus a very large digital data base (>300 GB) are available on site or at the New Sleeper Office in Reno. All digital data are backed up on external hard drives, and stored at off site locations.

The authors utilized all known resources available on site, in available computer data bases, and at designated storage facilities to verify information in this Technical Report.

The authors of this report are "Qualified Persons" according to the requirements needed for completing a 43-101 report for data evaluations. Though the authors have had experience in other matters included in this report, the authors are not qualified to the extent of being "experts" in such issues as metallurgy, geophysics, land title, legal issues and environmental matters. Specifically, the following consultants provided the information in respect of metallurgy: Kappes, Cassidy and Associates, Reno, Nevada; McClelland Laboratories, Reno, Nevada; and Mineral Resource Development Inc., California.

Some of the opinions expressed in this report are those of other persons and if so are cited. Otherwise the opinions, conclusions and recommendations in this report are those of the authors. The recommendations and conclusions contained in this report are based, in part, on information from sources outside the control of the authors. While the authors have exercised reasonable diligence and the information herein is believed to be accurate, the authors do not warrant or guarantee the accuracy thereof.

4.0 PROPERTY DESCRIPTION AND LOCATION

The Sleeper Gold Property (Figures 1 through 4) comprises 1,034 unpatented lode mining claims totaling approximately 30 square miles (6,709 hectares), in Desert Valley and the adjoining Slumbering Hills, Awakening Mining District, Humboldt County, Nevada, U.S.A. The Property is on the Jackson Well 7.5' United States Geological Survey Quadrangle at Lat: 41° 20' N, Long: 118° 03' W. These claims cover parts of Sections 3 to 11, 14 to 23 and 26 to 36, inclusive, in Township 40 North, Range 35 East, and Sections 1 to 3, and 10 to 12, inclusive, Township 39 North, Range 35 East, Mount Diablo Base and Meridian, Humboldt County, Nevada, U.S.A. The claims are contiguous. The U.S. Government owns the surface rights to the unpatented lode and placer claims.

X-Cal Resources is a public company listed and trading on the Toronto Stock Exchange (TSX) under the symbol XCL. X-Cal Resources Ltd's registered address is P.O. Box 48479 Bentall Centre, Suite 750, 666 Burrard Street, Vancouver, British Columbia, V7X 1A0.

New Sleeper Gold Corp is a public company listed and trading on the Toronto Stock Exchange Venture Exchange (TSX-V) under the symbol NWS. New Sleeper Gold's address is New Sleeper Gold Corp., 1111 St Charles West, East Tower, Suite 650, Longueil, Quebec, J4K 5G4, Canada.

X-Cal and New Sleeper Gold's equally owned U.S.A. subsidiary, New Sleeper Gold LLC controls 100% of the 1,034 unpatented lode and placer mining claims held by Sleeper Mining Company LLC, subject to attached royalties due to the third parties. No one resides on the unpatented claims, which are owned by the U.S. government, and no pre-patent U.S. Mineral Survey has been conducted thereon. The writers know of no other agreements, other encumbrances or environmental liabilities that are attached to the Sleeper Gold Property. All claims registered in the name of X-Cal USA are currently assigned to Sleeper LLC.

Details of relevant previous and current property agreements, permitting and claims are presented in Appendix 1. X-Cal Resources holds an option to buy out New Sleeper Gold's portion of the New Sleeper Gold LLC Joint Venture. Terms are discussed below.

4.1 X-CAL OPTION TO ACQUIRE CONTROL OF JOINT VENTURE

On January 25, 2006 X-Cal Resources Ltd and New Sleeper Gold Corporation announced an agreement whereby X-Cal has the right to purchase 100% interest in the Sleeper Gold Project, currently held under the New Sleeper Gold LLC joint venture. In the new option agreement, X-Cal has paid New Sleeper CN $50,000 on signing. The balance of CN $4.95 million plus 10 million shares of X-Cal common shares are to be paid by the later of May 16, 2006 or within 90 days after receipt of regulatory approvals. Upon completion of these terms, New Sleeper Gold Corporation is to deliver its current 50% interest in New Sleeper LLC over to X-Cal Resources Ltd. Meanwhile, the joint venture described below remains in effect until the X-Cal take over is completed.

4.2 OTHER SLEEPER JOINT VENTURE COMMITMENTS

The project operator is obligated to pay all federal and state claim holding fees on or before August 31 each year, the date upon which all U.S. government yearly claim fees are due and payable. The operator is responsible for reclamation and all other environmental liabilities created by work actions of the company permitted through the U.S. Bureau of Land Management. New Sleeper has represented to the authors that all claim fees are paid and that all environmental obligations as they relate to exploration activity by New Sleeper are in order.


NEVADA
SLEEPER GOLD PROPERTY
ELKO
RENO
+3 M Oz. Gold Deposits
Sleeper Gold Property
Humboldt County, Nevada U.S.A.
Sleeper Project Index Map
February 2006
Adrian Fleming RPGeo
LAS VEGAS
0
100 km

Figure 1. Location Map

5.0 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

The Sleeper Gold Property is located 26 miles northwest of Winnemucca, Nevada, on the west flank of the Slumbering Hills. Access to the Sleeper Gold Property is by Interstate Highway 80 to Winnemucca, north on Highway 95 for 32 miles, west on Highway 140 for 14 miles, and then south for 6 miles on the maintained dirt Sod House Road to the project site.

The Sleeper Gold Property is in variably flat to hilly, grass-shrub-covered desert, with a few trees present on the higher elevations. Elevations in the Sleeper Gold Property area are between 4,100 ft along the western, valley side of the project to 5,400 ft on a hilltop in the southeastern portion of the project.

The climate in the Sleeper Gold Property area is favorable for year-round mining. The temperatures are cool to cold during the winter, with occasional moderate snowfalls, and are warm during the summer with cool nights. The area is fairly dry, with infrequent rains during the summer. Exploration and mining may be conducted year-round. The Sleeper Gold Property area is uninhabited.



Sleeper Gold Property
Sleeper Mine Site
N
W
E
S

Sleeper Mine Site, May 2005 Aerial Photograph
Shows Current Lake Level and Recent Reclamation

Figure 2. Sleeper Mine Site, 2005 aerial photograph

The former AMAX office building and the heavy equipment 'shop' plus assorted equipment including a grader, bulldozer and vehicles are present on the Sleeper Gold Property site and are being used for office accommodation, core logging, storage and to support drilling programs. Necessary supplies, equipment and services to carry out full sequence exploration and mining development projects are available in Winnemucca, Reno, and Elko, Nevada. A trained mining-industrial workforce is available in Winnemucca and other nearby communities. The overall subdued topography that characterizes much of the Sleeper Gold Property provides ample ground for the sitting of mine facilities, tailings, waste dumps and heap leach facilities.

6.0 HISTORY

6.1 PRE-AMAX

Significant deposits of gold were first discovered in the Sleeper Gold Property area beginning in 1935 in the Awakening District at the Jumbo and Alma Mines. Narrow quartz-adularia-gold veins within metasedimentary rocks were exploited at the Jumbo mine, located in the Slumbering Hills about 3.7 miles southeast of the Sleeper Mine,

by open pit and underground methods (Nash et al., 1995). Estimates of the pre-AMAX gold production from the Awakening District vary; Willden (1964) tabulated a total of 26,262 ounces of gold produced from the district between 1932 and 1958.


N
T40N
T39N
1 km
1 mile
CLAIMS
X-Cal / New Sleeper Gold Corp. Joint Venture
X-Cal / New Sleeper Gold Corp. Joint Venture
Sleeper Gold Property
Humboldt County, Nevada U.S.A.
Claim Map

Figure 3. *Claim Map*

6.2 AMAX

The modern history of the Sleeper Gold Property began in April 1982 when John Wood, an exploration geologist with AMAX, observed iron staining in a scarp east of what became the Sleeper Mine during an aerial geological reconnaissance. AMAX conducted surface geological and geochemical work over the next two years, including a drilling program that identified gold mineralization that averaged approximately 0.04 oz Au/ton. In late 1984, AMAX's thirty-fourth drill hole stepped out to the west of the previous drilling and intersected 335 ft of silicified breccia with an average grade of 0.81 oz Au/ton gold, including one very high-grade quartz-electrum vein containing abundant visible gold (Nash et al., 1995). This hole led to an immediate increase in the exploration and development programs.

In February 1985, AMAX formally announced the discovery of the Sleeper gold deposit and open pit mine construction was approved in August 1985. The initial development plan called for construction of a 500 ton-per-day mill designed to produce 53,000 ounces of gold per year, with start-up scheduled for mid-1986.

Mining initiated in January 1986, however, and mill commissioning began the following month. On March 26, 1986 AMAX poured its first gold bar from the Sleeper Gold Property three months ahead of schedule and little more than a year after the discovery had been announced. Although the mine plan called for production of about 40,000 ounces in 1986, the mine actually produced 126,000 ounces of gold during the year at an average cost of less than $60 per ounce, making it one of the lowest cost gold mines in the world at the time.

AMAX's initial capital investment was recouped in the first six months of operation. During those first nine months the head grade was 0.75 oz Au/ton, or more than twice the expected grade, owing to bonanza grades in the Sleeper vein (Redfern and Rowe, 2003).

Mill throughput exceeded design capacity during the first full month and was running about 30% over design capacity by the end of the year. In September 1986, AMAX began processing low-grade material in a heap leach circuit. Production increased to 159,000 ounces in 1987 (the first full year of production) and to 230,000 ounces in 1988 at an average cost of $103 per ounce (Proteus, 2002). Armed guards were hired to protect the high-grade, visible gold in the pit.

In 1993, annual production declined to 100,000 ounces at a cash cost of $317 per ounce. Cyprus Minerals and AMAX Inc. merged to form Cyprus AMAX Minerals Co. in 1994. AMAX suspended mining operations and wrote off $23.6 million at the Sleeper Mine in 1996.

The Sleeper operation was designed to treat oxide mineralization by both milling and heap leaching. There was no flotation circuit in the mill to recover gold bearing sulfides. The early pit mill feed was oxide material, but zones of sulfide mineralization were present in the pit. Reported gold production from the mill was 1,244,000 ounces and 438,000 ounces from heap leaching (Proteus, 2002). Silver production totaled approximately 2.3 million ounces.

Figure 2 shows the Sleeper pit today, which is now a lake. The mill facility has been removed and the area reclaimed.

6.3 X-CAL

In 1993, X-Cal acquired property around the Alma underground mine, which lies in the Awakening District to the southeast of the Sleeper pit, through an agreement with Leland York. X-Cal's surface mapping and sampling identified several areas of anomalous gold. X-Cal acquired additional land in 1994 and 1995, so that its holdings then extended to the limit of the AMAX Sleeper Property boundary. In April 1996, X-Cal and AMAX formed a joint venture to explore the Sleeper Gold Property, which included the land holdings of both X-Cal and AMAX.

In 1997, X-Cal entered into an option agreement that granted Placer Dome the right to earn a 50% interest in the Sleeper Gold Property. During an intensive 40-day period from July 11 to August 20, 1997, Placer Dome reviewed the Sleeper Gold Property data in detail, completed a detailed aeromagnetic survey, and drilled 46 holes (30,992 ft of reverse circulation ("RC") drilling; 5,509 ft of diamond core drilling). After

revised terms could not be agreed upon, the Placer Dome option expired and X-Cal retained its interest in the project.

In 1998, AMAX merged with Kinross. From 1998 through 2003, there were several amendments to the agreements between X-Cal and Kinross (Proteus, 2002).

6.4 NEW SLEEPER GOLD

On January 9th, 2004 New Sleeper Gold Corp formed a 50/50 Joint Venture with X-Cal Resources (essentially by acquiring Kinross Gold's 50% interest in the Sleeper Gold Property) and assumed management of the Sleeper Gold Property. During the period February 2004 to July 2005 money contributed by New Sleeper Gold to the Sleeper Joint Venture, funded exploration at Sleeper and completed 97,704 ft (29,780m) of drilling. The drilling consisted of 2,260 ft (688.8m) of sonic drilling, 37,315 ft (11,373.6m) of RC drilling and 55,869 ft (17,028.9m) of core drilling. In addition the Sleeper Joint Venture conducted trenching, electrical geophysical surveys (both IP and MT), ground gravity surveys, 'Quicksilver' mercury soil gas surveys, O2/CO2 soil gas surveys, geological mapping, extensive soil geochemical sampling, and aerial photography. The mill and crusher facilities were removed and the sites where these facilities formerly stood were reclaimed under the operatorship of New Sleeper Gold Corp.

Commencing in August 2005 New Sleeper Gold and X-Cal equally funded work at Sleeper. The funding contributed by New Sleeper Gold to secure the property and generate new data had been expended by the end of July 2005.

During 2004 and to the end of November 2005 New Sleeper Gold LLC generated approximately 6 to 7 million US$ on new exploration data acquisition at the Sleeper Gold Property exclusive of corporate overhead.

6.5 HISTORICAL ESTIMATES

Several estimates in respect of mineralization at the Sleeper Gold Property were completed between 1985 and 2001. There are insufficient details available on the procedures used in these estimates to permit the authors to determine that any of the estimates meet NI 43-101 standards. Accordingly, these **resource and reserve estimates in this section are presented here merely as an item of historical interest in respect of an exploration target and should not be construed as being representative of actual Mineral Resources or Mineral Reserves (under NI 43-101) present at the Sleeper Gold Property. It is uncertain as to whether further exploration will result in the discovery of a Mineral Resource.** These estimates are summarized in chronological order.

AMAX

In February 1985, AMAX announced a drill-indicated "probable mineral reserve" of 1.45 million tons grading 0.32 oz Au/ton (11.0 Au g/t) and 0.90 oz Ag/ton (30.9 Ag g/t) (Wood and Hamilton, 1991). A later "resource estimate" by AMAX, as of January 1, 1989, cited "production and mineable gold reserves" of 55,261,000 tons at an overall head grade of 0.046 oz Au/ton (1.58 Au g/t) having 2,543,000 contained ounces of gold in the Sleeper Gold Property (Wood & Hamilton, 1991). When

AMAX ceased mining the Sleeper deposit in 1996, a total of 1.68 million ounces of gold had reportedly been produced and sold (Proteus, 2002).

1997 MRDI Study

When Placer Dome optioned the Sleeper Gold Property in 1997 in a joint venture with X-Cal, Mineral Resources Development, Inc. ("MRDI") was engaged to estimate resources for certain parts of the Sleeper deposit. The study was directed at determining the gold content in the immediate vicinity beneath and adjacent to AMAX's final pit.

The MRDI study was titled, "Modeling and Resource Estimation of the Facility, Saddle, West Wood and Silica Cap Areas". MRDI focused on West Wood, Facility ("Office Pit"), Saddle and Silica Cap areas, and constructed a block model that encompassed the Sleeper pit and the immediate surrounding area. The study used the existing database of 1,500 drill holes, which were verified by MRDI. The study did not separate any of the above-mentioned areas and thus provided a global estimate.

MRDI had access to previously determined variography, in-house resource estimation block models developed for the Sleeper Mine, metallurgical parameters, and the use of personnel most familiar with calculations at the Sleeper Mine.

The study used the multiple indicator kriging method to estimate block grades and estimation variance (kriging variance) was used for resource classification.

MRDI quoted two versions of "Mineable Resources" in its final report, which are presented here as potential quantities and grades of a mineral deposit that is the target of further exploration:

i) a "Base Case" estimate derived from AMAX's historic production and operating cost records, using a US$400 gold price and 50% heap leach recovery, and

ii) an "Enhanced Case" estimate which was requested by Placer Dome, based on a breakeven cut-off grade of 0.010 oz Au/ton (0.34 Au g/t) for heap leaching. This case was based on a 70% gold recovery, constant tail with gold recovery for heap leaching capped at 75%.

MRDI's estimates are presented in Table 1.

Table 1 MRDI May 1997 Estimate of "Mineable Resources" Facility, Saddle, West Wood, and Silica Cap Areas, Sleeper Gold Property

Base Case @ US$400/oz. Gold				
	Tons (000's)	**(oz Au/ton)**	**Au (g/t)**	**(oz Ag/ton)**
Heap Leach	6,565	0.030	1.03	0.180
Agitated Leach	461	0.122	4.18	0.154
Total	*7,026*	***0.036***	***1.23***	***0.179***

Enhanced Case				
	Tons (000's)	(oz Au/ton)	Au (g/t)	(oz Ag/ton)
Heap Leach	49,920	0.021	0.72	0.156
Agitated Leach	1,211	0.120	4.11	0.150
Total	*51,131*	*0.023*	*0.79*	*0.156*

These potential quantities and grades are conceptual in nature. There has been insufficient exploration to define a Mineral Resource (under NI 43-101) at this time and it is uncertain as to whether further exploration will result in the discovery of a Mineral Resource.

1999 Sierra Study

In November 1999, Sierra Mining and Engineering, LLC (Sierra) undertook an estimate of the "mineral resources" present on the Sleeper Gold Property. Sierra used east-west cross sections on 50 ft intervals and level plans in areas with prior drilling.

The database used consisted of surface drill hole data, geologic drill logs and geologic interpretation on both plans and cross sections. The database included more than 3,800 surface RC holes.

Sierra stated "the resource calculation has been prepared using generally accepted resource calculation practices as described in June, 1999 issue of Mining Engineering". The estimate used the inverse distance interpolation procedure to estimate grades.

Table 2 1999 Sierra Study Gold "Mineral Resources" Sleeper Mine Area[1]

	Cut-off	Tons	Grade	Grade	Contained
West Wood Area	(oz Au/ton)	(000's)	(oz Au/ton)	(Au g/t)	Au oz
"Measured Resource"	0.02	9,077	0.052	1.78	472,000
"Indicated Resource"	0.02	1,036	0.176	6.03	182,000
"Measured Resource"	0.1	559	0.296	10.15	165,000
"Indicated Resource"	0.1	471	0.342	11.73	161,000
	Cut-off	Tons	Grade	Grade	Contained
Northeast Area					
"Measured Resource"	0.02	1,818	0.04	1.37	72,000
"Indicated Resource"	0.02	153	0.163	5.59	25,000
"Measured Resource"	0.1	67	0.143	4.9	9,000
"Indicated Resource"	0.1	66	0.322	11.04	21,000

[1] **These potential quantities and grades are conceptual in nature. There has been insufficient exploration to define a Mineral Resource (under NI 43-101) at this time and it is uncertain as to whether further exploration will result in the discovery of a Mineral Resource.**

Sierra commented that, "Within the area studied there are two areas which exhibit significant grade and tonnage to support on-going mining. Mineralization continues to the northeast from the existing pit...under the existing solution ponds and leach pad...(and) is a surface mining target requiring delineation drilling" (Sierra, 1999).

7.0 GEOLOGICAL SETTING

7.1 REGIONAL GEOLOGY

The Sleeper Gold Property area is situated within the western, apparently older, part of the Northern Nevada Rift ("NNR") geologic province of Miocene age, along the western flank of the Slumbering Hills. The regional geologic framework and generalized local geology and stratigraphy are described below and are shown in Figure 4 (modified from Nash et al., 1995).

The core of the Slumbering Hills consists of Mesozoic metasedimentary rocks of the Auld Lang Syne Group and Cretaceous granitic intrusions (Willden, 1964). Tertiary volcanic and intercalated sedimentary rocks unconformably overlie the Mesozoic units locally in the northern part of the range. Much of the Tertiary volcanic units are thought to be outflow facies of the McDermitt volcanic field and related calderas to the north, with the volcanic rocks that host the Sleeper deposit originating from a local volcanic complex (Nash et al., 1995). Quaternary pediment gravels and aeolian sands lie to the west of the Slumbering Hills and cover much of the Sleeper Gold Property area.

7.2 LOCAL GEOLOGY

7.2.1 Lithology

The Sleeper Gold Property is located on the western flank of the Slumbering Hills, largely within Desert Valley. The rock units that underlie Desert Valley appear to have been down-dropped 3,000 to 3,300 ft along north- to northeast-trending normal faults along the western edge of the Slumbering Hills (Nash et al., 1985). Northwest-striking faults also are present, which may represent re-activated Battle Mountain-Eureka trend structures.

Basement rocks are exposed in the Slumbering Hills to the east of the Sleeper Mine and are comprised of the Auld Lang Syne Group of Triassic to Jurassic(?) age. The Auld Lang Syne Group is a sequence of dark, fine-grained slate, phyllite, quartzite, calcareous phyllite and local marble to granular limestone. These sedimentary units were deformed and weakly metamorphosed to greenschist facies during the Mesozoic (Willden, 1964; Burke and Silberling, 1973). The Auld Lang Syne rocks host the quartz-adularia-gold veins that were exploited at the Jumbo and Alma mines. A granodioritic to monzonitic pluton was emplaced during the Cretaceous (Willden, 1964) in the central part of the Slumbering Hills.


118 00'
N
SLEEPER
MINE
Desert Valley
Silver State Valley
Slumbering Hills
JUMBO
MINE
Awakening
Peak
Tv
Mzs
Kg
QToa
Qya
QUATERNARY
Qya Younger Alluvium
QUATERNARY - PLIOCENE
QToa Older Alluvium
TERTIARY
Tv Volcanic Rocks Undifferentiated
CRETACEOUS
Kg Granites
MESOZOIC
Mzs Metasediments
0
5
miles
NEVADA
Sleeper Gold Property
Humboldt County, Nevada U.S.A.
Local Geology
February 2006
Adrian Fleming RPGeo

Figure 4. ***Local Geology***

Tertiary volcanic rocks (Nash et al., 1985) unconformably overlie and intrude the Mesozoic rocks in the northern and eastern parts of the Slumbering Hills. The first unit deposited on basement was a sequence of volcaniclastic rocks and local volcanic flow strata of intermediate composition that is up to 650 ft thick. The age of this basal unit is uncertain; an age date of 17.3 Ma was obtained from adularia from a vein cutting this unit at the Jumbo Mine (Conrad et al., 1993).

The Intermediate lavas lie atop the basal volcaniclastic unit and are approximately 500-ft thick. This unit consists of a sequence of volcanic flows and flow breccias of dacitic to basaltic composition. A felsic, pumiceous Lapilli tuff unit approximately 130-ft thick lies atop the Intermediate flows unit and is in turn overlain by the Sleeper rhyolite. The Sleeper rhyolite is the main host of gold mineralization within the Sleeper pit and consists of a sequence of flows, dikes, sills and flow domes of quartz-eye rhyolite with sanidine phenocrysts and local biotite. Similar appearing rhyolitic to quartz latite dikes and sills are found to the east and southeast of the Sleeper Mine in the Slumbering Hills. The age of the Sleeper rhyolite is approximately 17 Ma, but there are no direct age dates (Nash et al., 1995).

The Sleeper rhyolite is overlain by significant volumes of peralkaline rhyolite ash-flow tuffs, correlated with the tuff of Oregon Canyon (Nash et al., 1995). These tuffs, which are thought to post-date the gold mineralization at the Sleeper Mine, originated from calderas in the McDermitt area about 50 miles to the north at approximately 16.2 to 16.1 Ma (Conrad et al., 1993). This unit crops out in the northern Slumbering Hills, where it is up to 250-ft thick, contains soda amphiboles and is strongly welded.

Flows of the Awakening Rhyolite occur southeast of the Sleeper Mine capping a hill called ZZ Top and are up to 600 ft thick. They have been dated at 13.6 +/- 0.7 Ma (Conrad et al., 1993). The Awakening Rhyolite appears to have formed several flow domes along normal faults and the rocks are generally fresh and little altered, in contrast to the strongly altered flows of the older Sleeper rhyolite (Nash et al., 1995). Some silicified but gold-poor dikes of this unit occur near the flow domes.

Pliocene (?) basalt dikes occur locally southeast of the Sleeper Mine and represent the youngest igneous unit recognized in the Slumbering Hills. Older alluvium (Pliocene to Quaternary; Nash et al., 1955) occurs in the Sleeper Gold Property area; weathered clasts with quartz veins and visible gold in gravel deposits were found overlying the main deposit at the Sleeper Mine. Airfall ash tuff beds dated at 2.1 Ma (Pliocene) by Conrad et al. (1993) locally overlie the Older Alluvium. Younger Quaternary alluvium lies atop the Pliocene tuff beds, as valley fill in Desert Valley and as pediment gravels, alluvium, and colluvium along the flanks of the Slumbering Hills. A mantle of aeolian sand covers much of the surface of Desert Valley and the adjoining hills.

Basin and Range extension was first manifested in lacustrine and alluvial volcaniclastic materials that were deposited prior to 17 Ma, and in numerous high-angle normal faults with northerly to northeasterly strikes. Sets of northwest-trending faults may have been initiated at or before this time, as certain faults with this orientation host quartz-adularia vein systems in the Slumbering Hills, such as at the Jumbo and Alma mines.

7.3 PROPERTY GEOLOGY

7.3.1 Sleeper Lithology

Figure 5 is the bedrock geology map of the Sleeper Gold Property based upon surface mapping and drill hole information. The low hills east of the mine are underlain chiefly by metasedimentary rocks of the Auld Lang Syne Group. Much of this basement has subdued topography and is mantled by 3 ft or more of Quaternary aeolian sand that hampers geologic mapping. Two dikes of altered Cretaceous granodiorite are found in the foothills, as are numerous veins of bull quartz in the metasedimentary rocks.

Most of the bull quartz veins have been prospected, but none in the Sleeper Mine area were productive (Kornze and Phinisey, 2002). Tertiary volcanic rocks unconformably overlie and intrude the metasedimentary basement. The Tertiary sequence in the Sleeper Gold Property area is similar to that described in the Local Geology section herein.


Tertiary
Tb basalt undifferentiated
Tt tuff undifferentiated
Tr2 13.6 Ma felsic volcanics
Tb2 post 16 Ma mafic volcanics
Tt2 post 16 Ma tuff
Tr1 ~ 17Ma felsic volcanics
Tb1 ~17 Ma mafic volcanics
Tt1 early tuffs and volcanic sediments
Mesozoic
Mz1 Cretaceous granodiorite
Mzs Triassic to Jurassic metasediments
property boundary
kilometers
Interpretation by G. Ferdock, Color Codes by M. O'Donnell
structures, high confidence
structures, inferred
mineralized zone
Sleeper Gold Property
Bedrock Geology
August, 2005

Figure 5. Sleeper Gold Property Bedrock Geology

The Sleeper rhyolite is the main host of gold mineralization in the Sleeper Gold Property. Where relatively fresh, it typically has a massive, homogeneous texture and exhibits coarse plagioclase, sanidine, 0.5-1 mm diameter resorbed quartz eyes, and sparse to no mafic phenocrysts. It is a low-silica calc-alkaline rhyolite in bulk composition. The basal 30 ft is different from the rest of the unit, as it contains 1-3% biotite, more abundant lithic fragments of andesite and basalt, and has a local tuffaceous appearance. Much of the Sleeper rhyolite in the Sleeper Gold Property is strongly argillized and locally silicified. Detailed maps of the aerial distribution and thickness of the unit have not been compiled, but an evaluation by Nash et al. (1995) suggests a relatively uniform thickness (e.g. a flow unit) of approximately 800 ft over an area of about 3.5 miles by 2 miles. The top of the rhyolite is eroded, as shown on the cross section in Figure 6. Texturally and compositionally similar dikes and sills cut Mesozoic and Tertiary rocks in the foothills to the east of the Sleeper Mine and are intersected by drill holes below the pit. A locally unaltered quartz latite intrusive body near the Jumbo Mine and dikes of similar lithology may be the same age as, and related to, the Sleeper rhyolite.


W
E
present surface
Mzs
Mesozoic
sediments
vertical XS looking north
through Wood Pit
Tertiary
Tr1 rhyolite
Tb1 basalt
Tt1 tuffs, volcanic
sediments
Mesozoic
Mzs metasediments
mineralized zones
from blast hole model
(.05; 0.1; 1.0 opt Au)
drill hole
Sleeper Gold Property
Simplified Geology
August, 2005

Figure 6. ***Sleeper Simplified Geology Cross Section***

7.3.2 Sleeper Structures

Structure is one of the most important controls on ore formation at district, deposit and meter scales, (Nash et al., 1995). The structural setting for the Sleeper Gold Property is complex and has multiple structural regimes that control alteration and localize mineralization. The following summarizes the prominent structural orientations and attributes.

The Sleeper Gold Property is cut by a series of north to northeast-trending (azimuth 010-070), mostly steeply west-dipping, high-angle normal faults (Figures 5 and 6) that may be associated with Basin and Range extension. Apparent left-lateral movement has been determined by limited geometric displacements of mineralization. The northeast structures of azimuth 020 provide a corridor that hosts the series of high-grade veins of the Wood pit: the Office vein, East Vein (Wood vein) and West vein. The West Wood is located within this same corridor.

The high-grade veins of the Sleeper and Wood pits are northerly striking (azimuth 350 to 025) and the latest modeling effort has defined a geometrical configuration that positions a main vein (i.e. East vein (Wood vein)) that is dipping to the west with a vein that is developed on the hanging wall (West vein) that dips to the east. This example of vein development geometry is currently being implemented in the exploration efforts in the Northwest Sleeper targeted area.

A series of northwest-trending high-angle faults show small displacements of stratigraphy and mineralization in the Sleeper Gold Property area. The directions of slip and magnitude of displacement on these fault systems have not been well defined, although this information could have a bearing on targeting of additional gold-silver deposits in the Sleeper Gold Property.

The northwest faults and fracture sets have an azimuth of 310 to 325, commonly dip steeply to the southwest and measured slickensides indicate lateral strike-slip movement. Several near parallel structures have been traced northwest from the Jumbo/Alma mining camps (located 4 miles (6 km) southeast of the Sleeper) across the property into the range front scarp located just east of the Sleeper mine site access road. Review of prior detailed pit mapping has many of these structures projected through the Sleeper and Wood pits. The apparent movement for many of the northwest structures is left lateral with most recent movement of downward throw to the southwest (Martin, 2005).

7.3.3 Quaternary

Quaternary Sediments

The more recent lacustrine sediments comprised of aeolian sands, dunes, silts, clay horizons, fine-grained well-sorted sands and coarse sediment and gravel channels range in thickness from 20 feet (6 m) atop of the undisturbed Sleeper pit to over 300 feet (100 m) just west of the Sleeper pit. Several interbedded silty sand horizons display root and burrow casts indicating depositional episodes of shallow water. Multiple fining upward sedimentary sequences have been identified and indicate that depositional conditions were rapidly changing and dynamic.

Quaternary/Tertiary Sediments

The age dating of the gravels located beneath the more recent lacustrine sediments has not been defined completely. The composition of the gravel horizons can vary from predominantly volcanic rock fragments (altered and unaltered), a mixture of Mesozoic sedimentary and volcanic rocks, to volcanic derived sediments. Observing high concentrations of silicified and quartz sulfide altered volcanic fragments and commonly vein silica fragments can visually identify the placer gravels.

Auriferous gravels

The age of the auriferous placer gravels has not been established. The placer gravels are located at or near bedrock in the vicinity of the Sleeper pit. Drilling during 2005 and interpretation of historical drill data has indicated that the placers are more locally concentrated and relatively close to their source. Outboard west and northwest of the Sleeper pit the placer gravels are commonly found to be perched above bedrock 20 to 50 feet (6 to 16 m). Angular to sub-rounded fragments of banded veins and auriferous quartz veins have been identified in core recovered from the placer gravels. The physical appearance of the recovered vein fragments resemble vein material mined during development of the Sleeper and Wood pits.

8.0 DEPOSIT TYPES

The Sleeper Mine mineralization consist of both high-grade bonanza gold veins poor in iron sulfides with silver: gold ratios <1 and low-grade stockwork gold mineralization associated with abundant iron sulfides that is characterized by silver:gold ratios of 3 to 10 (Nash et al., 1995). Nash et al. (1995) believe that the low-grade Sleeper Gold Property mineralization does not fit well in current

geochemical classification schemes. They believe, however, that the widespread potassic (sericite and adularia) and silicic alteration indicate that this low-grade mineralization could be considered as a variant of the quartz-adularia class of deposit.

The spectrum of mineralization styles and the spatial relationships of those styles may suggest that the Sleeper Gold system demonstrates a continuum in mineralization from a modified high level, high sulfidation, intrusion related system dominated by magma derived fluids to a low sulfidation, meteoric water dominant system with a diluted magmatic fluid component (Corbett, 2005., Utterback, 2005., Histed, 2005.)

The broad zones of silica sulfide breccias with elevated silver contents may represent a volatile rich event located above and peripheral to a volcanic dome like features (Martin, 2005). Crackle breccias and stockwork textures are part of this event. Deeper levels of West Wood and the Main Sleeper Vein are likely examples of this. Extensive zones of clay alteration seen at Sleeper most likely formed at this time as the pH of the water was depressed after the exsolution of the volatiles from the fluid. ASD (analytical spectral data) studies indicate an abundance of kaolin species of clay, confirming the acidic environment of this event. Broad zones of silicification accompanied this event.

Subsequent to this early, elevated thermal energy event, waning of the intrusive activity and re-establishment of the hydrologic setting gradually evolved the system to a meteoric water dominant, low sulfidation system. Chemical buffering with wallrock allowed for the saturation of the near neutral evolved fluids with respect to silica. Dilution and buffering would have also inhibited the ability of the fluids to transport silver in the concentrations seen previously leading to the decreased silver content evident in the later vein style mineralization. Bonanza grade gold deposition appears to have resulted from the boiling of gold rich solution during these explosive events and as fluids mixed with the oxidized, low pH meteoric waters that resulted from the exsolution of volatiles after boiling (Corbett, 2005).

In addition to the Sleeper Mine style of mineralization, future exploration programs may target and expect more traditional low sulfidation style mineralization, such as Midas Style of precious metal occurrences (Goldstrand, 2000). Midas Style mineralization is also hosted in bimodal volcanic rocks and related to mid Miocene mineralizing events. Selenium minerals are an important part of the Midas system and manifest as silver selenides in banded quartz veins with bonanza grades. Trace element studies in 2004 and 2005 of various targets of the Sleeper Gold Property have demonstrated highly elevated levels of selenium as well. As mentioned by Goldstrand, "boiling textures" as bladed carbonate replaced by quartz are found in relation to bonanza grades of the Midas veins. Multiple target areas such as Ready Line, Northwest Target, Deep Sleeper, and West Wood targets at Sleeper display similar boiling textures.

9.0 MINERALIZATION

Four main types of gold mineralization are found within the Sleeper deposit and may represent a continuum as the system evolved from a high level, high sulfidation system dominated by intrusion related fluids and volatiles to a low sulfidation meteoric water dominant system (Corbett, 2005, Utterback, 2005, Histed, 2005). In

this setting the paragenetic relationships of the differing mineralization styles are as follows:

- Early - quartz-pyrite-marcasite stockworks
- Intermediate - medium-grade, silica-pyrite-marcasite cemented breccias localized on zones of structural weakness
- Late - high-grade, banded, quartz-adularia-electrum-(sericite) veins
- Post - alluvial gold-silver deposits in Pliocene gravels

AMAX mined all four types of mineralization, with high-grade material ($\geq$ 0.1 oz Au/ton) processed through the mill and low-grade (0.006 to 0.1 oz Au/ton) material processed by heap leaching. All were mined by open pit methods from the Sleeper, Wood, and Office pits. The deposit was mined over a north-south distance of 4,500 ft and an east-west width of approximately 2,100 ft. During AMAX's operations, the mill feed included the high-grade veins and breccias, while the heap leach feed included lower-grade breccias and stockwork zones. Alluvial gold zones were a special ore type, as they contained vein-bearing clasts with coarse-grained gold that had to be processed through the mill.

The high-grade bonanza veins are banded and composed of layers of quartz-adularia-electrum, with minor carbonate, barite, and late stibnite. Veins ranging from 1 inch to 20 ft in true width were mined in the Sleeper, East Wood, West Wood and Office vein systems. Numerous other narrower or shorter veins have been found in the course of drilling and mining, including several below the final mined pit, and some hosted within Auld Lang Syne metasedimentary rocks.

The mined high-grade veins showed good continuity along strike and dip, although the distribution of the highest-grade values was somewhat erratic. Detailed drilling and pit mapping show that the high-grade vein systems can be followed along strike for distances of more than 650 ft, although high-grade gold values and the veins themselves do not continue uninterrupted over these lengths. Veins locally averaged over 20 oz Au/ton within the Sleeper pit; one blast hole reported 195 oz Au/ton over 20 ft and an RC drill hole intersected 162 oz Au/ton over a true width of 5 ft. The vein zones in the pit were localized primarily within the Sleeper rhyolite, although they are known to extend downward into the intermediate volcanic rocks and Auld Lang Syne strata. The veins did not show an appreciable nugget effect, as determined by numerous screen-fire gold assays performed by AMAX and X-Cal (Redfern, 2003).

Medium-grade breccias in the mine, which were clast-supported and cemented by silica, pyrite, marcasite and adularia, typically assay between 0.1 and 1.0 oz Au/ton. The pyrite-marcasite content of the higher-grade breccias was notably higher than in the veins. The silver content in mined breccias was typically three to six times the gold grade. Much of the breccia mined by AMAX was within 20 feet of the high-grade veins, occurring in both the footwall and hangingwall rocks, although they also occurred in discrete zones up to 10 ft wide more that 150 ft from known veins. Individual breccia bodies were typically 3 to 10 ft wide and graded laterally into less brecciated wall rocks cut by stockwork veins (Nash et al., 1995). Lower-grade stockwork and breccia mineralization accounted for approximately 20 percent of the gold production. Mineralized breccias extend below the depth of the Sleeper Mine

open pits, as demonstrated by X-Cal drilling west of the Wood Pit, where the breccias are particularly rich in sulfides.

Alluvial gold mineralization of Miocene or Pliocene age was found and mined in the western part of the Sleeper pit. This Older Alluvium consists of poorly sorted conglomerates derived mostly from the weathering of altered Sleeper rhyolite and partly from vein/stockwork ores. Nash et al. (1995) stated that approximately 100,000 ounces of gold were produced from this material in 1990 to 1992 at grades of approximately 0.1 oz Au/ton.

10.0 EXPLORATION

10.1 EXPLORATION TARGET AREAS FOR 2004 AND 2005 PROGRAM

This section addresses exploration programs in 2004 and 2005. Current exploration targets for 2006 are discussed in section 23.0. The exploration program in 2004 was drill intensive. A total of 65 holes for 84,346 feet (25,715m) of core, RC, RC pre-collar, and sonic drilling were completed during the year. During early 2005, drilling continued but at a reduced rate accomplishing 34 holes for 22,524 feet (6,867m) of mostly RC and lesser core drilling. The majority of 2004 and 2005 drill holes were located in West Wood, and Facilities drill targets. Six holes were also drilled under the pit. The drill program ended on August 7, 2005 and the focus shifted to gathering of data from a variety of surveys, compilation and definition of drill targets.

Detailed surface studies and data collection surveys in 2005 included ASD mineralogical studies, soil geochemistry surveys, additional rock chip geochemistry, IP geophysics, additional Gravity geophysics, MT geophysics, Hg and CO2 soil gas studies, trenching, and multi-element ICP geochemistry and 3-dimensional studies of drill holes, and detailed GIS and 3-dimensional studies to better define future drill targets. Results of almost all of the detailed targeting studies came in after completion of the drilling program. The compiled 3D geochemical, geological and geophysical model incorporating all data continues to evolve as X-Cal's exploration group meets to review and discuss the project and to plan ongoing work.

10.1.1 West Wood Review

Prior exploration efforts by AMAX (mid-1980's) and X-Cal Resources (1997 and 2003) had identified a potential gold resource located along the southwestern rim of the Wood pit (see section 6.5 above). New Sleeper Gold LLC conducted further drilling in 2004 and 2005 consisting of 29 HQ core holes and 4 RC holes for 40,265 feet or 12,276m.

The West Wood is a complex faulted and hydrothermally altered zone with local gold concentrations. Multiple episodes of brecciation (four and possibly five) have been identified in core samples. The gold mineralization is associated with silicified volcaniclastic rocks and alteration containing high sulfidation quartz sulfide breccias. There is an overprinting of the high sulfidation mineralizing event by low sulfidation, auriferous, banded quartz veins. Light colored to white clays of kaolin and illite fill cavities and voids produced from late stage acid leaching.

The host rock types of the West Wood are the Sleeper rhyolite, a lapilli tuff and a volcanic breccia. Within the more altered and mineralized zones silicification and quartz sulfide alteration have replaced and mask many of the original volcanic textures. Gold mineralization is associated with marcasite, occurs as electrum and as visible particles within banded quartz veins. Antimony minerals including stibnite and kermesite are commonly identified proximal and within more anomalous gold zones.

Auriferous, banded quartz veins occur and are predominantly easterly dipping and crosscut quartz sulfide altered volcanic strata. The banding texture is derived from multiple stages of fluid transport saturated with silica and sulfides. Commonly, bands of dark sulfides and framboidal marcasite are parallel to the microcrystalline quartz bands. Further inspection of the auriferous, banded veins identified visible gold particles (75-100 mesh).

The occurrence of framboidal marcasite and bands or thin veins of micro-framboidal marcasite are commonly visual indicators of higher-grade gold mineralization. The crystallography of the marcasite changes to dendritic and bladed marcasite outboard from the gold zones (Martin, 2005).

Apparent post vein faults may have offset and disrupted vein continuity in the West Wood area. Banded quartz vein fragments have been identified in core samples from high sulfidation breccia zones. Previous workers also recognized post mineral faulting of veins in the Sleeper and Wood pits (Nash et al., 1995). See Section 13 below for drilling details of this area.

10.1.2 Deep Sleeper Review

Six core holes and one directional fork/wedge hole were drilled between 2004 and 2005 to test targets beneath the Sleeper Mine Pit bottom. Drill targets included a western occurrence of silicification and sulfide mineralization, extrapolated down-dip extensions of the main Sleeper system, and the Mesozoic unconformity.

The pit bottom of the Sleeper Mine is approximately 3600 feet (1125 m) elevation. Rhyolitic flows, tuffs, and lapilli tuffs dominate the stratigraphic section above the 3200 feet (1000 m) level. Below 3200 foot level, two drill holes intersected a thick, distinctive sequence of intercalated ash tuff, volcanic glass, volcaniclastic sediments, and complex breccias with mixed lithologies (Rowe, 2004). The lower breccia and volcaniclastic horizons included fragments of Mesozoic mudstones and sandstones mixed with Tertiary felsic volcanic rocks. The Mesozoic basement was intersected by drill holes near the 2600 foot (812 m) level. White banded vein quartz and 20-40 % pervasive silicification with a few percent disseminated pyrite were identified in both Tertiary and Mesozoic rocks near the unconformity contact. Drill holes beneath the central Sleeper Vein encountered limited mafic volcanic rocks and an abundance of felsic flows and ash flow tuffs below the mafic rocks. This indicates an additional felsic volcanic event below the thin mafic sequence.


41°22'30"
118°05'
118°02'30"
118°
N
Northwest Sleeper
Northern Extension
Bedrock Casino
Heap Leach Pad 1
41°20'
Pediment
Facilities
Westwood
Office Pit
South Dump
South Sleeper
Alma
41°17'30"
T40N
T39N
1 km
1 mile
Dome
Electrum
R34E
R35E
Sleeper Gold Property
Humboldt County, Nevada, U.S.A.
Drill Holes 2004 and 2005
Date: February, 2006
Larry Martin
Under the Pit Drilling
Drill Hole Collar

Figure 7. Drill Holes 2004 and 2005.

Of key importance, each of the deeper drill holes beneath the pit display strong to intense hydrothermal alteration. Alteration consists of silicification, quartz veins often with banding, fine to coarse crystalline carbonate minerals in vugs and/or vein selvages, hydrothermal breccias, disseminated pyrite and pyritic crackle breccias, opaline silica stringers, and narrow white to bluish vein silica flooding (Rowe, 2004).

The Deep Sleeper drill holes intersected elevated gold values in multiple zones. The highest gold assay of 0.2 opt (6.86 gpt) Au over 4.4 feet (0.73 m) was recovered from a hole beneath the Wood pit at 1062.2 feet (331.9 m). Anomalous gold values (100 ppb Au or more) were hosted by other quartz vein systems intersected by the deep drilling. Similar results were obtained from zones of silicification and quartz veining encountered at the Mesozoic unconformity.

ASD studies were completed on 5 of the deep drill holes. In general, the deeper holes show increased alteration temperatures with depth with predominance of illite near the bottom of each of the drill holes. Upper portions of the drill holes are marked by a predominance of kaolin and montmorillonite species of clays. This suggests higher temperature epithermal conditions prevailed below the Sleeper Pit and the lower extent of exploration potential of the system is not yet determined. The increase in illite at depth may also suggest yet another epithermal system below the current levels of drilling.

10.1.3 Bedrock Casino Review

Bedrock Casino is located on the northwest margin of the Sleeper pit at the geographic reference point referred to as the Sleeper "dogleg". The area has been interpreted to be a structural intersection locus containing multiple merging structural fabrics, various volcanic host rocks and favorable silicic alteration. Exploration efforts within an area of 1000 feet (300 m) radius tested two hypotheses: (1) test the area for a parallel Sleeper- type vein-system, and (2) test the potential that a large volcanic block of prospective host rock similar to Sleeper is preserved by downthrown fault blocks. Drilling during 2004 produced encouraging results with regard to both hypotheses (see section 13 below).

10.1.4 Facilities Review

During 2004, 22 reverse circulation (RC) drill holes and one core drill hole to (997 feet (312 m)) were completed in the area of the now reclaimed AMAX mill and crushing facility. Drill holes located in the northern sector of the Facilities intersected a wide zone of quartz veining that resembled veining that has been referred to as Chicken Track. The northwest striking Chicken Track quartz vein outcrops approximately 1 mile southwest of the Facilities and hosts high silver mineralization. The Facilities' drilling, confirmed the occurrence of a large northwest trending (azimuth 325) silver rich quartz vein with apparent right lateral offset. Another wide zone of severely fractured rock that is located in the southern sector of the Facilities is postulated to be another northwest trending structural zone.

Facilities target drill hole locations for 2004 and 2005 are shown on Figure 7. The Facilities target area can be sub-divided into northern, central and southern Facilities (Heap Leach, Crusher, and Mill respectively). Drilling in the northern area encountered narrow zones of oxide grades near 0.X opt Au. The northern area also contains a large silica-sulfide breccia zone reporting 0.0X opt Au and 0.X opt Ag at depths of 350 feet (109 m) to 450 feet (140 m) that requires additional study.

The main Office vein structural zone extends north from the southern Facilities into the central Facilities. Drilling in this area has identified a 100 feet (31 m) thick zone of sulfide mineralization at depth from surface approximately 400 feet (125 m). The zone has consistent 0.0X opt Au values, including up to 10 feet (3 m) of greater than 0.1 opt Au. The northern half of the central zone contains a significant (approximately 100 feet (31 m) thick) zone of near surface (depths less than 100 feet (31 m) from surface) oxide mineralization averaging approximately 0.025 opt Au. The zone is over 250 feet (78 m) long and is open to the north.

The relationship between the Office vein extension and the North Breccia zone is not fully understood. It appears that the Breccia zone represents a northern extension of the Office vein. Drilling details are discussed in Section 13.

10.1.5 Northwest Target Review

Exploration efforts were initiated in the Northwest Target area by a combination of simultaneous geologic studies. Bedrock geology maps were being constructed for the Property (completed late in 2005, after drilling programs ended). Preliminary bedrock maps defined several topographical features that would suggested alternate source areas other than the Sleeper Pit for gold placer occurrences found in historic drill holes in this general target area (Martin, 2005).

In conjunction with the bedrock map studies, trenches were designed and constructed in the basin to help locate reactivated structures that may have propagated upward through the deep (300 feet (100 m) to 500 feet (156 m)) Quaternary gravels and lacustrine sediments. The four east-west trenches were cut to depths of approximately 8 feet (2.5 m). Detailed geologic mapping and sampling identified pronounced structures in the trenches. Continuity of selected structures was confirmed by positioning two of the trenches parallel, but outboard 100 feet (30 m) from the original trench. Subsequent drilling confirmed one of the primary structures identified in the trench. Of significance, the study confirmed that key mineralized structures have continued movement up into the Quaternary stratigraphy (Martin, 2005).

Three core holes were completed near the base and top of the northwest Sleeper waste dump. Favorable host rocks found in the drill holes include the Sleeper rhyolite and lapilli tuff. Observed alteration includes silicification, clay alteration, quartz sulfide veins and breccias. Anomalous gold assays (400 to 700 ppb Au) were reported from zones of silicic alteration and quartz veins with local banding returned assays of 0.0X opt Au.

Because of the favorable stratigraphy, alteration, veining and anomalous gold values found in the 2004 and 2004 drill holes, additional targeting and drilling is planned for this area. More detailed geophysics and compilation studies completed in late 2005 and discussed below will guide future drill programs. Planned drilling will follow recommendations by Sillitoe (Sillitoe, 2006) with a disciplined approach of a fence of angle holes to cross key structural trends.

10.1.6 Alma Review

Exploration activities in 2004 and 2005 included geologic mapping, additional soil and rock chip sampling, construction of 2 sampling trenches, and completion of 4 core holes for 2,281 feet (695m) of drilling. Drill holes were located beneath the historic early 1900's mine workings of the Alma Mine, and did not test the broad rock chip and soil anomaly located the SW of the historic workings. High grade gold values were not found in the drill holes beneath the historic vein zones.

Mineralization at Alma is hosted in mixed lithologies of the Auld Lang Syne Group. The stratigraphy is composed of multiple horizons of competent but brittle rocks

including quartzite, siltite, limestone and arkose and interbedded incompetent and ductile rocks including argillite and phyllite.

Gold bearing veins identified at the Alma site are controlled by NW, N and NE oriented fractures and breccias and best developed in quartzite host rocks. Underground mapping and sampling of older workings identifies druzy quartz, adularia, visible dendritic crystalline gold (electrum) and manganese in veins, and are preserved in remnant pillars, headings and stope walls. Greg Corbett (Corbett, 2004) interprets supergene enrichment as a key process and explanation for highest values of gold in near surface levels of the historic mining at Alma.

Future exploration activities at Alma will focus on a large geochemical anomaly at the intersection of NE trending faults and NW trending fault zones. The best geochemical target is located approximately 1000 feet SW of the old workings (Redfern and Rowe, 2003).

10.1.7 Dome Review

The Dome exploration target is located 2200 feet (670m) SW of the Alma Mine workings. Rhyolitic to latitic rocks at Dome consist of massive quartz-feldspar porphyry with little or no flow-banding and strongly flow-banded quartz-feldspar porphyry surrounding the more massive phase. This geometry suggests that the massive porphyry phase may represent the central intrusive component of the flow-dome complex, with rhyolite flows surrounding a hypabyssal laccolithic body.

The most pronounced structural fabric (azimuth 325-345) mimics the regional structural corridor and reflects the most recent movement along this trend. Additional structural trends identified were azimuths 350-010 and 030-05. Micro-hydrothermal breccias (azimuth 048) with weak quartz sulfide alteration were identified in a shallow working on the southern flank of the Dome. Anomalous silver but very weak gold assays were reported from collected chip samples. No large-scale quartz veining was observed in outcrop.

Exploration activities in 2004 and 2005 on the Dome target included detailed additional soil sampling, geologic mapping and 5 RC drill holes for 2540 feet (774m). All holes crossed moderate to strong alteration, but the best intercept reported 575 ppb Au over 5 feet (1.5m). Because of the widespread alteration, interesting felsic host rocks and anomalous gold values, the target may require additional future consideration. Future targeting is likely to focus on deeper target zones. The deepest hole to date on the Dome prospect is less than 500 feet (152m) below the current surface.

10.1.8 Electrum Review

The Electrum target is located immediately east of the Dome complex and is hosted by Mesozoic metasedimentary rocks. Surface outcrop exposures consist of highly altered mudstone, phyllite and thin (1 ½ feet, ½ m) quartzite interbeds. Precipitant sulfates coat fracture surfaces. Bull quartz or white quartz veins (azimuth 300 and shallow dips less than 50 degrees to the northeast) up to 1 foot (1/3 m) are locally acid leached and appear to have been cut by younger microcrystalline quartz veinlets

(azimuth 030). Free gold (electrum) occurs within voids of the acid leached bull quartz veins.

Exploration activities in 2004 and 2005 consisted of additional soil geochemistry, IP geophysics, mapping, and one core drill hole for 814 feet (248m). The drill hole targeted the IP anomaly. However, no significant gold assays were found in the 2005 drill hole. The geophysical response was attributed to graphite found in pelitic rocks.

11.0 GEOPHYSICAL SURVEYS

The authors are not qualified as professional geophysicists, and rely on interpretations reported by geophysicist J. Wright for the identification of gravity, IP, and MT anomalies from the surveys described below. As professional geologists, the authors do have extensive experience using geophysical results to help define exploration targets and to assist in geological interpretations.

Geophysical work completed at Sleeper since the 2004 Technical Report (Gustin and Fleming, 2004) include: gravity, induced polarization (IP) and magneto-telluric (MT) surveys. In addition, both the historical work and the current work have been incorporated into a MapInfo GIS database to facilitate interpretations based on the entire data set. Consulting geophysicist Jim Wright, of J. L. Wright Geophysics Inc. was retained by the Sleeper Joint Venture to advise on the selection and design of geophysical surveys at Sleeper, and to interpret the results from these surveys. Details of the geophysical surveys are given in Thomason et al., 2006.

11.1 AIRBORNE MAGNETIC GEOPHYSICS

All of the pediment and range front targets and approximately 60% of outcropping target areas are covered by a detailed airborne magnetic survey completed by Placer Dome in 1997. The survey involved flying two directions of flight lines E-W and N-S, with line spacing 50 meters apart with average sensor height of 50 meters above the ground surface. Magnetometer values were recorded approximately every 2 meters along survey lines. This entire airborne magnetic survey database is available to the Sleeper Gold Property. This data is considered a high quality airborne magnetic survey (White, 2003)

Current modeling of exploration data and target definitions utilize the airborne magnetic survey data. Magnetic data is displayed as variations of typical magnetic field displays with various color schemes depicting high and low values. In addition, many of the more recent magnetic data displays and 3-dimensional modeling utilize inverted magnetic maps to better define magnetic low anomalies.

11.2 GRAVITY GEOPHYSICS

Three gravity surveys have taken place at Sleeper since 2003. Geophysical and Geodetic Associates Inc. of Reno, Nevada performed the field data acquisition and preliminary processing for each of the surveys, under the supervision of Chris Magee. The 2003 work was done on behalf of X-CAL Resources. The 2004 surveys were performed on behalf of the Sleeper JV.

The resulting residual gravity map is presented in Figure 8 and forms the basis for much of the interpretation that follows. Wright also calculated the horizontal gradient, which was used to interpret the locations of contacts and structural off-sets between units that have contrasting densities.

Wright found insufficient density contrast between the pediment assemblage and the underlying Tertiary volcanic rocks to distinguish between these units. Consequently, the gravity results could not be used to determine depth-to-bedrock out in the basin.

Wright did find good density contrast between the local basement of Mesozoic metasedimentary rocks, and the combined package of pediment plus Tertiary volcanic rocks. This allowed him to use the gravity results to make depth-to-basement determinations. Depth-to-basement ranged from surface or shallow depths at and east of the Range Front Fault to interpreted depths exceeding 950m in the western parts of the 2003 survey area (Wright, 2003 p 4.)



N
mgals
interpreted alteration
interpreted structures
Sleeper Gold Property
Residual Gravity

Figure 8. Residual Gravity

Several structures were delineated by both the horizontal gravity gradient and the residual gravity. These include the NNE to NE trending basin-bounding fault informally called the Range Front Fault, a series of sub-parallel ENE to NE trending

structures out in the basin, and a major NW-trending structural corridor, depicted in Figure 8. The detailed work conducted in 2005 outlined several off-sets along the Range Front Fault. Throw on the fault was interpreted to be on the order of 300 to 400m down to the west (Wright, 2005a p7.). Dips along the Range Front Fault were interpreted to be 45°W to 60°W.

Wright, in his 2005 report, goes on to say, the latest gravity results support a complex structural interpretation involving three primary structural orientations: north-south, northwest, and northeast. The Sleeper Deposit falls at the intersection of northwest and northeast structural corridors, proximal to a major north-south oriented basement controlling feature. Undoubtedly, this intense structural setting contributed to the formation of the Sleeper Deposit (Wright, 2005a, p 7.).

Alteration can affect rock density. In particular, argillic alteration, which is intensely developed in the Sleeper system, can result in lowered rock densities compared to the unaltered equivalents. With this in mind, Wright interpreted several areas with patchy lows in the residual gravity to reflect possible argillic alteration in bedrock.

11.3 INDUCED POLARIZATION GEOPHYSICS

About 55 line-km of induced polarization and resistivity surveys (IP/R) have been conducted at Sleeper since 2004. In addition, 47 lines of historic IP data completed by Zonge for AMAX are included in the current IP/R database. Line locations of all IP data are depicted in Figure 9. Most of the field work was completed by Zonge Geosciences Inc., under the field supervision of Zonge Geophysical Crew Chief Steve Zimmer. One line was completed by Quantech Consulting Inc. All new work was performed on behalf of the Sleeper JV.

Zonge and Quantech processed their respective data, and calculated 2D model inversions of the results. The inversions were forwarded to Jim Wright for geophysical interpretation. Wright incorporated these products into the master GIS database, and presented both the historical IP results and the new IP results using a unified color scheme to permit interpretations and comparisons using the entire data set. IP Resistivity and IP Chargeabilty results are shown in Figures 10 and 11.

The **West Graben Target** (Bedrock Casino) IP survey (2004 Lines 6 to 8) reports a strong IP chargeability anomaly located on Line 6 at about 411800E (Figure 11). The top of the feature is at about 145m depth. It continues to the NW across lines 7 to 9, and appears also to be plunging to the NW. The chargeability feature is associated with a slight resistivity low within an otherwise stratiform belt of moderate resistivities.

The **Dome-Electrum** IP survey (2004 and 2005 Lines 4571100N to 4572200N) also reported a chargeability anomaly. The extent and relative uniformity of the chargeable layer suggest that it was formational in character rather than an expression of sulfides associated with potential mineralization. Subsequent drilling confirmed this interpretation. The drill hole encountered sooty carbon and disseminated graphite in Mesozoic metasedimentary rocks (Wright, 2005b, p4.).


NW Pediment
NWS
Bedrock Casino
West Wood
South Sleeper
Range Front
to Dome Electrum
N
pit outline and fence
0 0.5 1
kilometres
property boundary
IP Lines:
Amax (Zonge)
NSG (Zonge)
NSG (Quantech)
IP Target Area
M. O'Donnell, P.Geo.
November, 2005
Sleeper Gold Property
Index to IP Target Areas

Figure 9. ***IP Target Areas***

The **Northwest Target** IP survey (2004 Lines 10 to 12) found a deep chargeability anomaly present on all three lines (Figures 9, 10 and 11), but with varying widths and eastings ranging from about 409200E to 410400E. The depth to source is interpreted to be about 400m (Wright 2005a p10.) On Lines 11 and 12, the feature occurs within a stratiform, slightly resistive feature. On Line 9, the chargeability anomaly is off-set to the west from the resistivity feature. The chargeability anomalies are situated between NW trending faults interpreted from the gravity, and flank an alteration feature interpreted from the residual gravity. Northwest Target IP survey (2005 Line 4577276N) found chargeability anomalies that might be a northern continuation of the chargeable features encountered in the Bedrock Casino area. The Quantech line provided the best test of the area to date, crossing the entire target and yielding a chargeability anomaly at about 412000E. Iron sulfide mineralization associated with an epithermal system was encountered in a drill hole which reached the edge of the Northwest Target chargeability feature on Line 4577276N. However, the strongest parts of the IP anomaly have not yet been drilled.


pit outline and fence
log resistivity (ohm-m)
N
Surveys by Zonge Geosciences
Interpretation by J. Wright
property boundary
Amax (Zonge)
NSG (Zonge)
Sleeper Gold Property
IP Resistivity
2D inversions, rotated up into plan view for presentation

Figure 10. IP Resistivity

The **Range Front Target** check IP surveys (Lines 4573625N, 4574620N, and 4575713NN) were completed for parts of three of the old AMAX IP lines crossing the Range Front Fault (Lines SL7, SL3, and RF9) as shown in Figure 12. These lines were re-run in order to confirm the character of the anomalies, and to check the location of these anomalies on the ground. The old AMAX surveys had been controlled by compass and hip chain, and there was some question about whether the locations of the anomalies were sufficiently well constrained to be considered drill-ready. Care was taken to reproduce the electrode placement from the old survey much as possible.

In all cases, there was good geophysical agreement between the results from the old surveys and the results from the check surveys, except that the positions of the anomalies had to be shifted along the lines in order to match up. Both pseudo sections and the 2D inversions were examined by Wright. The direction and magnitude of the shift varies. For the SL series of lines, the historic data need to be shifted 30m east to bring the sections into best agreement, and the Range Front Target require a shift of 50m west (Wright, 2005b, p8.). Although check surveys are considered accurate in

locating older anomalies, it is concluded that some of the targets defined primarily by the historical IP results should be re-surveyed prior to drill testing to pinpoint their location on the ground, and to better confirm their continuity.



pit outline and fence
chargeability (msec)
N
property boundary
Amax (Zonge)
NSG (Zonge)
2D inversions, rotated up into plan view for presentation
Sleeper Gold Property
IP Chargeability

Figure 11. ***IP Chargeability***

The **West Wood and South Sleeper** IP survey (2004 Lines 1 to 4) confirmed that West Wood mineralization can generate a strong IP chargeability anomaly. The anomaly was strongest on Line 4, centered at about 411700E. This is an area that has been drilled. The chargeability anomaly corresponds to sulfide matrix breccia (SBX) associated with West Wood mineralization. The anomaly continues to the SSW, at greater depths. It is possible the strongest parts of the feature here occur at depths below the level probed by this survey. The survey did not identify a step-out feature west of the West Wood occurrence. However, it is entirely possible that such a step-out occurrence might also be situated below the depths probed by the 2004 IP survey in that area.


chargeability
(msec)
Chargeability
Resistivity
pit outline and fence
Log resistivity
(ohm-m)
Surveys by Zonge Geosciences
Interpretation by J. Wright
property boundary
Amax (Zonge)
NSG (Quantech)
NSG (Zonge)
Sleeper Gold Property
2005 IP Results
Northwest and Range Front Targets
2D inversions, rotated up into plan view for presentation

Figure 12. IP Results Northwest and Range Front Targets

The survey also identified a strong chargeability feature in the South Sleeper area on Line 1 at the eastern edge of the model inversion, at about 412060E. The top of the feature is at about 120m below surface. A hole drilled in 2005 would have come very close to the feature, but may not have tested the strongest part. Shallower and somewhat weaker chargeability anomalies are present to the north on Lines 2 and 3. A hole drilled between Lines 2 and 3 in this area, encountered barren disseminated pyrite, which may explain those anomalies.

11.4 MAGNETO-TELLURIC (MT) GEOPHYSICS

A natural source magneto-telluric (MT) survey was conducted over two pediment-covered areas on the Sleeper property, the NW Pediment area and the SW Pediment area. Line locations and interpreted results are presented in Figures 13 and 14. Quantech Consulting Inc. performed the work, 2D model inversions of the results, and data processing under the supervision of Quantech geophysicist Bill Doerner. Bill Doerner completed an interpretive report. The inversions were also forwarded to Jim Wright, who completed an independent interpretation, and who merged the MT data into the MapInfo GIS database.

The MT results have allowed preliminary interpretations (Wright, 2005) of subsurface geology, structure, and possible alteration. Although the interpretations are partly constrained by historical drill results in the eastern reaches of the survey area, the model and interpretations for results from a large proportion of the survey area are as yet only poorly constrained. In addition, due to their depth, the spatial resolution (location) for many of the features of interest interpreted from the MT surveys is limited, and often carries uncertainties on the order of 100's of meters.



W
E
NW
SW
vertical 2D inversions facing north
survey and inversions by Quantech
interpretation by J. Wright
structure
younger overburden
older overburden
Tertiary volcanic rocks
Sleeper Gold Property
Magneto-Telluric Results
Northwest Pediment Area
M. O'Donnell, P. Geo. Nov. 2005

Figure 13. Magneto-Telluric Results Northwest Pediment Area


W
E
log resistivity (ohm-m)
NW
SW
vertical 2D inversions facing north
survey and inversions by Quantech
interpretation by J. Wright
interpreted geological contact
structure
possible argillic alteration
possible silicic alteration
younger overburden
older overburden
Awakening rhyolite
Tertiary volcanic rocks
Mesozoic metasedimentary rocks
0
1
2
kilometres
Sleeper Gold Property
Magneto-Telluric Results
Southwest Pediment Area
M. O'Donnell, P. Geo. Nov. 2005

Figure 14. ***Magneto-Telluric Results Southwest Pediment Area***

The **Northwest Target MT** survey results (Figure 13), the general stratigraphy interpreted from the MT results is similar to that interpreted in the SW: Quaternary overburden overlies the Tertiary volcanic pile, which in turn overlies Mesozoic metasedimentary basement rocks. However, there are important differences as well. In the north, narrow resistive horizons can be discerned within the overburden beneath the first conductive layers. These may reflect the presence Quaternary or late Tertiary basalt flows within the overburden. Uncertainty in the depth to bedrock may be much greater in the Northwest Target than it was in the Southwest Target, with various interpretations differing by as much as 600m. The volcanic pile also seems to be substantially thicker in the Northwest Target than it appeared to be in the Southwest Target, and may, in places, exceed 1000m (Wright, 2005).

A number of structures interpreted from the MT results in the Northwest Target are illustrated in Figure 13. MT data in the area have less line-to-line continuity than had been observed in the Southwest Target. This is interpreted to be due to structural complexity, and, in particular, due to the effects of NW trending structures interpreted to pass through the area having substantial fault off-sets.

Numerous pockets of relatively higher resistivity have been interpreted to reflect possible silicification associated with structures by both Wright and Doerner. One of

these is situated beneath a cap of interpreted argillic alteration, and in the vicinity of a possible sulfide occurrence at depth inferred from the deep chargeability anomaly.

Another feature of interest from the MT results in the Northwest Target is interpreted argillic alteration at depth flanking and overlapping an IP chargeability anomaly. This lies in the Northwest Target, but the strongest parts of the geophysical anomaly have not yet been drill tested. The upper portions of the coincident anomalies are interpreted to lie approximately 200m to 400m below surface (Wright, 2005).

The **Southwest Target** MT survey results (see Figure 14) indicate bedrock geology can be interpreted as three gross layers: variably resistive Quaternary overburden; a central, relatively less resistive (i.e. more conductive) layer interpreted to reflect the Tertiary volcanic pile; and, beneath that, a distinctly more resistive layer interpreted to reflect the Mesozoic basement metasedimentary assemblage. Slightly more resistive components at the upper levels of the volcanic pile that are also coincident with airborne magnetic highs have been interpreted by Wright to be possible instances of syn to post-Sleeper Awakening rhyolite (Tar) or uplifted horst blocks of Sleeper volcanic rocks (Wright, 2006, Personal Communications).

Interpreted depths to bedrock in the SW Pediment area range from as little as 125m or less to depths in excess of 450m. In general, there is good agreement between the various interpretations of the MT results. Additional work, such as drilling to test the concepts, or possibly a seismic survey, may be required here to constrain the geophysical model and its interpretations.

Off-sets in the resistivity features and interpreted geology are used to map structures. Of particular interest are a series of interpreted structures trending to the NNE. This area runs along the west flank of an anomaly in the residual gravity, and is roughly coincident with a northerly trending structure inferred from the gravity, and a northerly to northeasterly trending structural corridor inferred from the CO2 soil gas results. It is also the setting for one of the strongest and most persistent Hg vapor anomalies on the property. However, the number of structures, their attitudes, and their precise positions are not resolved in the MT results. Only the central part of this anomalous feature is covered by the MT survey.

Subtle changes in the apparent resistivity of the interpreted geological units are used to infer the presence of possible alteration in those locations. Slightly more resistive areas can be interpreted to reflect possible silicification. Slightly less resistive areas can be interpreted to reflect possible argillic alteration. Both silicification and argillic alteration are strongly developed in the Sleeper system. Wright has interpreted a persistent, NNE-trending body of silicified material forming a buried topographic ridge that is expressed in the results from all four SW Pediment lines. This feature is situated just east of the NNE structural corridor with its elevated Hg anomalies, and is coincident with an anomaly in the gravity results suggestive of shallower depths to bedrock here (Wright 2005). However, this feature carries a resistivity signature that in much of the rest of the survey has been attributed to overburden. It is an example of the ambiguity from the geophysical results that requires additional work (drilling or seismic surveys) to determine which interpretation is correct.

Both Wright and Doerner interpret possible argillic alteration to be present in places along the NNE trending structural corridor.

12.0 GEOCHEMICAL SURVEYS

For the purposes of surface exploration geochemistry, the Sleeper Gold Property can be divided into 4 general domains:

- pediment-covered basin
- hills, where regolith is present
- hills with exotic cover, including aeolian sands
- disturbed mine areas

Geochemical surveys in the pediment-covered basin have included Hg vapor surveys, orientation CO2 soil gas surveys, and orientation pH surveys. AMAX is known to have completed biogeochemical surveys along the edge of the basin in the pre-mine 1980's, but numerical results from these surveys are not preserved in the database. Work in the hills has included more conventional soil and rock sampling, and limited ant hill sampling. Great care has been taken to avoid disturbed mine areas in all of these surveys. Work is summarized in Table 3.

A certain amount of trial work including orientation weak leach extractions on pediment trench samples, and mapping of pediment vegetation in preparation for biogeochemical surveys has been initiated, but these programs are not sufficiently advanced at present to allow any conclusions to be drawn, and are not discussed any further in this Technical Report.

Table 3 Summary of Exploration Geochemical Surveys at Sleeper (includes pre-2004 work)

Survey	Samples	Line-Km	Domain	Program Status	Status of database
Hg vapor	1911		pediment		Complete
CO2 soil gas		41.7	pediment	Orientation	Complete
pH		9.7	pediment	Orientation	Complete
Soil	9866		hills		Complete
surface rock	1762		hills		Complete

12.1 HG VAPOR SURVEY

The Hg vapor survey was used as a first pass reconnaissance for signs of possible mineralization buried beneath the pediment. Two phases of Hg vapor surveys were completed at Sleeper: the first during September to November 2004, and the second during April and May, 2005. The working hypothesis is that Hg released from Hg-bearing sulfides as they oxidize at depth reaches the surface as a vapor phase. The surveys are used to explore for higher Hg flux in the near surface environment, which can serve as a pathfinder for possible epithermal mineralization, and may also serve to

map buried bedrock structures. It must be noted that there are numerous possible sources for elevated Hg values in this environment, many of which have nothing to do with gold.

In the first phase, the entire pediment area of the Sleeper property west of and overlapping the interpreted Range Front Fault was sampled at 100m intervals along 250m-spaced lines. The second phase comprised infill sampling over select areas that had returned anomalous results, with samples taken at 100m-spaced intervals along 83m-spaced lines between the original lines. At least one original line was re-sampled and filled in to a 50m sample spacing in each infill block. Sample locations and results are presented in Figure 15. Mineral Exploration Services performed the field work, using operators trained by Quicksilver Systems. Quicksilver Systems provided the materials, and performed the analyses.

Excluding replicates and blanks, a total of 1911 samples from the Sleeper property were analyzed. Results ranged from below effective detection (< 2ng Hg) to a maximum of 135ng Hg. The mean was 7.98ng, and the standard deviation was 11.8.

Several regions with coherent, elevated Hg vapor flux were delineated by the Hg vapor surveys. These include: Red Mercury, Rich East, Groundnut, and Peanut (see Figure 15 for location of these anomalies).

The strongest of these is the Red Mercury target, where elevated Hg values in excess of 25ng Hg (up to 104.6ng Hg from sample 1492) were obtained along a trend striking from N to NE for at least 2.2km. The central, N-trending portion of the anomaly is up to 400m wide. The northern and southern tails are narrower, and trend to the NE/SW. This feature is comparable in scale and orientation to the scale and orientation of the Sleeper system. Immediately to the NE are two additional clusters with elevated Hg values (>25ng Hg.) The Red Mercury feature is coincident to a structural corridor interpreted from the CO2 results, a northerly trending structure interpreted from the residual gravity, and possible argillic alteration at depth interpreted from the MT results. It occurs along the western flank of a residual gravity ridge associated with possible silicification interpreted from the MT.

Both Rich East and Groundnut display crudely equant clusters of elevated Hg values > 14ng Hg. Both are associated with structures interpreted from the residual gravity. The map pattern suggests that these anomalies may be localized where the northerly trending structures are intersected by (or intersect) NW trending structures. Groundnut is further associated with possible alteration interpreted by Wright from the residual gravity.

The Peanut anomaly forms a broad field of elevated Hg values above 14ng Hg, with higher values (>25ng Hg) clustered in the NE quadrant. The area lies in a structural domain bounded by a series of WNW, NNW, and NE trending structures, and is as yet only poorly understood. However, a number of intriguing features are present in the overall area, including a deep IP chargeability high outlined by the Zonge IP survey, and an ENE trending anomaly in the residual gravity interpreted to reflect possible alteration.


Peanut
Rich East
Red Mercury
Ground Nut
N
pit outline and fence
Hg_ng
50 to 135 (35)
25 to 50 (60)
14 to 25 (167)
6 to 14 (488)
3 to 6 (523)
0 to 3 (640)
0 0.5 1
kilometers
Analyses by Quicksilver Systems
property boundary
M. O'Donnell, P.Geo.
November, 2005
Sleeper Gold Property
Hg Vapor Results
Alteration Interpretation from Residual Gravity by Jim Wright (January, 2005)

Figure 15. Hg Vapor Results

Additional smaller and less coherent clusters of elevated Hg values are present in the far western reaches of the property. The southernmost of these is roughly coincident with a NNW trending structural corridor interpreted by Jaacks from the CO2 soil gas results.

A number of isolated single point highs (>50ng Hg) are also present. Typically, single point anomalies are difficult to reproduce, and are not considered to be as prospective as the other features mentioned above.

The Phase II sampling successfully reproduced and expanded the map patterns for areas with elevated Hg vapor flux identified in the Phase I sampling. This, in conjunction with independent corroboration of interpreted structures from geophysical surveys and from the CO2 soil gas surveys indicates that the Hg vapor anomalies obtained from these surveys are robust and reliable.

12.2 CO2 SOIL GAS

Two phases of orientation CO2 soil gas surveys were completed on behalf of New Sleeper at Sleeper, the first during April 2005, and the second during August and September, 2005. The working hypothesis is that products of the oxidation of sulfides at depth might lead to the development of excess CO2 in the near surface soil environment, and that these products would preferentially follow existing permeable structures to the surface. It must be remembered that not all sulfide occurrences are related to gold mineralization. Furthermore, this process is not the only way in which excess CO2 might develop in the near surface soil environment. The geochemical processes involved and their applications to mineral exploration are subjects of ongoing research and debate.

The first phase of orientation soil gas sampling was conducted by consulting geochemist Jeff Jaacks and field operator Ed Wells. East-west orientation lines over three parts of the property were sampled at a 20m sample spacing during April 16 and 17, 2005. Sample locations were controlled by hand-held GPS, and by reference to the Hg vapor grid. It was found that, except for a single station over the West Wood occurrence, the survey was not effective: there were no variations in contrast between concentrations of CO2 in the atmosphere, and concentrations of CO2 in the soil. This was attributed to unusual basin conditions prevailing at the time as a result of the unusually wet winter that year (Jeff Jaacks, pers. com.) The orientation efforts were suspended until later in the summer. No formal report was written documenting this phase.

Orientation efforts resumed at the end of August, 2005. Field operators were contracted from SOS Staffing of Reno, NV to perform the work. A total of 41.7 line km were completed with a nominal line spacing of 250m, and a nominal sample spacing of 50m (Figure 16) Sample locations were controlled by the existing Hg vapor and MT grids, and by pacing between the pickets on those grids. The efforts were focused in three areas: the Northwest Target area, the Southwest Target area, and an interpreted extension of the Range Front Target. Jeff Jaacks was contracted to interpret the results.

Strong, varied contrast was obtained between atmospheric CO2 and soil CO2 during this second effort, including along lines that had in April been featureless. The regions with elevated soil CO2 flux formed pronounced linear map patterns interpreted to reflect structural corridors, with the strongest CO2 flux occurring along a NNE trending corridor in the Southwest Target area, and along a WNW trending corridor in the Northwest Target area. The interpretation that buried structural corridors are present in these areas is consistent with interpretations from the Hg vapor surveys, the gravity results, and extrapolations of structural trends expressed as topographic lineaments in the Slumbering Hills. In general, it was concluded that the CO2 soil gas technique could be an effective structural mapping tool for the pediment covered parts of the Sleeper property. However, Jaacks found that the sample spacing was insufficiently dense to permit him to pinpoint the locations of individual structures. He recommended that future sample spacing not exceed 100 ft (Jaacks, 2005.)


Sleeper Gold Property
CO2 Soil Gas Profiles

Figure 16. *CO2 Soil Gas Profiles*

CO_2 flux was quite subdued along the southern Range Front Target area. This suggests that the structural interpretation based on the gravity results in this area might be flawed. The Range Front Target might not be coincident with the contact between Tertiary volcanic rocks and Mesozoic sediments, which produced the density contrast, but instead be off-set either to the east or the west of that contact in this locality.

A broad field of elevated CO_2 in soil was observed in the Northwest Target area coincident with a relatively recent burn. It is probable that carbon from the burn is contributing to the development of this feature, masking bedrock effects, and thereby rendering CO_2 soil gas surveys less effective for mineral exploration within the burn.

12.3 SOIL PH

Orientation soil pH sampling was attempted during late July and August 2005 along two lines in each of the SW Pediment and NW Pediment areas. Near-surface changes in pH are yet another possible product of the oxidation of sulfides at depth, and yet

another tool for mapping bedrock structures buried beneath the pediment. The work was conducted by New Sleeper personnel. Table 4 outlines the details of the survey.

Table 4 pH Soil Sampling

pH	SW: depth 0.2m	SW: depth 1.0m	NW: depth 0.2m	NW: depth 1.0m
# of samples	245	230	343	36
Min	7.39	7.30	8.08	8.08
Max	10.4	10.13	10.33	10.10
Average	9.39	9.28	9.56	9.59
line-km	SW: 4.1 line-km		NW: 5.6 line-km	

The map patterns derived from profiles at the 1m and 0.2m depths did not agree with one another, except that both became excessively noisy over the raised beaches at the eastern end of the southern orientation survey area. A thorough interpretation of the pH results has not yet been completed.

The pH sampling was found to be slow and labor-intensive. The program was terminated when it became apparent that the CO2 soil gas technique could achieve similar goals much more rapidly, provided basin conditions were permissive. However, the orientation pH results should be reviewed now that more is known about subsurface features in the survey area.

12.3 SOIL SAMPLING

Soil sampling in 2004 and 2005 was conducted on grids over Area 1 and the Alma-Dome-Electrum target areas, and along ridge and spur traverses. Three lines of orientation soil sampling were also conducted in pediment covered terrain south and west of the Sleeper Pit.

The new, grid-controlled soil samples were collected at 50ft intervals along 100ft-spaced, east-west oriented lines. Grid samples were collected by both Mineral Exploration Services on behalf of the Sleeper JV, and by New Sleeper personnel. Ridge and spur soil samples were collected by New Sleeper personnel at 200ft intervals along topographic ridges. The new soil samples were analyzed for gold and by multi-element ICP at ALS Chemex, using the -80 mesh fraction. These new analysis were added to the historic database samples collected by X-Cal in the late 1990's (Redfern and Rowe, 2003). A cumulative total of 9866 samples are now included in the soil database within the current JV property holdings. The discussions that follow draw from the entire available dataset, including the pre-2004 samples.

Gold results from soil ranged from below detection to a high of 2940 ppb Au. Gold results are summarized in Table 5.

Table 5 Summary of Gold Results in ppb from Soil Samples

	pre- 2004	New Sleeper
no. of samples	7597	2581
min Au	< detection	< detection
max Au	1690 ppb Au	2940 ppb Au
Mean	7.9	9.3
STD	33.5	65.18

Several anomalous areas were outlined by elevated gold values in soil. These include Area 1, Shatter Zone, the Alma-Dome-Electrum targets, and the Mohawk target, using X-Cal target names (Redfern, 2003). Rock samples with elevated gold values have been located in all of the anomalous areas listed above. Soil sampling in domains where in situ or proximal regolith was available proved very effective in predicting where gold in rock was likely to be found.

The suite of elements selected for multi-element analysis has varied over the years. Most samples have been analyzed for Au, As, and Sb. However, only 5084 soil samples have had more comprehensive multi-element analyses performed that included other elements of interest such as the base-metal pathfinders Cu-Pb-Zn.

Arsenic in soil tends to track closely to gold in soil and also mapped ancillary trends that may have contributed to structural preparation in the anomalous areas.

Silver results from the soil samples are not complete for the entire database. However, the results that were available suggested that silver-gold ratios might be higher in the Shatter Zone and Alma-Dome-Electrum areas than they are at Sleeper or in the Range Front area.

Areas covered by aeolian sands may be much less thoroughly explored than the soil sample density would suggest. Standard shallow soil sampling is not effective in this domain, and other exploration approaches such as Hg vapor surveys or CO2 soil gas surveys should be considered.

On the whole, soil anomalies in elements such as gold and arsenic from the pre-2004 sampling were reproduced and expanded by the New Sleeper grid sampling where the sample areas overlapped. This lends confidence in the reliability of the geochemical results for these elements.

12.4 ROCK CHIP SAMPLING

Surface rock sampling in 2004 and 2005 was conducted by the Sleeper JV personnel along the Range Front Target, and along a corridor extending southeasterly from Area 1 through the Alma-Dome-Electrum target areas to the Mohawk area. Rock chip samples are selected samples collected for geochemical analysis of specific features noted in the field. These samples are not to be considered quantitative channel samples, but are qualitative analysis of specific geologic features.

A total of 1762 rock samples from the current property area are reported in the available database, of this total, 697 samples were collected by the Sleeper Joint

Venture since the 2004 Technical Report (Gustin and Fleming, 2004). Most of the new samples were analyzed by ALS Chemex or American Assay Laboratories for gold by fire assay, and for other elements by multi-element ICP using an aqua regia digestion. Some of the samples have received multi-element ICP analysis using a four acid, near total digestion.

The discussions that follow use the entire available dataset, including pre-2004 results. Most surface rock samples have been analyzed for Au, Ag, As, and Sb. However, only 1069 rock samples have had more comprehensive multi-element analyses performed that included base metal path finders such as Cu-Pb-Zn, and other elements of interest.

Gold values from surface rock samples reported in the available database ranged from below detection to a high of 8900 ppb Au. Gold results are summarized in Table 6.

Table 6 Summary of gold results in ppb from rock samples

	pre 2004	New Sleeper samples
no. of samples	1065	697
min Au	< detection	< detection
max Au	8900 ppb Au	3800 ppb Au
Mean	78*	59
STD	258*	227

* for pre-2004 samples returning <5gpt Au (population 1062)

Areas returning anomalous gold values in rock include the Office/Facilities area, Range Front Target, Rose, Area 1, Shatter Zone, the Alma-Dome-Electrum targets, and Mohawk, using X-Cal target terminology (Redfern and Rowe, 2003). Areas with elevated gold usually contain elevated arsenic levels as well. Arsenic ranges from below detection to a maximum of 4860 ppm As.

Antimony values in rock samples range from below detection to a maximum of 2200 ppm Sb. The distribution of Sb from surface rock samples suggests that there may be some important geochemical differences between the Office/Facilities and Range Front Target areas on the one hand, and the Alma-Dome-Electrum areas on the other. The Office/Facilities and Range Front areas each have several samples with strongly elevated Sb values in excess of 140 ppm Sb. Rock samples from the Shatter Zone and the Alma-Dome-Electrum targets have elevated Sb values, up to 114 ppm Sb. Rocks from the Mohawk area have a few less elevated Sb values ranging up to 35 ppm Sb.

Mercury in rock samples ranges from below detection to a high of 47.8 ppm Hg. All of the Hg results greater than 1.5 ppm Hg were obtained from areas with volcanic bedrock. Where Hg analyses were available, volcanic rock samples returning substantially anomalous gold were generally situated within a few hundred meters of rock samples returning anomalous Hg. However, not all elevated Hg results are situated near known gold anomalies.

Geochemical results for elements such as Au, As, and Sb appear to be reliable, and multi-point anomalies generated from one phase of sampling have been generally reproducible where new sampling has overlapped these areas.

There may be questions with geochemical results for Te. All the Te results greater than 1 ppm Te (up to 19.3 ppm Te) were returned from samples analyzed at the same laboratory. In areas where neighboring rock samples were analyzed at two different laboratories, the distinct Te anomalies (4 to 16 ppm Te) obtained from the one laboratory were not reproduced by analyses from the other laboratory. For example sample pairs in one area had anomalous results in the 4 to 16ppm Te range from one laboratory, but results in the 0.1 ppm Te range from the other laboratory. While it true that aqua-regia digestion provides only a partial leach for Te, and it is possible that the lower grade samples did not represent precisely the same material as that sampled in the higher grade samples, the elevated Te results should be viewed with caution until they have been confirmed by re-sampling, or by re-analysis of the pulps.

12.5 MULTIELEMENT GEOCHEMISTRY OF DRILLING SAMPLES

In conjunction with the various surface geochemical and geophysical programs, the Sleeper Joint Venture initiated an additional program of multi element geochemistry on composite samples from the JV drilling and prior operator's drilling. Multi element geochemical analyses data collected by AMAX was limited. All of the drill holes completed by Placer Dome in 1997 had multi element analysis. Material from old drill holes was archived by AMAX and X-Cal providing ample sample material for composite sampling.

The Sleeper Joint Venture has collected composite samples from archived cuttings and from the 2004 and 2005 drill holes to provide multi element ICP geochemistry on a total of 299 drill holes (Figure 17). Sample results included data from 124 X-Cal drill holes (gold, silver, arsenic only), 33 Placer Dome drill holes (ICP), and composites collected by New Sleeper on 142 drill holes. The 142 Sleeper JV samples were divided into the following sub-categories: 114 drill holes analyzed by ALS Chemex (ALS) MEMS61; 27 drill holes analyzed by ALS MEMS41; and 1 drill hole analyzed by American Assay Laboratories (AAA) 2A.

The series of drill holes selected has provided information that covers a variety of gold occurrences and host rock stratigraphy throughout the Sleeper Property. Not only were drill holes selected in the Sleeper, Wood and Office Pits but out lying target areas including the Alma, ZZ Junior, Dome, Western Highlands and Chicken Track. Several drill holes were selected for analyses in the targeted areas of the Northwest, Range Front, West Graben, Sleeper South, Northwest Target, Northeast Extension, Facilities and West Wood.

Consulting geochemist Robert G. Jackson was retained in July 2005 to evaluate the ICP data collected and compiled prior to July. The following are excerpts from Jackson's report depicting his principal conclusions:

"The Sleeper low sulphidation Au-Ag system is related to vertical plumes in Au, Ag and as extending to depth that trace out fluid pathways along high angle structures."

The distribution of high grade Au and Ag appears to reflect the concurrence of 3 main features: 1) major lithologic contacts, 2) high angle structures, and 3) a redox gradient.

"The rocks in the area of the system plume are altered with at least one distinctive form of expression by Na depletion."

"The apparent strong elevation control on gold deposition is supported geochemically as primary depositional feature by vertical zonation in As, Ba, Mo, S, Se, U and Zn that collectively define a redox gradient. This is interpreted to be a hypogene event likely caused by fluid boiling."

"Vectors toward the location of high grade Au veins are provided by a number of elements. Concentration gradients are best viewed in a plane parallel to and above the redox boundary. Elements that form anomalous halos specifically around high grade veins include Au, Mo, Sb, Se and on a more regional scale, U."

"The margin of the Na depletion zone is also a vector to high grade mineralization."

At the time of this report, Robert Jackson is currently expanding the study of the Sleeper Gold Property ICP data, including new analysis performed since his last report.

12.6 CLAY MINERALOGY OF DRILL HOLES

Placer Dome personnel conducted Terra Spec ASD analyses on 49 drill holes during three weeks in February 2004. ASD (analytical spectral data) determinations are recorded spectral responses or graphs of light reflections and/or absorptions over three different wave length spectrum using a specialized light source. The technology is based on the fact that specific clay minerals can be identified by characteristic spectral graph patterns. Terra Spec ASD field equipment is recognized as the industry standard for this type of field mineralogical study. The drill holes selected for the pilot study were from various locations within the Sleeper Property. The study included holes located in the Bedrock Casino area, Sleeper northeast, Wood Pit, Facilities target, West Wood, West Graben, Office Pit, Sleeper South, beneath the main Sleeper zone, west of the Sleeper compound's fence and the Chicken Track area. An early conclusion derived from this pilot study by both New Sleeper personnel and the Placer operators was that there was a strong association between gold mineralization and ammonia minerals including NH4-illite and buddingtonite (hydrated ammonia aluminum silicate clay).


41°22'30"
118°05'
118°02'30"
118°
41°22'30"
N
East Sleeper
41°20'
41°20'
Rose
ZZ Top
Alma
Electrum
41°17'30"
T40N
T39N
ZZ Junior
41°17'30"
1 km
1 mile
R34E
R35E
118°05'
118°02'30"
118°
Sleeper Joint Venture ICP Program
Collars by Operator-Lab-Procedure
XCal-As Only (124)
SJV-AAL-2A (1)
SJV-ALS-MEMS41 (27)
SJV-ALS-MEMS61 (114)
OPD-ICP (33)
Sleeper Gold Property
Humboldt County, Nevada, U.S.A.
Drill Holes In ICP Study
Date, December 31, 2005
Adrian Fleming, RPGeo

Figure 17. Drill Holes in ICP Study with Target Areas

Data from this orientation study was examined by Greg Corbett in late March 2004 and presented to New Sleeper personnel in April 2004. A report followed in May that discussed Greg Corbett's observations in more detail. An excerpt from the May report by Corbett stated: *"Clay alteration displays patterns easily discernible on ASD data, which when divided into different events in an overprinting paragenetic sequence, allow the vertical and lateral relationships to vein mineralization to be estimated."* Greg Corbett provided his interpretation and a schematic depicting the clay alteration of the Sleeper deposit; refer to Figure 18 Simplified Clay Distribution Model Schematic showing distribution of alteration minerals as identified by Terra Spec analysis (Corbett, 2005) along a cross section through the Wood Pit using data from the Placer Dome orientation study. The broad scale model illustrates the economic zone of the Sleeper was diagnostic by NH4-illite, illite, quartz sulfide mineralization and near proximity to elevated occurrences of buddingtonite. Kaolinite and montmorillonite were prevalent outboard from the economic zone and

alunite was observed above the economic zone. Chlorite was deeper in the system and more outboard laterally.

Sleeper Joint Venture purchased a Terra Spec Pro ASD unit in June 2004. Spectral International Inc. trained New Sleeper personnel to operate the Terra Spec Pro.



W
E
m ASL
placer gold in boulders
present surface
alluvium
rhyolite
basalt
Mesozoic sediments
Key Clay Minerals
kaolinite
montmorillonite
illite
NH4 illite
buddingtonite
quartz-sulphide and gold mineralization
drill hole
After Corbett, 2005
Sleeper Gold Property
Simplified Clay Distribution Model
August, 2005

Figure 18. Simplified Clay Distribution Model Schematic cross section Wood Pit

Since acquiring the ASD instrument, Sleeper Joint Venture personnel have gathered spectra from approximately 250 drill holes. Greg Ferdock (consultant for Sleeper JV) has interpreted spectra from 155 drill holes and Joe Zamudio, another geologic consultant has interpreted spectra from approximately 40 drill holes. Figure 19 depicts the distribution of these selected drill holes in the Sleeper Gold Property, which has been analyzed with the ASD unit.

The selected drill holes analyzed for the orientation study confirmed elevated concentrations of illite and ammonia minerals (including NH4-illite and buddingtonite) in areas identified to host gold mineralization. These areas include: West Wood, Wood Pit, Office Pit, main Sleeper shoot, Northeast Extension, Chicken Track and the Northwest target.

To date the interpretation of the data collected is still dynamic. Preliminary results from discussions with Greg Ferdock and integration of the subsurface geology with the ASD results have permitted the identification of alteration halos. The common constituents identified by Ferdock in many of the drill holes and listed according to a preliminary geometric positioning from gold bearing zones proceeding outboard are: illite, ammonia illite, buddingtonite, kaolinite, montmorillonite, nontronite (iron rich smectite clays), alunite, jarosite and chlorite.

ASD studies and results of ASD determinations are ongoing and utilized in target modeling. Clay mineralogy appears to be a helpful tool in modeling the hydrothermal systems being explored at or near the Sleeper Mine.

13.0 DRILLING

AMAX, Placer Dome, X-Cal and the Sleeper Joint Venture have each conducted drilling programs on the Sleeper Gold Property.

AMAX drilled approximately 3,700 drill holes, primarily designed to define the Sleeper deposit, as well as more than 2,700 20-foot vertical blast holes on 12-foot centers as part of the mining operation. The AMAX drilling rarely tested areas deeper than a vertical depth of 500 ft (Snyder, 2003). The drill-hole database lists fewer than 270 AMAX drill holes deeper than 500 vertical feet.

The Placer Dome / X-Cal Joint Venture drilled 47 exploration holes (30,992 ft RC and 5,509 ft of core (as "tails" on 11 RC holes)) in 1997 in an effort to extend known mineralization as well as discover new zones of mineralization.

X-Cal has drilled 168 RC exploration holes for 122,899 ft (37,500m). Details of drill holes completed by X-Cal and Placer Dome, subsequent to the AMAX mining operations, along with intervals of anomalous gold and silver assay results are presented in Redfern and Rowe, 2003 and Thomason, et al., 2006.

The Sleeper Mine tailings impoundments were sampled by X-Cal with 83 sonic drill holes (Bevan, 2002) and 16 auger holes (Redfern and Rowe, 2005). Four RC and three auger holes were drilled in the heap leach pads. The results of these programs are further discussed in Section 16.

The Sleeper JV has drilled a total of 122 holes at Sleeper in 2004 and 2005. Core drilling, reverse circulation drilling and sonic drilling were completed. The table below provides footage details of each type of drilling by the Sleeper JV

Table 7 Drilling completed by Sleeper Joint Venture 2004 & 2005

Type of Drilling	*Number of Holes*	*Footage*
Core Drilling	57	70,841
RC Drilling	48	29,978
Sonic Drilling	17	2,260
Total	122	103,079

The drilling results in this technical report, in the discussions and tables below are presented as the down-the-hole lengths of the drill intercepts.

Additional details of the drilling may be found in the report by Thomason, et al., 2006.

13.1 SLEEPER MINE AREA

Drilling in the various areas near and under the Sleeper Mine Pit area, since AMAX ceased mining at Sleeper, are discussed in the following sections.

West Wood Target Area

The West Wood area is a zone of hydrothermal brecciation and veining over a strike length of at least 600 ft that is located immediately southwest of the main open pit at the Sleeper Mine (Figure 19). Controls on mineralization in this area appear to be a combination of Sleeper type N to NNE trending and E dipping structural zones formed along a normal fault and lithologic contact.


A'
Drill Holes
Drill Hole Trace
Sleeper Gold Property
West Wood Drilling

Figure 19. 2004 – 2005 Drill holes at the West Wood Target.

Drilling by X-Cal at West Wood

Four vertical RC holes and three angle holes were completed during X-Cal's 2003-drilling program; the previous drill holes in this target area were angle holes. The objectives of the program were to test the vertical extent of known gold mineralization and better define the controls on mineralization. Significant gold mineralization was encountered in all four vertical holes.

This mineralization was interpreted to be both above and below the Tertiary/pre-Tertiary contact and was accompanied by strong pervasive silicification and local hydrothermal alteration. The zone is characterized by hydrothermal breccia with strong silica-pyrite alteration and banded auriferous quartz veining. This zone is related to a hydrothermal breccia with associated sericite alteration and quartz-sulfide mineralization in rhyolite porphyry and water-lain tuff.



A
A'
1350 mY
1300 mY
1250 mY
1200 mY
1150 mY
1100 mY
1050 mY
1000 mY
950 mY
900 mY
LITH_MDL: Lith
Left Side of DH String
Breccia Shell
Silica Shell
Au PPM
Comp Right Side of DH String
Sleeper Gold Property
West Wood Section
12/31/2005
1450 mX
1500 mX
1550 mX
1600 mX
1650 mX

Figure 20. West Wood Generalized Cross Section

Several zones of locally developed breccias were intersected and may represent parallel structural zones to the West Wood. Favorable host rock and alteration was identified and appeared to be thinner than lengths of similar zones found in the West Wood. Fault gouge or clays were commonly associated with the abrupt termination of stratigraphy.

Table 14 in Appendix 3 summarizes West Wood Target Area historic drill hole intercepts above 0.1 opt Au, including drill holes by AMAX, X-Cal, Placer Dome and the Sleeper JV. Figure 20 is a generalized recent cross section through the West Wood zone.

Drilling by the Sleeper JV at West Wood

In 2004 and 2005 New Sleeper completed 29 HQ core holes for 37,077 ft (11,304m) and 4 RC holes for 3,735 (1,139m) of drilling to further test the West Wood breccia mineralization on the southwest margin of the Sleeper Pit. This drilling was the first core drilling undertaken in this area. New Sleeper Gold Corp, as operator of the Sleeper JV, committed a large portion of available resources to drilling the West Wood target. Most of New Sleeper's holes were drilled from west to east on nominal 100 ft spaced sections. Indications of mineralization at the Tertiary volcanic - Mesozoic sedimentary rock unconformity were also tested with deep core drilling.

The West Wood mineralization is hosted by a silicified hydrothermal breccia. Multiple phases of brecciation are commonly visible. The best grade gold mineralization is usually hosted by highly silicified breccia and by fine grained sulfides. Higher gold grades are invariably returned when colloform banded quartz is intersected.

The photographs below (Figures 21, 22, and 23) show some of the different styles of mineralization as seen in core from the West Wood drilling.



Figure 21. ***Silica sulfide hydrothermal breccia.***
(WW-14-04, 779-781.5 ft,0.132 opt Au (4.5 g/t) and 0.226 opt Ag (7.75 g/t) G. Corbett photo).



Figure 22. ***Banded quartz veins.***
(WW-14-04 843-844 ft, 2.221 opt Au (76.14 g/t) and 2.195 opt Ag (75.25 g/t) G.Corbett photo).



Figure 23. Colloform banded quartz veining.
(WW-27-04, 1018ft, 2.091 opt Au (71.7 g/t) G. Corbett photo).

The 2004 - 2005 programs were successful in confirming mineralization as well as verifying the character of mineralization and gross controls. Current understanding suggests that silica/sulfide matrix breccias, and auriferous banded quartz veins host ore grade intercepts. Mineralization of this character is most often found hosted in the Sleeper rhyolite near the presumed fault contact with the underlying intermediate to felsic pyroclastic rocks. The contacts tend to be high angled. To date, the highest grade mineralization has been found on the western margin of an easterly dipping breccia zone.

Predictable continuity of the grades above 0.1 opt Au is not yet understood nor adequately modeled at this point in time. However, there are a large number of significant gold intercepts.
Continuity of gold mineralization is better observed in the envelope of lower grades. Larger envelopes of lower grade can be connected between section lines with greater predictability.

Drilling at West Wood suggests an east trending fault. This fault appears to offset the gold bearing breccia body to the west and possibly downward. This offset block concept was not sufficiently tested by New Sleeper's drilling.

Some of the better gold grades at West Wood appear to be confined to the lower part of the east dipping breccia zone. The mineralization was not closed off at the north or south margins of the breccia. The southern portion of the breccia appears offset to the west and this should be investigated. Consideration should also be given to repetitions of this mineralization further to the southwest.

13.1.1 Drilling by the Sleeper JV under the Sleeper Pit

In 2004 the Sleeper drilled 6 HQ core holes under the Sleeper Pit for 14,820 ft to test for extensions to the high grade Sleeper mineralization. The holes were up to 2,511 ft long. New Sleeper also drilled a directional hole for 2,129 ft off one the two holes drilled under the Wood Pit. The directional drilling was successful at hitting the target but very expensive, at least twice the cost of conventional core drilling. This program of long, east oriented holes was the first drilling since AMAX suspended mining in

1996 to test depth extensions of the Sleeper mineralization under the pit. Figure 7 shows the location of the under pit drill holes.

The six core holes drilled under the Sleeper Pit in 2004 were set up as close to the western margin of the pit as possible and collared with down dip angles approaching 45 degrees. A flatter angle was considered impractical since it was felt that it would lead to excessive deviation. This drilling configuration led, however, to the holes intersecting the down dip projections of the Wood and Sleeper mineralized zones at depths of more than 500 ft below the bottom of the pit.

The three holes drilled under the Wood Pit were successful in intersecting feeders to the Wood Vein system. The mineralization at the depths tested seemed very tight, and was of low grade (0.03-0.09 opt Au range.)

The deep drilling under the main Sleeper zone did not find deep extensions to the known vein systems. It seems that the structures controlling the Sleeper system are either off-set, or have changes in dip. Also there are lithologic variations in host rocks at depth with the occurrence of breccias, ash sequences and Tertiary rock derived sediments.

Although gold results from the most northerly holes were low (in the 0.03 opt Au range) the locally strong silver mineralization suggests that precious metal deposition at the elevations tested is still note worthy.

Several of the 2004 drill holes intersected strong pervasive silicification and white banded vein quartz in both Tertiary and Mesozoic rocks in the vicinity of the Mesozoic unconformity and/or fault contact. Narrow, spotty intercepts in the 0.03 opt Au range and 0.1-0.25 opt Ag range accompanied this alteration beneath the Wood pit.

Drill holes under the Sleeper Pit completed during 2004 contained 58 scattered intervals (in 6 drill holes) with an average length of 4.4 feet having assays > 0.03 opt Au or > 2.3 opt Ag. The average of these intervals is 0.045 opt Au and 1.16 opt Ag (Thomason, et al., 2006).

Alteration and elevated silver values in two areas drilled in the 2004 under pit program suggest potential for gold mineralization nearby (Rowe, 2004).

13.1.2 Bedrock Casino Target Area

Bedrock Casino is located on the northwest margin of the Sleeper Pit at the point referred to as the Sleeper "dogleg". The area is interpreted to be the locus of a structural intersection containing multiple structural fabrics, various volcanic host rocks and favorable silicic alteration.

Twenty-two holes have been drilled at Bedrock Casino prior to 2004. Local high-grade gold values associated with significant alteration, stockwork veining, brecciation and epithermal veins have been returned in the early drilling.

In 2004 and 2005 the Sleeper JV drilled 5 HQ core holes for 8,184 ft to further evaluate the Bedrock Casino target. Several zones of hydrothermal alteration including whole rock silicification, hydrothermal breccias, local quartz sulfide alteration and some banded quartz veins were identified. Assay results of the zones reported anomalous gold values (greater than 100 ppb Au), but no long continuous runs of economic grade mineralization were intercepted. The highest-grade gold value reported was 7.68 ppm Au located in a placer hosted by gravels.

Recent drilling confirmed that Sleeper-type host rocks, favorable silicic alteration and mineralized structures hosting anomalous precious metal values do occur west of the Sleeper Pit. The drilling also confirmed that volcanic rocks hosting Sleeper (or very similar) elsewhere have been down dropped to the northwest by faulting. This suggests the entire Sleeper alteration halo could be preserved in the Bedrock Casino area, including the alteration and mineralogical signature that was atop of the Sleeper deposit (Sillitoe, 2006 Personal Communication).

Future drill targets in this vicinity are discussed below in Section 22.

13.1.3 Silica Cap or Facilities Target Area

The Silica Cap target lies immediately to the east and southeast of the Sleeper pit and west of the main range front fault (Figure 7). The target is approximately 3,300 ft by 2,000 ft in area. Thirty-six holes had been drilled within the target prior to 2004. The majority of drill holes intersected low-grade gold mineralization from the surface to a depth of 525 ft.

Drilling by New Sleeper at Facilities Target

The Sleeper JV made a significant effort to confirm near surface oxide resources at the Facilities Target. In 2004 and 2005, New Sleeper drilled 25 holes at the Facilities target area for 14,982 ft. All of the holes were RC holes except for three core holes. The location of the New Sleeper drill holes are shown in Figure 7.

Drilling completed during 2004 and 2005 contained 225 individual 5 foot intervals (in 19 of the 25 total holes) with gold assays > 0.02 opt. The average of these intervals is 0.113 opt Au. Table 15, Appendix 3, shows Facilities Target area intercepts with Au > 0.1 opt encountered in the Sleeper JV drilling.

However, New Sleeper concluded that potential for a large-scale near-surface gold resource is limited. No infill-style drilling is planned for the Facilities area at this time.

The structural framework of Facilities mineralization and its exact relationship to the Sleeper system is not fully understood. The pit highwall mapping program provided information about exposed cross-structures that project east into Facilities and Range Front areas. Further evaluation of multi-element geochemistry may assist to develop a better model for structural controls on mineralization, and to contrast it to the system developed in the main Sleeper and Wood pits.

13.1.4 Northeast Extension Target Area

This target is located northeast of the Sleeper pit along the projected extension of the Sleeper Vein system. Eight exploration holes have been drilled into this target by X-Cal. The drilling results indicate the presence of near surface low-grade gold mineralization (<0.05 opt Au); deeper holes would be required to test for the extension of the higher-grade portion of the Sleeper Vein to the north.

Drilling by the Sleeper JV at the Northeast Extension Target

The Sleeper JV drilled two core holes for 997 ft in the vicinity of the south west toe of Leach Pad 1 to test mineralization intersected in this area by AMAX RC drilling. Gold values encountered are considered low (<0.03 opt Au).

13.1.5 Western Pediment Proximal to Sleeper Pit

X-Cal and Placer Dome drilled eight holes in the Western Pediment target area proximal to the Sleeper.

The pre-2003 drilling did not define any significant gold-silver mineralization (nil to a high of 5 feet with 0.064 opt Au). An RC hole drilled in 2003 did not cut significant mineralization in the bedrock. However, the overburden was assayed, and from 205-210 chips in placer returned 0.263 opt Au (Thomason, et al., 2006).

Drilling by the Sleeper JV in the Western Pediment Proximal to Sleeper Pit

The Sleeper JV drilled four different targets in the pediment covered Sleeper Volcanic rocks, south and west of the Sleeper Pit. The targets were; West Margin of Sleeper Pit, South Sleeper, Placer and Northwest Sleeper. The Sleeper JV drilling, under New Sleeper's direction, amounted to 21 holes for 11,871 ft.

13.1.6 West Margin of Sleeper Pit

Two RC holes were drilled on the west margin of the Sleeper Pit to test for high grade zones of mineralization suggested by AMAX drilling. This drilling did not identify any significant mineralization. The highest continuous intervals are 55 feet @ 0.02 opt Au and 40 feet @ 0.01 opt Au.

13.1.7 South Sleeper Drilling

Two RC holes were drilled south of the Sleeper Pit off the south waste dump to test for southerly extensions of the Wood Vein mineralization. These holes did not cut any significant mineralization.

13.1.8 Pediment Target Drilling for Auriferous Gravels

The Sleeper JV drilled 11 RC holes and one core hole to test gold in the pediment gravel west of the Sleeper Pit. Examination of the AMAX drilling in this area had

shown that a number of AMAX holes had either not been drilled deep enough or no assay records could be found. It was also apparent from examination of the AMAX drill data that the channel in which this alluvial material was concentrated diverged to the north upon exiting the Sleeper pit and that this north trending channel had not been adequately tested. The pediment drill program intersected only one intercept of significant mineralization (10 feet @ 0.165 opt Au, see Thomason et al., 2006).

13.2 DRILLING BY THE SLEEPER JV AT THE NORTHWEST PEDIMENT TARGET

Five HQ core holes were drilled to test a target called Northwest Sleeper, currently this is a portion of the new Northwest Pediment Target. The holes were drilled to follow up interesting gold mineralization intersected in pediment gravels in an X-Cal hole. One hole was abandoned at 318 ft due to excessive deviating which would have resulted in it missing the target as well as other logistical problems. In the four holes completed locally intense silicification, sulfide veining and hydrothermal brecciation were encountered. This zone also contains a number of banded quartz veins and silica/sulfide veining as well as numerous hydrothermal breccia intervals, some of which contain angular clasts of banded quartz vein and dark sulfide matrix.

Gold grades were lower than expected with the best single assay in bedrock was 3 ft averaging 0.0298 oz Au/t from 1,003 to 1,006 ft (Thomason et al., 2006). However, the lithology, degree of intense alteration, brecciation and presence of colloform banded quartz are considered to be encouraging. Further targeting and drilling are planned in the Northwest Targets, as discussed in Section 21.

13.3 ALMA MINE AND DOME

Drilling by the Sleeper JV at Dome and Alma Mine Targets

Most of the drilling competed by the Sleeper JV in 2004 and 2005 was in close proximity of the Sleeper Pit and directed at testing the Sleeper volcanic rocks. However, the Sleeper JV tested three targets located in the Auld Lange Syne sedimentary rocks southeast of the Sleeper Pit. At Dome 4 RC holes were drilled for a total of 2,540 ft. At Alma Mine four HQ core holes were drilled for 2,287 ft and at Electrum a single HQ core hole was drilled for 814 ft. No significant mineralization was intersected at any of these three targets. Anomalous gold values ranged from 40 to 575 ppb.

13.4 SLEEPER MINE TAILINGS SAMPLING PROGRAMS

The estimates included in this Section are not indicative of Mineral Resources under NI 43-101. They are estimates presented only in order to allow the reader to understand the range and size of this exploration target. This exploration target and the estimates included are conceptual in nature. There has been insufficient exploration of the tailings to define a Mineral Resource (under NI 43-101) at this time and it is uncertain as to whether further exploration will result in the discovery of a Mineral Resource.

Historic MRDI Mine Tailings Drilling

A study of the Sleeper Mine tailings was undertaken and supervised by MRDI for X-Cal in 1997 (MRDI, 1997). Six holes were drilled into the tailings with a specialized wide-growser type auger drill, with samples catalogued by depth and degree of oxidation. The holes were 25 to 35 ft deep, three in the north tailings cell and three in the south cell. MRDI handled all of the samples, locked and sealed the samples for quality assurance, and supervised metallurgical and flotation tests on the samples (see Section 18.1).

The MRDI drill holes reportedly averaged 0.025 oz Au/ton. It was estimated from mill records that approximately 6.6 million tons of mill tailings were created during the mining operation and the average gold grade of the tailings was estimated to be 0.024 oz Au/ton (Proteus, 2002). These estimates and figures are not representative of Mineral Resources under NI 43-101 **(see above cautionary statement)**. MRDI felt that the sampling, albeit very limited, was representative.

KCA Mine Tailings Auger Drilling

In January 1999, X-Cal retained Kappes, Cassidy & Associates ("KCA") to undertake a sampling and metallurgical test program on the mine tailings (KCA, 1999). KCA took 10 samples from the southeastern end of the tailings pond with a 6-inch diameter hydraulic auger from holes 9 to 15 ft deep. The samples were split and composites made for metallurgical testing (see Section 18.1).

Bevan Study

A tailings sampling project was undertaken in 2002 under the supervision of Peter Bevan (Bevan, 2002). Bevan completed 83 sonic drill holes, 2 to 1.25 inches in diameter, on a 200 ft by 150 ft grid. Most of the holes were drilled 30 to 35 ft deep and sampled on 5-ft intervals; the average thickness of the tailings is estimated at 40 to 45 ft. Assaying was completed by XRAL Laboratories, Canada. Bevan's report contains detailed drill logs of all holes and complete assay results for all 5ft samples.

Bevan estimated the volume of tailings material represented by the drill holes to be 4.9 million tons grading 0.020 Au oz/ton and 0.224 oz/ton Ag. These estimates and figures are not representative of Mineral Resources under NI 43-101 **(see above cautionary statement)**. The drilling results suggest that the tailings have two distinct layers, with unoxidized tailings comprising the top 14 to 16 ft of the pile and red-orange oxide-rich sections below 16 ft. Gold values appear to be higher in the upper unoxidized material. Gold and silver grades decreased from south to north.

13.5 SLEEPER MINE HEAP LEACH PADS

A metallurgical study of the heap leach pads was undertaken by MRDI in 1997 (MRDI, 1997). MRDI completed two RC holes on pad one and three holes on pads two to four using an auger drill. Two of the auger holes were twinned with an RC drill on pad two. Chemex assayed the samples, while Bondar Clegg completed thirteen check assays. Results of the MRDI study are presented in Section 18.2.

Drilling by the Sleeper JV of Leach Pad 1

The Sleeper JV conducted a program of sonic drilling late in 2004 at Leach Pad 1. A total of 17 holes were drilled for 2,105 ft. All of the sonic holes were vertical except for four which were drilled easterly and south easterly to test the south east margin of the pad. Figure 7 shows the general location of the sonic holes drilled. All of the sonic drill holes were terminated at least 20 ft above the leach pad liner as required by State of Nevada regulations.

Samples of 2 ft intervals from this program were assayed by Kappes Cassidy in Reno. There are two types of material on heap Leach Pad 1; minus ¾" crush material on the liner and about 85 ft thick overlying which is run of mine material about 50 ft thick.

The average gold grade of the run of mine material was 0.010 opt or 0.35 g/t Au. The average grade of the ¾" crush material was 0.013 opt or 0.46 g/t Au.

Kappes Cassidy ran screen tests on eleven composite samples from the sonic drilling to test whether gold was concentrated in finer or coarser fractions. Each composite sample was made up of 5 or 6, 2 ft samples from the sonic drilling. The fractions tested were; + 2", -2" + 1 ½", -1 ½" + 1", -1" + ½", and -1/2". There was no discernable difference in gold content between coarse and fine fractions.

Current exploration targets for 2006 are discussed below in section 21.0.

14.0 SAMPLING METHOD AND APPROACH

Only limited descriptions of the sampling and quality-assurance/quality-control ("QA/QC") procedures followed by AMAX and Placer Dome are available. However, the authors have no reason to believe that good practice was not followed by these large mining companies.

The surface geochemistry data utilized in this report consist of analyses from approximately 7,600 soil samples and 2,480 rock samples. Many of these samples collected during the tenure of X-Cal from 1994 to 1997 at the property were collected under the supervision of Barry Smee, who used full QA/QC procedures. The analyses were undertaken at ISO rated laboratories, ACME Laboratories, Bondar Clegg Laboratories ("Bondar Clegg"), or ALS Chemex Laboratories ("Chemex"), all of Vancouver, British Columbia. The authors consider it likely that the methods met industry standards.

The spacing of samples taken from the Sleeper Gold Property is variable, depending on whether such samples were from drill holes or from surface geochemical sampling, which were either on a local spot basis or on variably spaced sampling grids.

The sampling methods and approaches used by X-Cal for reverse circulation ("RC") drilling were outlined in a memorandum by Martin (2003). It specified in detail the drilling and sampling methods, analyses, QA/QC techniques, and security procedures used by the X-Cal in its work on the Sleeper Gold Property. These procedures, as

stated by Martin (2003), were professionally undertaken and consistent with accepted industry standards, as follows:

X-Cal used large, RC drill rigs capable of drilling to depths of 1,800 to 3,000 ft. Duplicate samples were collected every 5 ft down-hole after passing through a rotary wet splitter. Sample weights varied from approximately 2 pounds per 5-foot interval for highly clayey samples to 12 pounds for higher density rock samples. Sampling buckets were brushed and dipped in water after each sample was collected to remove traces of the previous sample. The diameter of these buckets was approximately 4.5 times the diameter of the sample discharge pipe, to increase the retention and gravity settlement of solids, when water was encountered.

Each 5-foot sample was split and the halves collected in pre-labeled 15 by 19 inch bags, aided by rinsing of the bucket to ensure collection of all the sample material. These sample bags were then placed on plastic sheeting to prevent contamination by other materials. Chip samples for geological reference were collected in duplicate from each 5-foot interval and stored in plastic rock chip boxes for later examination and lithologic logging. These boxes were securely stored in X-Cal's on-site office. The metallurgical sample was the second split, taken from a second bucket directly from the rotary splitter, for each 5-foot sample.

One bagged sample was submitted for assaying and geochemical analysis, and one sample retained on-site for subsequent possible metallurgical study. The samples were marked for drill footage or metallurgy. No material sample biases were noted by Martin (2003). Possible high-grade gold bearing intervals, indicated by the presence of abundant sulfides and/or visible gold, required specific attention. In this situation X-Cal used a sluice or other gravity gold-concentrator beneath the main discharge point of the sample splitter and samples were collected and visually inspected.

The authors are not aware of any defects in techniques, protocols or procedures that would have adversely impacted the validity, accuracy or reliability of the results reviewed.

New Sleeper assumed management of the Sleeper JV exploration at the Sleeper Gold Property in early 2004 and implemented a comprehensive program of QA/QC procedures. This protocol was documented and circulated among the project team. The May 31, 2005 revision of this protocol entitled 'Sleeper Gold Project QAQC Procedures' is included in Thomason, et al., 2006.

These procedures were professionally undertaken and consistent with accepted industry standards.

New Sleeper's protocol for RC drilling was essentially the same at that used by X-Cal which is outlined above. For many of the RC holes drilled by New Sleeper the Odex casing system was utilized to case the overburden section in each drill hole. This is a drilling method whereby casing is driven directly behind the drill bit. Sections of casing that are added as the hole is being drilled are welded together. The casing is not recovered at the completion of the hole. For almost all RC holes the Odex casing

was driven into bedrock which resulted in minimal contamination from the overburden section.

Some down-hole contamination has been noted in the RC drill logs but it was a rare occurrence. It is acknowledged that the ground conditions at the Sleeper Gold Property may have negatively impacted the integrity of samples collected during RC drilling but it is considered that overall the RC samples provided material that can be considered representative and reliable.

Sample recovery during the sonic drilling program on Leach Pad 1 was acknowledged as being less than satisfactory. The material on Leach Pad 1 consists of an upper layer of run of mine material and a lower layer of material crushed to minus ¾ inch. The sonic drill is though to have selectively recovered smaller fragments from the run of mine material but to have reasonably accurately sampled the crushed material.

The default core size used by New Sleeper for core drilling was HQ. Except for several holes where drilling difficulties required reduction to NQ sized core all core recovered by New Sleeper was HQ sized. Some drilling difficulty was experienced with soft clayey material and for some holes this negatively impacted recovery, but only to a minor degree. This clayey material is, however, generally barren of mineralization. In hard rock a few isolated intervals had less than adequate core recovery but during the New Sleeper program core recovery was uniformly high and generally very close to 100%.

15.0 SAMPLE PREPARATION, ANALYSES AND SECURITY

The authors do not have any documentation for sample preparation, bagging, security, and transportation practices used by AMAX and Placer Dome. However, summary data sheets and summary reports prepared by these companies, their employees and geological consultants, and the analytical laboratories are available. The sampling done prior to X-Cal was handled by geological and engineering employees of and consultants to large, professional Canadian and American mining companies. It is not unreasonable to expect that these persons used sampling techniques in accordance with industry-accepted protocols. These organizations reportedly used accredited commercial laboratories in addition to in-house laboratories.

X-Cal established and maintained a strict regimen of quality control and quality assurance procedures in the handling, bagging, transportation, security, preparation, and analysis of exploration samples taken from the Sleeper Gold Property. According to information made available to the authors, X-Cal used Bondar Clegg and Chemex for all of their assaying. Bondar Clegg is now wholly owned by Chemex, which is ISO 9002 registered and certified by KPMG in Canada and the U.S.A.

X-Cal's exploration samples were protected from contamination or disturbance from third parties by storage on plastic sheeting inside a guarded perimeter fence at the sample storage sites. No samples were collected by officers or directors of the company or any associate of the issuer. The samples were drilled, collected, transported, and processed by independent contractors.

Chemex picked up the samples and transported them directly to its sample preparation facility in Elko, Nevada, using chain-of-custody identification and tracking procedures. Chemex prepared the samples for assay and geochemical analysis. If the samples were wet, they were dried in low temperature ovens. Then, depending on the type of analysis requested, the samples were split, sieved, crushed, and pulverized. Finally, Chemex shipped the pulps to its laboratory in Vancouver, British Columbia for final chemical analysis, maintaining custody of the samples the entire time.

X-Cal used a variety of quality control procedures in its verification of assay values reported by the Chemex. Two kinds of check assays were completed. Duplicate samples were selected by X-Cal personnel and analyzed by Chemex. In addition, assay "standard" samples, which have a verified known, measured content of minor and trace elements, were sent to Chemex along with regular samples in each given shipping batch. Where higher gold values were encountered in the drilling or the presence of visible gold is suspected by visual geologic logging and/or the panning-sluicing of samples, X-Cal requested a screen fire Metallic assay. All samples were sent to Chemex in Elko, Nevada. X-Cal's routine procedures involved submitting blanks and standards with each batch of samples. Duplicate samples were sent to American Assay Laboratories in Reno.

The sampling and assaying procedures utilized by X-Cal on its Sleeper Gold Property appear to have been professional and consistent with industry practice.

As has been mentioned above New Sleeper, as operator of the Sleeper JV, adopted a QA/QC protocol from the commencement of its activities at the Sleeper Gold Property from early 2004.

New Sleeper followed the regimen of quality control and quality assurance procedures in the handling, bagging, transportation, security, preparation, and analysis of exploration samples taken from the Sleeper Gold Property as defined in the written QA/QC protocol. New Sleeper used American Assay Laboratories and ALS Chemex for all of its assaying. Both laboratories are based in Reno.

New Sleeper's sample handling, analysis and security procedures followed generally accepted industry standards. Samples were protected from contamination or disturbance from third parties by storage on plastic sheeting inside a guarded perimeter fence and/or at the core logging and storage facility at Sleeper inside the perimeter fence. During the exploration drilling campaigns in 2004 and 2005 persons were present at the Sleeper site on a seven day basis and at night the access gate was locked. This ensured security of samples. No samples were collected by directors of the company or any associate of the issuer. The samples were drilled, collected, transported, and processed by independent contractors.

Most drill samples were processed by American Assay Laboratories. American Assay picked up the samples from the core shed at Sleeper and transported them directly to its sample preparation facility in Sparks, Reno, Nevada, using chain-of-custody identification and tracking procedures. American Assay prepared the samples for assay and geochemical analysis. If the samples were wet, they were dried in low temperature ovens. Then, depending on the type of analysis requested, the samples

were split, sieved, crushed, pulverized and analyzed at Sparks. American Assay laboratories thus maintained custody of the samples the entire time.

Finally, American Assay laboratories shipped the pulps back to Sleeper where they have been stored in secure steel containers.

New Sleeper used a variety of quality control procedures in its verification of assay values reported by American Assay Laboratories. Duplicate samples were collected from RC holes and included in each batch dispatched from the Sleeper Gold Property site. In addition, assay "standard" samples, which have a verified known, measured content of gold and silver, were sent to American Assay Laboratories along with regular samples in each given shipping batch. Standard samples were submitted with all drill sample consignments irrespective of drilling method. Generally 1 in 20 samples was a "standard". Where higher gold values were encountered in the drilling or the presence of visible gold is suspected by visual geologic logging New Sleeper's protocol required a screen fire Metallic assay. Selected drill samples were also submitted to a third party for check assay following completion of the primary analysis by American Assay Laboratories. These samples representing approximately 1 in 20 were in sent to ALS Chemex.

The sampling and assaying procedures utilized by New Sleeper on behalf of the Sleeper Joint Venture (50% X-Cal/50% New Sleeper) at the Sleeper Gold Project appear to have been professional and consistent with industry practice.

16.0 DATA VERIFICATION

For the large amount of data generated by AMAX and Placer Dome the authors have relied on summary sheets of assays and geochemical data. The authors did not have papers documenting the security measures taken by these companies on projects conducted on the Sleeper Gold Property. However, the authors have no reason to question the reliability of the work conducted by these senior mining companies.

The coauthor, Winthrop Rowe, has reviewed a selection of the original assay sheets and geologic drill hole logs from work conducted by X-Cal. Chips from X-Cal's RC drilling were also reviewed. New Sleeper Geologist Larry G. Martin, who has logged many of the X-Cal drill holes, provided the coauthor with a detailed description of the protocol used by X-Cal for sample handling, sample preparation, assaying, check assaying and umpire assaying. These procedures and the chain of custody used are satisfactory. X-Cal data appear to be reliable.

The authors are of the opinion that the data available can be confidently used in the continuing evaluation of the property. A large digital database is available for the Sleeper Gold Property. This database was accessed for the purposes of compiling this report. In the past X-Cal relied upon Geologist Keith Blair, now of Applied Geosciences, LLC to manage the drill hole database.

16.1 DRILL HOLE DATABASE

The current drill hole database has been consolidated into one set of tables, controlled by a DH-ID table. In the DH-ID table named HEADER (in GEMCOM software) the

company which drilled the hole is identified and the date the hole was drilled is noted. The database formats have been standardized and incorporate the older drill holes with recent re-logging and more detailed geology. The drill hole data is stored in a set of MS ACCESS database tables that are directly read by the Gemcom GEMS exploration and mining software applications.

The historic AMAX and X-Cal database currently being used was received from Placer Dome in the fall of 2000. Most of the data within the Sleeper Mine area was checked and/or verified by MRDI (see below) or the X-Cal - Placer Dome joint venture during their respective resource estimation and exploration programs. New Sleeper has worked with Glen Alexander, past AMAX mining engineer at Sleeper to examine the historic MEDS database. This exercise did not provide new information. The SXT- series holes of X-Cal, located in the southeastern portion of the land holdings away from the Sleeper Mine and pediment area have not been had the collars verified. In addition, during the process of re-boxing RC chips found in the onsite containers, less than 30 drill holes that are not currently in the database have been discovered. These are being incorporated as the information is located.

Drill hole collar coordinates, assays, down-hole surveys, and geological codes were checked by MRDI. Some of the historic data could not be verified given the lack of original collar survey notes or missing assay certificates. Collar coordinates showed a 2% error rate for the holes checked, down-hole surveys for the historic data appeared to have no errors (MRDI checked all down-hole data and found no data entry errors). holes that had assay certificates in the files showed a very low error rate of 0.1%.

One of the problems with the historic drill hole database is the incomplete or inconsistent entry of geology coding. New Sleeper undertook to translate the historic logs as best as can be interpreted. New Sleeper re-logged drill cuttings from many holes. Often the historical paper drill hole logs are in such condition to make them illegible, while others are missing. However, in spite of these challenges, the data has been consolidated, and standardized into the current drill hole logging form, with numerous historic logs added by New Sleeper. The current form has been in use since March of 2005 without modification.

Prior to X-Cal's involvement in the project, the QA/QC program was not well documented.

X-Cal contracted Dr. Smee as the project manager in the initial stages of X-Cal's exploration program. Dr. Smee planned and implemented a QA/QC program and developed custom standard material for X-Cal's use. Placer Dome checked and corrected their drill hole data as the data were compiled. No further verification of the drill hole data generated during the 1997 X-Cal - Placer Dome joint venture has been completed. Placer Dome also used the X-Cal standards and QA/QC procedure during their drilling program. The 2003 X-Cal drill hole data was checked as it was entered and merged into the GEMS ACCESS database. The X-Cal standards and QA/QC procedures continued to be used throughout 2003. Although there appears to be some problem in 2003 with the assaying of the samples containing high volumes of sulfide, all assaying from American Assay laboratories and ALS Chemex is of good quality and all standards have returned acceptable assay ranges.

The Sleeper JV chose the Map Info GIS data package, with the Discover add on to further allow the storage, retrieval, and preparation of graphically located data. Surface samples, geophysical data, air photo images, topography from 3meter DEM, cultural features, claims, and other information is stored in this system.

16.2 COORDINATE SYSTEM/GIS DATABASE

The Sleeper Gold Property has used a local coordinate system since the initial exploration during the early-1980's. The local grid, (referred to as Mine Grid) is a truncated State Plane, NAD27, Western Nevada Zone system in feet: local X of 0 = State Plane X of 640,000; local Y of 0 = State Plane Y of 2,390,000. Up to August of 2004 this was the system in use for all data systems. As of the end of August 2004 the project converted all pertinent data to the Universal Transverse Mercator (UTM) NAD1927, Zone 11 coordinate projection system in meters: local Mine Grid X of 0 = UTM X of 410,125.39; local Mine Grid Y of 0 = UTM Y of 4,573,808.38. At this time all data is first entered into the UTM system, then the Mine Grid system is updated for completeness.

16.3 RELIABILITY OF THE DATA OBTAINED IN THE PROGRAMS

The writers are of the opinion that the data obtained by the operators of exploration programs at the Sleeper Gold Property since AMAX's discovery of the deposit and AMAX's mining operations are reliable. The data were collected and analyzed by professional geological personnel. Dr. Barry Smee supervised the QA/QC procedures for X-Cal's rock chip and soil sampling programs. X-Cal used special standards generated by Dr. Smee for that project (Redfern and Rowe, 2003) and conducted their drilling programs according to industry standards. Though some historic data has suffered from multiple sets of conversion from opt to g/t and vice versa, consultation with what data was found in the MEDS system computer from the AMAX operating days suggests that the data is acceptable. No significant problems appear to exist with the database.

16.4 DATA SUMMARY

Table 8 below summarizes the amount and type of drilling done on the property to date. Categories are broken out by drill hole type, i.e. diamond core, reverse circulation, blast hole, and sonic, and then grouped by company responsible.

Table 8 Drilling and Assays To Date

Company	Year	DDH	Assays	RC DH	Assays	BH	Assays	Sonic	Assays
AMAX	1984-1996	41	5,564	3,662	259,844	2,788	380,868		
PD	1997			47	6,585				
X-Cal	1996-2003			168	23,496				
NSG-JV	2004-2005	57	10,547	48	5,518			17	587
TOTAL		98	16,111	3,925	295,443	2,788	380,868	17	587

Table 9 below shows summary sample counts for both surface and drill hole ICP multi-element analysis done on the property to date. The column's shown below represent the sample media used, or the specific feature analyzed. These are grouped by the operator performing the study.

Table 9 Surface and Multi-Element Samples

Company	Years	Rock	Soil	ASD	Hg	CO2	pH	ICP
AMAX	1984-1996	881	38					
UK		306						
PD	1997	80						5641
X-Cal	1996-2003	935	7,599					13,273
NSG-JV	2004-2005	722	3,007	>5500*	1873	994	714	>1600*
SUM		2,924	10,606	5,500	1,873	994	714	20,514
							* Not Finalized	

Table 10 below is an indication of the types and amounts of geophysical work performed on the property as of the end of 2005.

Table 10 Geophysical Data and other Stats

Company	Years	Aero-Magnetics	IP	Gravity	MT	Historic Maps
AMAX	1984-1996		121 lines	207pts		5,300
PD	1997	434,660 pts				
X-Cal	1996-2003			200 pts		
NSG-JV	2004-2005		229 pts	442 pts	500 pts	

Table 11 illustrates the size of the database that has grown out of organizing all of the data in one place, and transforming the drilling data to the UTM NAD27 zone 11 system.

Table 11 Electronic Data Foot Print

	DH's UTM	DH's SP	BH	Sonic DH	GIS-All	All Other	SUM
MB	855	16,599	81	79	46,195	1,150	**64,959**
Format	GEMS-DB	GEMS-DB	text	GEMS-DB	MapInfo	Graphic	

17.0 ADJACENT PROPERTY

No significant gold showings or drilling results are known from adjacent properties. It should be noted, however, that this area of Nevada has not yet been intensively explored and thus there is potential nearby for further mineralization to be discovered.

18.0 MINERAL PROCESSING AND METALLURGICAL TESTING

The estimates included in this Section are not indicative of Mineral Resources under NI 43-101. They are estimates are presented only in order to allow the reader to understand the range and size of this exploration target. This exploration target and the estimates included are conceptual in nature. There has been insufficient exploration of the tailings to define a Mineral Resource (under NI 43-101) at this time and it is uncertain as to whether further exploration will result in the discovery of a Mineral Resource.

The first mineral processing and metallurgical test work on the Sleeper Gold Property was conducted by AMAX in 1984 with bench-scale metallurgical investigations (Wood and Hamilton, 1991). The tests indicated that high-grade, oxidized gold mineralization could be recovered using standard milling procedures, with heap leach treatment resulting in lower gold recoveries.

18.1 TAILINGS

1997 Study

A study of mine tailings was supervised by MRDI in 1997 (MRDI, 1997). Six holes were drilled within the tailings, as discussed in Section 11.

Standard flotation tests were undertaken by McClelland Labs in Reno and supervised by MRDI. MRDI reported that a final concentrate containing 0.25 oz Au/ton and 2.5 oz Ag/ton was produced, which represented a recovery of 63% of the gold.

These estimates are not representative of Mineral Resources under NI 43-101.

Kappes, Cassidy Study

In January 1999, X-Cal retained Kappes, Cassidy & Associates ("KCA") to undertake a sampling and metallurgical test program on the Sleeper Gold Property tailings.

KCA conducted cyanide bottle roll tests on composite samples from 10 auger holes from the southeastern end of the tailings (KCA, 1999). Head assays indicated a bulk sample grade of 0.033 oz Au/ton and 0.22 oz Ag/ton. Cyanide bottle roll tests on this bulk sample yielded 48.3% gold recovery and 52.4% silver recovery on the tailings material, and similar gold recovery from tailings that were pulverized to 86% -400 mesh. KCA also ran flotation tests on the bulk sample, which concentrated 50.8% of the gold into a concentrate equal to 8.3% of the sample weight tested. A cyanide bottle roll test of "Rougher Tails" (64% -400 mesh) yielded a gold recovery of 41% and a calculated head value of 0.017 oz Au/ton. For this test series, the overall recovery (concentrate plus leached tailings) was 71% for gold and 87% for silver. No statistical tests were run to determine if the selected bulk sample was representative of the tailings mass.

These figures are not representative of Mineral Resources under NI 43-101.

18.2 AMAX HEAP LEACH PADS

Gold recovery from AMAX's heap leach pads was low at 43%. At other operations in Nevada 70% gold recovery is not unusual. It has been suggested that AMAX may not have used state-of-the-art heap leach technology, as the low-grade Sleeper heap leach ores were overshadowed by the high-grade mill production (Kornze and Phinisey, 2002). AMAX did not agglomerate the material placed on the pads and stacking procedures may not have been optimal.

MRDI undertook a study of the heap leach pads in 1997 (MRDI, 1997). Both RC and auger holes were drilled to collect samples from the pads (see Section 11). Cyanide soluble gold analyses on the samples collected varied from 0.002 to 0.006 Au oz/ton, whereas fire assays on the same samples varied from 0.015 to 0.070 Au oz/ton. **These estimates are not representative of Mineral Resources under NI 43-101 (see above).** MRDI concluded that reprocessing the heap leach dump material by further heap leaching would result in gold recoveries in the high 20% to low 30% range due to the low ratio of cyanide soluble gold to fire assay results. MRDI also concluded that re-leaching the heap leach pads would not be viable and recommended that the nugget effect be thoroughly examined in any future work on the heap leach pads.

18.3 WASTE DUMPS

Kornze and Phinisey (2002) suggested that more than one million ounces of gold may have ended up in the three AMAX waste dumps due to poor sorting during mining and the inadvertent shipping of gold-rich sulfide mineralization to the waste dumps.

It has also been reported that AMAX conducted metallurgical test work on gold-bearing sulfide material early in the life of the Sleeper mine (Win Rowe, personal communication, 2003). This test work showed that gold bearing sulfide mineralization was refractory. As a result of this work, AMAX apparently decided in 1986 to consign all sulfide material to the waste dumps, regardless of gold grade.

Kornze and Phinisey (2002) suggested further study of the AMAX waste rock be conducted. They suggested that it might be possible to recover some of the gold from the discarded gold-rich sulfide zones.

18.4 SLEEPER JV LEACH PAD 1 EVALUATION

During the final quarter of 2004 a program of drilling was completed to examine heap leach pad 1. A total of 20 holes were planned for 2,539ft of drilling. Three holes were deleted, reducing the total drilling to 2,219ft for 17 holes. A "Sonic Drill" from Boart Longyear was used for this program. All drill holes were terminated at least 20 ft above the leach pad liner as required by BLM regulations.

Leach Pad 1 was selected because it has the highest head feed grades of any of the pads. Records from the AMAX's mining operation show that Leach Pad 1 was loaded and treated in 1986 and 1987. The average head feed grade was 0.025 opt (0.86 g/t Au) and the pad produced approximately 14,000 ounces of gold. Leach pad 1

contains approximately 70ft of crushed ore, nominally passing ¾", capped by 50ft of run-of-mine (ROM) material. Since the ROM ore was highly silicified, it was hoped that the interiors of the larger fragments would be unleached. The other goal of the program was test an idea that only the finer fractions of the crushed material had been leached and that the coarser fractions were relatively unleached. It has been considered that if the heap leach pad material was passed through some form of low-cost sizing, like a rotary trommel, with the fine fraction being separated from the coarse, the coarse fraction might contain enough gold to warrant retreating of the pads.

The program was hindered by equipment breakdowns, so the originally projected three week job lasted for two and one half months. In mid December the last of the holes were completed and final samples shipped to Kappes, Cassidy & Associates in Reno, Nevada for assaying and metallurgical testing.

Observations of the performance of the sonic drill drew our attention to the fact that this drilling method was producing a biased sample. The problem is thought to result from the fact that the heap has void space between larger rocks and as the drill penetrated the heap larger rocks were being pushed aside and smaller fragments collected. A result being that the larger fragments were being under sampled. The sonic drill did on a few occasions core some larger sized material.

The fine fraction is that portion of the heap which may have been most heavily leached. Logging of the sonic drill material demonstrated that sulfides were present in the interiors of most of the larger fragments. AMAX loaded 35 million tons of crushed material to heap leach and 13 million tons of ROM. Run-of-mine material on Leach Pad #1 and Pad #5, the Run-Of-Mine leach pad, may have potential for containing recoverable gold. However there is much more minus ¾ inch crush material on the leach pads.

The sonic drill holes were sampled on 2 ft intervals. All samples were sent to metallurgical consultants Kappes Cassidy, in Reno, for analysis. The average grade of the run of mine material was 0.010 opt (0.35 g/t Au) while the average grade of the minus ¾" material was 0.013 opt (0.46 g/t Au).

Kappes Cassidy ran screen tests on eleven composite samples from the sonic drilling to test whether gold was concentrated in finer or coarser fractions. Each composite sample was made up of 5 or 6, 2 ft samples from the sonic drilling. The fractions tested were; + 2", -2" + 1 ½", -1 ½" + 1", -1" + ½", and -1/2". There was no discernable difference in gold content between coarse and fine fractions.

19.0 MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

Several estimates in respect of mineralization at the Sleeper Gold Property were completed between 1985 and 2001; these are reported on in Section 6.5. There are insufficient details available on the procedures used in these estimates to permit the authors to determine that any of the estimates meet NI 43-101 standards.

20.0 ENVIRONMENTAL CONSIDERATIONS FOR THE SLEEPER PROJECT

On January 9, 2004, reclamation and compliance obligations for the Sleeper Project were transferred from Kinross Gold Company to the Sleeper Joint Venture under name of New Sleeper Gold LLC. At that time NSG began to complete the necessary regulatory procedure that was required to transfer all permits as soon as possible. By the end of August 2004, all permits had been successfully transferred and/or renewed. A comprehensive list of permits or approvals held by NSG for the Sleeper Mine is detailed below.

Permit Name	Issuing Authority
Industrial Artificial Pond Permit	Nv. Division of Wildlife
Class III Landfill Waver	Nv. Division of Waste management
Hazardous Materials Permit	Nv. State Fire Marshal
Class III Air Quality Operating Permit	Nv. Bureau of Air Pollution Control
Mining Operation Reclamation Permit	Nv. Bureau of Mining Reg. and Rec.
Water Pollution Control Permit	Nv. Bureau of Mining Reg. and Rec.
Radio Station Authorization	Federal Communications Commission
Plan of Operations	U.S. Bureau of Land Management
Ground Water Permits	Nv. Division of Water Resources

During the course of obtaining approval for transfer of the reclamation permit to the Sleeper JV, an update of the estimated costs of remaining reclamation was submitted to the Nevada Bureau of Mining Regulation and Reclamation (BMRR) and the U.S. Bureau of Land Management (BLM) for review. The revised cost estimate, ultimately approved by the BMRR and BLM, resulted in a substantial decrease of the surety bond held for the Sleeper Mine. The approval amounted to a 60% decrease in surety bond, from approximately 7.8 million dollars to 3.1 million dollars.

20.1 HISTORIC RECLAMATION ACTIVITIES

The Sleeper Mine has been in an inactive/closed status since 1997, when processing of heap solutions was discontinued. Since that time, previous owners/operators have completed much of the reclamation required by the state and federal authorities as outlined in the reclamation plan (originally submitted in 1993) for the site. A summary of reclamation activities that has occurred prior to calendar year 2004 is briefly detailed in Table 12.

In addition, significant progress was made in devising a closure strategy for the mine site as required by the Nevada Bureau of Mining Regulation and Reclamation. As a result, a closure plan was submitted in 2003 that proposed activities for long-term management of the Sleeper Mine. The primary deviation from the existing reclamation plan includes a proposal to leave the solution ponds in place to continue to capture, and passively evaporate the effluent flows from the heap leach pads. This proposal will ensure that discharges to the groundwater are eliminated, thereby preventing any environmental contamination.

Table 12 Reclamation Activities Completed (Pre-2004)

Facility	Acres Reclaimed (% of Total)	Reclamation Activity
Roads	35%	Recontoured and seeded
Pit	100%	Recontoured pit slopes and seeded. The pit lake was managed with the addition of lime to control pH values. No lime has been added since 2002.
Heap Leach Pads	100%	Recontoured to approximate slopes of 3:1, covered with 1 foot of growth medium and seeded
Waste Piles	95%	Recontoured to approximate slopes of 3:1 and seeded
Tailing Facility	100%	A 3-foot engineered cap was constructed on the facility to reduce infiltration of meteoric water. All slopes were recontoured to 3:1 or flatter and seeded.
Building Dismantling	30% (estimate)	Crusher shop, Pump Shop, Safety Trailer, Met Lab and Assay Lab were dismantled and removed from the site.
Overburden Stockpiles	100%	Recontoured to approximate slopes of 3:1 and seeded
Miscellaneous Disturbances	83%	Recontoured/ripped as appropriate and seeded.

20.2 2004 RECLAMATION AND COMPLIANCE ACTIVITIES

In 2004, the Sleeper Joint Venture, under the operatorship of NSG, made significant progress in completing additional reclamation activities as outlined in the reclamation plan. The primary focus was to oversee the dismantling and removal of the crusher facility from the site. The crusher facility had been sold to a third-party by the previous owner/operator of the site in 2003, but the dismantling did not occur until the property transferred to the Sleeper JV. Dismantling and removal of the crusher complex was finished in September, requiring approximately four months to complete.

Another major project completed in 2004 was the salvage and removal of the mill facility and tank farm. Salvage and demolition of various other pieces of equipment remaining at the mine site was also completed.

Lastly, approximately 123 acres of disturbance on the recontoured tailings facility was seeded in early 2004. A tour of the seeded area in early summer indicated a successful planting in that numerous vegetative species that were in the seed mix were identified among the growing cover.

The Sleeper JV expended approximately $263,000.00 in 2004 to complete the reclamation activities described above as well as ensure that the project is kept within monitoring and sampling compliance of various permit requirements. All of the expenditures were reimbursed through the commutation account held by AIG (see discussion under Mine Reclamation Insurance below).

20.3 2005 RECLAMATION AND COMPLIANCE ACTIVITIES

In 2005, the Sleeper JV continued to complete reclamation activities in accordance with the existing reclamation plan. The primary focus was: 1) demolition of the concrete foundations for the mill/crusher complex; 2) covering the approximately 10 acres of associated disturbance with between one to three feet of growth medium; and 3) continued general site clean-up. Monitoring and compliance requirements at the Sleeper Mine continue to be rigidly performed. No notices of violation have been received to date.

It is expected that the Sleeper JV will spend approximately $175,000 on reclamation and compliance activities as described above. All of the expenditures will be reimbursed through the commutation account held by AIG.

20.4 SUMMARY OF SIGNIFICANT COMPLIANCE ISSUES FOR THE SLEEPER PROJECT

The Sleeper Project has unique environmental issues that require close supervision to ensure compliance with all applicable regulations. Brief descriptions of the most significant issues follow.

20.4.1 Acid Drainage

All heap leach pads (five total) on the Sleeper mine site have effluent drain-down streams that exhibit characteristics of acid rock drainage. The primary characteristic is indicated by low pH values ranging from 3.88 standard units (s.u.) on Pad 1 to 2.22 s.u on Pad 5. It is likely that the poor quality drainage will occur over the long-term (>30 years) due to the high sulfide content of the ore placed on the heaps at the latter stages of operation.

In previous years, numerous alternatives were evaluated to determine how best to manage these solutions after closure of the mine site. Those management alternatives included pit lake mixing, disposal to leach fields, implementation of various water treatment technologies, and construction of passive water treatment cells (bio-reactors). None of the evaluated alternatives had an outcome that would improve the quality of the streams to the point that the effluent could be discharged to the environment without potential risk of degradation of the groundwater.

As a result and beginning in 2002, a closure plan was prepared that, in part, proposed leaving the existing ponds in place for the long-term, thereby continuing to capture all effluent from the heaps. Appropriate studies were undertaken to support the premise that adequate storage and surface area exists in the ponds to passively evaporate all captured solutions. The closure plan was submitted in 2003 but is still under review by the BLM.

The submitted proposal to leave unreclaimed mining facilities (the ponds) on public land for the long-term requires that an appropriate amount of maintenance money must be funded and provided to the caretaker (BLM or their designee). To this end, discussions will take place during the process of approving the closure plan as to the required amount and the appropriate financial instrument.

20.4.2 Leak in the Leach Pad 5 (NROM) Launder Liner

In 1998, soon after the recontouring of Pad 5 slopes, elevated flows began appearing in the leak detection system for the NROM launder (drainage channel) that exceeded permit limits as specified by the Water Pollution Control Permit for the facility (less than 150 gallons/day averaged over the quarter and less than 50 gallons/day averaged over the year). A preliminary investigative program in 1999 (dye flow tests, manual inspections, etc.) resulted in the identification of a problematic length of the launder where leakage was evident. As corrective action, the previous operator excavated and exposed approximately 300 feet of launder length and replaced the liner, piping, and drain rock for the entire length. The leak flow returned to within compliance limits for a short time but then began trending upwards again. In 2001, the previous mine operator excavated and exposed an additional 700 feet of launder and again replaced the liner, piping, and drain rock .Work was completed by late 2002. Flow again fell to within compliance limits and since that time is trending upwards again. In the first quarter of 2004 the leak was at an average flow rate of 48 gpd (as stated above, flows can't exceed an average of 50 gpd). Going forward, the leak will continue to be monitored for compliance. Given the upward trending nature of the latest data sets, it is possible that additional repair may be required.

20.5 MINE RECLAMATION INSURANCE

In early 2004, NSG deposited the sum of $8,000,000 into an escrow account for the purpose, among other things, of providing a replacement bond for the Sleeper Project. Subsequent to the deposit of the $8,000,000 into escrow, $5,419,506 was utilized to pay the premium and taxes that were required for the issuance of a Reclamation Costs Policy (see discussion below) by American International Group (AIG).

20.5.1 Reclamation Costs Policy

Funds released from escrow were utilized in part to purchase a Mine Reclamation Policy. The policy provides a total aggregate limit of liability of $25,000,000, which includes a dedicated sub-limit of $2,000,000 that applies solely to reclamation costs that are considered long-term care (i.e., beginning in 30 years). The policy term is 30 years and expires on December 31, 2033.

The premium payment included funds that established a notional commutation account of $3,126,175 at inception. The fund earns interest at a rate equal to the one-year constant maturity treasury rate prevailing on the anniversary date of policy inception. Monthly progress reports of reclamation activities and costs are submitted to the insurer and reimbursement of these costs are paid to New Sleeper Gold LLC (NSG) from the commutation account. As of the end of the September 2005, NSG has been reimbursed $399,629.65 for activities performed through August, 2005.

A Surety Side Agreement between the insurer and NSG also provided that the premium paid for the policy would be used to secure a surety bond issued with Sleeper Mining Company LLC as Principal. The surety bond was utilized to replace the bond held by the previous operator/owner. The annual bond premium rate is set at $4.20 per $1,000 of bonded financial assurance.

20.5.2 Surety Bond

Subsequent to the post-closing agreement, state and federal regulators required that the reclamation cost estimate for the Sleeper mine was updated prior to replacement and transfer of specific permits. After lengthy negotiation and documentation, NSG received state and federal agreement that the revised cost is $3,144,400, or $4,692,800 less than the $7,837,200 that was bonded by the previous operator. NSG pays an annual premium of $13,206 to maintain the surety bond.'

20.6 EXPLORATION OPERATIONS AND PERMITTING

20.6.1 Performance Bond

In addition to the Sleeper Project Surety Bond, NSG currently has one additional statewide performance bond held by the BLM. This statewide bond is a cash instrument in the amount of $300,000 that is obligated exclusively for exploration activities conducted by the Sleeper JV.

Currently, Sleeper JV exploration permits that have bonding obligations are the Jumbo Notice-of-Intent (bonded at $53,581) and the Sleeper Gold Exploration Plan of Operation (bonded at $82,100). Each of these permits is described further below.

As previously stated, the exploration bond is a cash instrument that totals $300,000. However, currently the obligated portion of the bond only totals $135,681, leaving an un-obligated surplus of $164,319. The surplus was intentionally added to expedite bonding of subsequent permits for exploration activities.

Upon cessation of exploration activities, the obligated portion of the cash bond ($135,681) will be retained by the BLM until reclamation of exploration disturbance is deemed complete. This period of time typically lasts for a minimum period of three "growing seasons", so that revegetation success can be determined.

20.6.2 Jumbo Notice-of Intent (NOI)

During 2004 and 2005, exploration activities were completed in the Slumbering Hills area south and east of the Sleeper Mine. These activities were permitted under the Jumbo NOI and were limited to surface disturbance of less than 5 acres. The work was completed in the third quarter of 2005 and all disturbances have been reclaimed as proposed. Release from the bonded obligation will occur after revegetation of disturbances has been completed.

20.6.3 Sleeper Mine Exploration Plan of Operation (POO)

Exploration activities on and around the Sleeper Mine are conducted pursuant to the Sleeper Mine Exploration POO that was originally submitted to the BLM in 2003. The original permit allowed a maximum of 30 acres of disturbance within the Sleeper Mine's 5600 acre plan boundary. In 2004, an amendment to the plan proposed that an

additional 80 acres is added to the plan boundary and that the maximum disturbance is increased to 50 acres. The amendment was approved early in 2005.

In June 2005 another amendment to the plan was submitted to regulatory agencies. The amendment proposes that the plan boundary is modified to include an additional 4,016 acres, primarily to the south and east of the existing plan boundary. Additionally, it was proposed that the maximum exploration disturbance within the expanded area is increased an additional 97.1 acres to a total of 147.1 acres.

Proposed activities in the amended plan are currently being scrutinized through completion of an Environmental Assessment. It is anticipated that the process will be complete by the first quarter of 2006.

21.0 OTHER RELEVANT DATA AND INFORMATION

There is no other relevant information pertaining to this technical report of which the authors are aware.

22.0 CURRENT EXPLORATION TARGET AREAS FOR 2006

Going forward, exploration priorities for Sleeper Gold Property are expected to focus on five priority mine scale targets located near the Sleeper Mine. These highest priority targets are based upon new exploration data and compilation studies generated mostly in 2005, and modeled after recommendations of X-Cal's exploration team, New Sleeper and pivotal input from Dr. Richard Sillitoe (Sillitoe, 2006, and Appendix 4). All five of the priority targets occur along three structural corridors parallel to the Sleeper Mine historic mineralization. Figure 24 graphically displays the key targets. Of interest, none of the five listed targets have been adequately tested or tested at all, in prior drill programs. Priority mine scale targets are discussed below and are listed in geographic order from west to east.

Drill testing of these five priority exploration targets is to involve a disciplined and logical approach. Current and ongoing three-dimensional modeling of geochemical data, additional geophysical interpretations and refinements, and detailed compilation on Gemcom and Gocad will help set drilling priorities. However, the targets are well defined at present. Drill testing is to involve angled drill hole fences with overlap at bedrock depths. Drill orientation of these current targets is to be east-west to optimize crossing of key structural trends. Each target will have 2 to 4 drill fences to test the target concepts.

Additional targets of lower priorities occur in the outcrop areas east and southeast of the Sleeper Mine, and are discussed in lesser detail in this section.


N
W
E
S
Northwest Target
West Graben Target
Range Front Target
Sleeper South Target
Southwest Target
0
0.5
1
miles
0
kilometers
After Sillitoe (2006)
Target Areas
Bonanza-grade Gold Ore
Main Inferred Normal Fault(s)
Pit Outline
X-Cal Resources, Ltd.
Sleeper Gold Property
Priority Exploration Targets 2006

Figure 24. Current exploration targets, after Dr. R. Sillitoe

22.1 PRIORITY TARGETS

22.1.1 Southwest Target

The Southwest Target is a pediment zone discovered in 2005 through Hg vapor and CO2 soil gas studies, followed by MT geophysical studies. The zone is also marked by airborne magnetic linears and trends. The target zone is 7,900 feet long (2.4km) trending NNE, and up to 1,300 feet (400m) wide.

Southwest Target occurs along two parallel structures identified by C. Tarnocai (Tarnocai, 2000). Overlapping zones of Hg soil gas and CO2 soil gas anomalies are pronounced in a N20E direction. Coincident with these soil anomalies are multiple lines of Magneto-Telluric geophysical anomalies. The MT geophysical responses are interpreted as finite zones of "possible silicic alteration." Gravity geophysics also suggests a NNE trending linear in this same location.

Pediment depths in this area are expected to be 200 to 400 feet (60-125m) deep, based upon limited previous drill holes and geophysical interpretations (Wright, 2005). Two and possible three fences of angle drill holes are planned for testing this target concept.

22.1.2 West Graben Target

West Graben Target is a previously untested target extending 4700 feet (1.4km) north northeast from the SW end of the Tailings Pond. This zone is defined by structural mapping and interpretations by L. Martin (Martin, 2005) and C. Tarnocai (Tarnocai, 2003), as a down-dropped graben feature trending north to northeast. Detailed structural studies in 2004 and 2005 of the Sleeper Mine have shown that the Sleeper Mine gold system follow the east edge of a step-wise down drop structural feature (down to the west). The West Graben is the next down drop feature to the west. Furthermore, the West Graben feature is part of a structural corridor that is parallel to the structural setting hosting the Sleeper Mine. Limited prior drilling to the immediate east of the graben feature has recognized strong alteration in the Sleeper rhyolite host rocks, with sulfide introduction (Redfern and Rowe, 2003). None of the prior drill holes test this target concept.

Airborne magnetic and IP geophysics further confirm and define the West Graben Target. Drill testing is planned as two fences of angle drill holes. The first is south of the Tailing Pond, and the second is north. Based upon water well and limited peripheral drilling in the area, overburden thickness are not expected to be excessive. Estimated depth to bedrock is less than 500 feet (150m) throughout the entire target area (Wright, 2005).

22.1.3 Northwest Target

The Northwest Target occurs approximately along the same NNE trending structural corridor as Southwest Target and West Graben Target, as defined by C. Tarnocai (Tarnocai, 2003). It is also crosses and includes the NW trending target named by X-Cal as Bedrock Casino. This target is defined by intersecting NW and NNE structural trends, airborne magnetic lows and trends, gravity geophysics anomaly interpreted as intense alteration IP geophysics chargeability anomalies, MT geophysics anomalies interpreted as possible silicic alteration, and Hg and CO2 soil gas anomalies. Limited drilling in 2005 touched the eastern edge of this new target definition. The 2005 drill hole encountered altered Sleeper rhyolite with local banded chalcedonic quartz veins with values up to 1 ppm Au. The location of the 2005 drill holes and alteration assemblages suggest the possibility of footwall splay veinlets, with the best targets remaining untested to the west.

Water well information and limited drilling in this target area suggest the pediment overburden depth may vary from 200 feet (60m) to the north to 300 feet (90m) in the primary target area. Northwest target extends approximately 7000 feet (2.1km) NNE from the Sleeper west waste dump. Drill testing of this target is currently planned as 3 to 4 separate angle drill fences.

22.1.4 Sleeper South Target

The Sleeper South Target is based upon recognition of a possible down-drop of the NNE trending Sleeper structural corridor. IP chargeability anomalies, structural mapping (Tarnocai, 2000), deep soil sampling traverses, alteration zones interpreted from gravity geophysics, and alignment of anomalous values in previous shallow drill holes are the definition of this target. Target dimensions are approximately 4,000 feet (1.2km) in length, but open to the south.

Exploration will involve minor additional deep soil sampling, possible additional geophysics, and more advanced modeling of the 3-dimensional data is planned prior to drilling. Drill testing is expected to involve 3 or more angle drill hole fences.

Pediment cover is shallow in this area. Bedrock depths are expected to be 150 feet (45m) or less.

22.1.5 Range Front Target

The Range Front Target is a NNE trending fault zone that can be mapped for 18,000 feet (5.5km) in a NNE direction. Structures of this target are parallel to the Sleeper Mine structures and parallel to the South Target-West Graben-Northwest Targets trends (Tarnocai, 2003). The northern two thirds of the Range Front Target is hosted in Mesozoic Auld Lang Syne, and the southern third is hosted in Sleeper rhyolite, or equivalent rocks.

The southern portion of the targeted fault zone is hosted in felsic volcanic rocks as it crosses the Ready Line-Chicken Track target, Breccia Hill and southernmost Gravity Low target. Ready Line and Breccia Hill targets have multiple zones of low grade gold mineralization (Redfern and Rowe, 2003), but the actual Range Front fault target has not yet been tested by a drilling in this vicinity. The Gravity Low target occurs at the south end of the Range Front Target, and is a shallow pediment area in excess of 4,000 feet (1.2km) in length. Drill targets are defined by a pronounced gravity low, IP chargeability high and magnetic low anomaly. The target has not been drill tested.

The northern portion of the Range Front Target is primarily hosted in Mesozoic basement rocks. Detailed mapping by X-Cal in 1997 recognized permissive host rocks in this meta-sedimentary rock package that include limestone, blocky siltstone and quartzite (Redfern and Rowe, 2003). Moreover, multiple gold anomalies are defined along the Range Front Target fault trace. Previously defined targets in this trend include Super Bowl, Stadium, and Northeast Extension targets. In particular, the Super Bowl target had reported a surface selected rock chip sample of 0.12 opt Au (4.1gpt) and 113 opt Ag (3900 gpt) in a chalcedonic quartz vein breccia with banding (Redfern and Rowe, 2003).

Although the fault zone was known since work by AMAX, the Range Front Target was first identified as a priority high grade vein target through detailed geophysics compilation by J. Wright (Wright, 2005). The fault zone has strong geophysical evidence of narrow concentrations of sulfides along the NNE trend. Previous sampling by AMAX and X-Cal found significant gold, silver and trace element anomalies tightly associated with this fault zone, but the significance of the fault zone was not recognized until now. Previous drill holes have not tested the apparently mineralized structure. Drill holes close to the structure at Ready Line and Breccia Hill have strongly elevated gold values, such as drill hole SO-64 with 35 feet (10.7m) of .039 ounces per ton gold, at 295 to 330 feet (90-101m) depth in an angle hole drilled at -45 degrees, trending east (Redfern, 2003).

Planned drill testing of the Range Front Target will involve 5 to 7 angle drill fences and/or drill fans at selected traverses along the altered and mineralized fault trend. Drilling in the northern portion of the Range Front Target will target favorable host horizons of the Auld Lang Syne in intersection with the mineralized fault trend. Drill holes in the southern portion of the Range Front Target will be drill fences targeting geophysical anomalies hosted in Sleeper rhyolite equivalent host rocks in intersection with the mineralized fault trend. Most of the drill holes will have less than 50 feet (15m) of overburden to drill through.

22.2 LESSER PRIORITY TARGETS

Clearly, the highest priority exploration targets are the above mentioned targets formed along structures parallel to and proximal to the Sleeper Mine. However, in the outcrop areas of the project, there remain very interesting exploration targets with continued potential for mineralization discovery. Following are a list of the more significant of these remaining targets, which have not yet been tested in recent drilling campaigns.

22.2.1 East Sleeper and Rose Targets

The East Sleeper target area (see Figure 7 for locations) is situated 3 km E of the Sleeper Pit, on a magnetic high interpreted to be a flow dome complex with bimodal volcanic rocks of Sleeper volcanic sequence. Anomalous values of gold were found in several rock chip and soil samples in this target area. AMAX completed a single drill hole to 350 feet in depth to test the western flank of this volcanic sequence. This hole returned anomalous values ranging up to 0.069 ounces per ton gold (2.4 gpt) in 5 foot (1.5m) intercepts. Very little information is known about this drill hole, other than location and assay sheets. No recent drilling has been conducted on this exploration target. Follow-up exploration and drilling should target this same area (Redfern, 2003).

The Rose target area (Figure 7) is situated 3 km ESE of the Sleeper Pit, on a magnetic high interpreted to be a dome cored by an altered felsic and andesitic dikes and flows in Auld Lang Syne metasedimentary strata. Anomalous values of gold were found in several rock chip samples in this target area. Additional mapping and sampling is recommended to better understand the priority of this target.

22.2.2 ZZ Top Igneous Center

ZZ Top Igneous Center (Figure 7) is located approximately 7,000 feet (2.1km) SE of the Sleeper Pit. Multiple targets have been described in the past (Redfern, 2003) related to alteration, magnetic low anomalies, and rock chip and soil geochemical anomalies. Of special mention, Area 1 target lies 1 km SW of the Sombrero Peak, on the west side of the ZZ Top volcanic outcrop area. Area 1 has a significant number of soil and rock chip geochemical anomalies ranging up to 5 ppm gold in selected rock chip samples. Limited drilling in this vicinity returned multiple favorable intercepts ranging up to 0.12 ounces per ton gold (4.1gpt) in SXT-29 (Rowe, 1998). During 2004, additional rock chip and soil samples were collected by New Sleeper to verify the surface anomalies. The recent work confirmed repeatable anomalies over an area of 5,500 feet (1.7km) in a north south direction, and 2,000 feet (600m) in an east west direction. As priorities allow, Area 1 is a consideration for future drill testing.

22.2.3 ZZ Junior Target

The ZZ Junior target area (Figure 7) lies WSW of the Alma Mine, or approximately 14,700 feet (4.5km) southeast of the Sleeper Pit. ZZ Junior is a complex sequence of bimodal volcanic rocks capped by younger Awakening Peak Rhyolite flows. A NNE-trending fault bounds the target area on the east. The target area shows local anomalous gold values in rock chip and soil samples, and very strong alteration of the bimodal volcanic rocks where exposed in road cuts and limited outcrops. Drill holes by X-Cal found gold values ranging up to 20 feet of 0.022 ounces per ton gold in drill hole SXT-12 (Redfern, 2003). There is no geophysical coverage of this part of the Property. Additional work as geophysical studies and drilling is warranted as future priorities allow.

23.0 INTERPRETATIONS AND CONCLUSIONS

A large amount of data exists for the Sleeper Project which has accumulated as a result of the work of AMAX, Placer Dome, X-Cal and the Sleeper Joint Venture. New Sleeper as operator of the Sleeper JV, directed the majority of its drilling close to the Sleeper Pit in 2004 and 2005, and focused most of its surface exploration on the pediment area and the buried Sleeper volcanic rock package. This Technical Report presents a large volume of new data and information generated in recent times, during 2004 and 2005.

The most recent work of the Sleeper Joint Venture, mid-2005 to early 2006, has focused on completing new geochemical and geophysical surveys, 3-D mineralogical studies, and complex 3-D modeling of all GIS and 3-Dimensional data. This recent work has outlined 5 priority mine scale targets proximal to the Sleeper Pit and located along NNE trending structures and structural corridors (Sillitoe, 2006). The five priority targets are Southwest Target, West Graben, Northwest Target, Sleeper South Target and the Range Front Target.

Despite all of previous exploration activities and drilling completed to date, the above mentioned priority targets remain incompletely tested (Sillitoe, 2006). Moreover, these targets are better defined and have more data support than prior exploration targets at the Sleeper Gold Project. Going forward, these 5 mine scale priority targets

will be evaluated and explored using fence drilling patterns of inclined angle drill holes.

Additional targets of slightly less priority than the above listed targets occur to the east and southeast of the Sleeper Pit. Further exploration is also considered on these targets.

Further drilling may also be warranted at West Wood, but not at his point in time. Many high grade intercepts have been returned from holes crossing this zone. Current modeling and calculation studies indicate a need for better understanding of distribution of mineralization, structural conduits, zones of silicification, breccias, host rock stratigraphy, and mineralogical zonation.

Potential for the occurrence of additional multi-million ounce gold deposits in close proximity to Sleeper, as is the pattern for other significant Nevada gold occurrences is significant. Work to date has demonstrated that alteration, favorable structural corridors, known host rocks, geophysical and geochemical anomalies, and gold intercepts outside the Sleeper Pit suggest that the system is more robust than the single deposit found to date. The planned disciplined approach to future exploration is considered a reasonable approach to evaluating present and future targets (Sillitoe, 2006).

24.0 RECOMMENDATIONS

The authors recommend a substantial next phase of exploration at the Sleeper Gold Project. We recommended minor additional three-D modeling (in progress) of current data on the newly developed 5 mine scale priority targets. Following this, it is recommended to set priorities using results of various Gocad, Gemcom and MapInfo data driven studies, and then begin the drilling program on the 5 target areas. The disciplined approach will involve fences of angle holes with overlap patterns in the bedrock. The program envisioned is a 3 year program with expenditure levels close to US$5 million per year, or US$15 million total. Early success can result in an accelerated time table. Drilling will be the primary focus, but minor additional studies and modeling will occur, especially during the first and second years to help set priorities for years 2 and 3. Completion of all 3 years is required to complete the disciplined approach for testing the 5 priority targets. Following is a generalized recommended budget for the **Three Year Program**.

Table 13 Recommended Program and Budget for Three Year Exploration Program.

Target	*Activity*	*Explanation& Activity*	*Cost US$*
5 priority targets near Sleeper Mine (after Sillitoe, 2006)	Drilling of fence and fan drill patterns for exploration and off-set delineation drilling of discovery zones	250,000 feet of combined RC and core drill holes in exploration and delineation drilling programs	10,000,000
5 priority targets near Sleeper Mine	Conduct more detailed geophysical, geochemical and 3-D modeling studies	Pinpoint targeting for present and future fence drilling program	900,000
Advance lesser priority drill targets	Additional surface studies and evaluation, limited drilling	Geologic, geochemical and geophysical studies and 10,000 feet of drilling	800,000
West Wood	Modeling and drilling	Complete more detailed modeling of mineralization found to date, followed by 5,000 feet of core drilling	400,000
Project Area	Land, insurance, legal costs		700,000
Compliance	Environmental and Compliance Costs	Reclamation, monitoring, testing, site clean-up	900,000
Administration	Reno Office, Administration & Management	Supervision, management, overhead, representation	700,000
Subtotal			**$14,400,000**
Contingency			$600,000
Three Year Exploration Total			**$15,000,000**

The proposed three year program has an aggressive focus on drilling. Exploration drilling will accent RC drill methods, and follow-up and delineation drilling will accent core drilling methodology.

25.0 REFERENCES

Bevan, Peter A., 2002, Sleeper Tailings Project, Winnemucca, Nevada, USA. Confidential report for X-Cal Resources Ltd. Dated October 11, 2002.

Bradley, Mark A., 2005, Progress Report – Sleeper Facilities Area. Confidential report for New Sleeper Gold LLC dated May 4, 2005.

Burke, D.B., and Silberling, N.J., 1973, The Auld Lang Syne Group, of Late Triassic and Jurassic(?) age, north-central Nevada: U.S. Geol. Survey Bull. 1394-E, p. E1-E14.

Conrad, J.E., McKee, E.H., Rytuba, J.J., Nash, J.T., and Utterback, W.C., 1993, Geochronology of the Sleeper deposit, Humboldt County, Nevada: Epithermal gold-silver mineralization following emplacement of a silicic flow-dome complex: Econ. Geol., v. 88, p. 317-327.

Corbett, G. J., 2005, Sleeper, Power Point presentation. Presented to New Sleeper Gold LLC staff April 2005.

Corbett, G.J., 2005, Comments on Continued Exploration at the Sleeper Gold Mine and Environs, Nevada. Confidential report for New Sleeper Gold LLC dated May 2005.

Doerner, Bill, 2005, New Sleeper Gold Corporation Titan – 24 Magnetotelluric Survey, Data Processing Inversion Interpretation. Confidential report for New Sleeper Gold LLC by Quantech Consulting Inc, Reno NV dated Sep 2005.

Doucette, John, 2005, Summary of XRF data for Silicic Rocks from Sleeper Mine Area. Confidential memo for New Sleeper Gold LLC dated Nov 2, 2005.

Ferdock, Gregory C., Bradley, M., Ross, K., Martin, L., Fleming, A., Wellman, J., and Blair, K., 2005, Mineralogy and mineralization at the New Sleeper Gold project, Awakening Mining District, Slumbering Hills, Humboldt County, Nevada, in Rhoden, H.N., Steininger, R.C., and Vikre, P.G., eds., Geological Society of Nevada Symposium 2005: Window to the World, Reno, Nevada, May 2005,pp.497-510.

Ferdock, Gregory C., 2005, BC-03-03 Target Generation. Confidential memo for New Sleeper Gold LLC dated May 2005.

Ferdock, Gregory C., 2005, Mineralogical Sample Evaluation, placer gold collected from OP-01-05and BC-03-03. Confidential memo for New Sleeper Gold LLC dated Nov 2005.

Fleming, Adrian, 2005, Sleeper Project Nevada 2004 Report. Contributions from: Blair, K., Bradley, M., Doucette, J., Ferdock, G., Martin, L., O'Donnell, M., Ross, K., Wellman, J. Annual report for year ending 2004, for New Sleeper Gold Corp. and X-Cal Resources Ltd., dated April 2005.

Gustin, Michael M., Fleming, Adrian, 2004, Technical Report on the Sleeper Gold Project Nevada, USA, prepared for New Sleeper Gold Corp., dated March 5, 2004,

Hedenquist, Jeffrey W., 2005, Observations on the Sleeper Gold Project, Nevada. Confidential memo for X-Cal Resources dated December, 2005.

Histed, Rich, 2005, Trench ICP Analysis. Confidential report for New Sleeper Gold LLC dated August 2005.

Histed, Rich, 2005, Sleeper Range Front Review. Confidential report for New Sleeper Gold LLC dated August 27, 2005.

Histed, Rich, 2005, Range Front South Target Area. Confidential report for New Sleeper Gold LLC dated November 2005.

Goldstrand, P.M., and Schmidt, K.W., 2000, Geology, mineralization, and ore controls at the Ken Snyder mine, Elko County, Nevada: Geol. Soc. Nevada, *in* Geology and Ore Deposits 2000: The Great Basin and Beyond Symposium, May 15-8, 2000, Reno-Sparks, Nevada, Proceedings, p. 265-287.

Jaacks, Jeffrey A., 2005, Review of Sleeper Soil Gas Program. Confidential report for New Sleeper Gold LLC dated Sep 26, 2005.

Jackson, Robert G., 2005, 3 D Geochemical Model of the Sleeper Low Sulphidation Gold System, Nevada. Confidential report for New Sleeper Gold LLC dated August 2005.

Jackson, Robert G., 2005, Recommendations for Mobile Soil Geochemical Surveys. Confidential memo for New Sleeper Gold LLC dated November 2005.

Kornze, L.D. and Phinisey, J.D., 2002, Geologic due diligence report and Sleeper gold district exploration proposal for X-Cal Resources Ltd., Humboldt County, Nevada: Private report for Dundee Capital, 31 p.

Martin, Larry G., 2005, Trench 03. Confidential report for New Sleeper Gold LLC dated April 2005.

Martin, Larry G., 2005, Targets to the North/Northwest. Confidential memo for New Sleeper Gold LLC dated May 26, 2005.

Martin, Larry G., 2005, Trench Update. Confidential memo for New Sleeper Gold LLC dated July 15, 2005.

Martin, Larry G., 2005, Photo Lineament Study. Confidential report for New Sleeper Gold LLC dated August 05, 2005.

Martin, Larry G., 2005, Trench Study. Confidential report for New Sleeper Gold LLC dated November 05, 2005.

MRDI, 1997, Modelling and resource estimation of the Facility, Saddle, West Wood, and Silica Cap area, Sleeper Gold Property: report by Mineral Resources Development for Placer Dome U.S. Inc. and X-Cal Resources Ltd., 155 p.

Nash, J.T., Utterback, W.C., and Saunders, J.A., 1991, Geology and geochemistry of the Sleeper gold deposits, Humboldt County, Nevada, an interim report, in Raines, G.L., Lisle, R.E., Schafer, R.W., and Wilkinson, W.H., eds., Geology and ore deposits of the Great Basin, Symposium proceedings: Reno, Geological Society of Nevada and U.S. Geological Survey, p. 1063-1084.

Nash, J.T., Utterback, W.C., and Trudel, W.C., 1995, Geology and geochemistry of Tertiary volcanic host rocks, Sleeper gold-silver deposit, Humboldt County, Nevada: U.S. Geological Survey Bulletin 2090, 63 p.

Nyman, Mark, 2005, Notes Regarding Northwest Sleeper Drill Target. Confidential memo for New Sleeper Gold LLC dated November 3, 2005.

O'Donnell, Megan, 2005, Red Mercury Concept Test Proposal – Phase I. Confidential memo for New Sleeper Gold LLC dated November 2005.

Proteus, 2002. Information Memorandum: X-Cal Resources Ltd., dated August 6, 2002 by Proteus Capital Corporaton, 30 p.

Redfern, R.R and Rowe, W.A., 2003, Technical Report on the Sleeper Gold Property for X-Cal Resources Ltd., dated December 2003, 118 p.

Ross, Ken, 2005, Preliminary Report on Mineralization of the West Wood Breccias. Confidential report for New Sleeper Gold LLC dated December 2005.

Rowe, Winthrop A., 1998, Sleeper Gold Project, internal memo for X-Cal Resources Ltd, report dated June, 1998, 69 p.

Rowe, Winthrop A., 2004, General Observations on the Deep Core Holes Under the Sleeper Pit. Confidential memo for New Sleeper Gold LLC dated August, 2004.

Sillitoe, Richard H., 2006, Exploration Potential of the Sleeper Project, Nevada. Confidential memo for X-Cal Resources dated January, 2006.

Smithson, Jim, 2005, Environmental reports, monitor sampling and observations, compliance documents, regulatory agency reports, confidential memos to Sleeper Joint Venture.

Snyder, Ken, 2005, Sleeper Exploration Review. Memo dated May 9, 2005.

Snyder, Ken, 2005, Status of Sleeper Project, Exploration. Memo dated June 27, 2005.

Snyder, Ken, 2005, Sleeper Technical Summit. Memo dated Sep 30, 2005.

Tarnocai, C. 2000, Structural setting of the Sleeper Project, Confidential Memo with maps and plates for Placer Dome, made available to X-Cal, dated October, 2000, 3 p.

Thomason, R.E., Kornze, L., and Rowe, W.A., 2006, Sleeper Gold Property Detailed Technical Update March 2006.

Utterback, William C., 2005, Critical Review and Commentary of: "Comments on Continued Exploration at the Sleeper Gold Mine and Environs, Nevada", Corbett, G.J., May 2005. Confidential report for New Sleeper Gold LLC dated Sep 18, 2005.

Utterback, William C., 2005, Conclusions and Recommendations Resulting from Drill Core Features. Confidential report for New Sleeper Gold LLC dated Aug 18, 2005.

White, T.L., 2003, Airborne Magnetics survey and IP survey lines for the Sleeper Project: Internal report and verbal communications to X-Cal Resources Ltd., 2 p.

Willden, R., 1964, Geology and mineral deposits of Humboldt County, Nevada: Nevada Bur. Mines Geol. Bull. 59, 154 p.

Wood, J.D., 1988, Geology of the Sleeper gold deposit, Humboldt County, Nevada, *in* Schafer, R.W., et.al., eds., Bulk mineable precious metal deposits of the Western United States: Reno, Geological Society of Nevada, p. 293-302.

Wood, J.D., and Hamilton, S.K., 1991, The Sleeper gold-silver deposit: Discovery through feasibility: Econ. Geol. Monograph 8, p. 289-299.

Wright, James L., 2005, Sleeper Property Induced Polarization Inverted Sections. Confidential report for New Sleeper Gold LLC dated Jan 15, 2005.

Wright, James L., 2005, Sleeper Property Gravity and Induced Polarization Surveys GIS Database. Confidential report for New Sleeper Gold LLC dated Jan 15, 2005.

Wright, James L., 2005, Sleeper Property Induced Polarization Survey. Confidential report for New Sleeper Gold LLC dated April 25, 2005.

Wright, James L., 2005, Sleeper Property magneto – Telluric Survey GIS Database.

Zamudio, Joe, 2005, ASD mineralogical determinations of selected holes from Sleeper Gold Project. Internal confidential memos to Sleeper Joint Venture.

26.0

CERTIFICATE OF AUTHOR
STATEMENT OF QUALIFICATIONS

Robert E. Thomason
President **RTGEO LLC**
5015 Snowy Mountain Drive
Winnemucca, NV 89445
Phone 775/421-2193
email rtgeo1@yahoo.com

I, Robert E. Thomason, do hereby certify that:

1. I am presently the President of

RTGEO LLC
5015 Snowy Mountain Drive
Winnemucca, Nevada 89445

2. I graduated with a Bachelor of Arts degree in Geology from California State University Chico in 1977 and a Master of Science degree in Economic Geology from the Oregon State University in 1983

3. I am a Licensed Geologist registered with the State of Washington, No. 1880, a Fellow of the Society of Economic Geologist, and a member of the Geological Society of Nevada.

4. I have worked as a geologist for a total of 29 years since my graduation from university.

5. I have read the definition of "Qualified Person" set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "Qualified Person" for the purposes of NI 43-101.

6. I am responsible for the preparation of the technical report titled Technical Report on the Sleeper Gold Property (the "Technical Report") relating to the Sleeper Gold Property and dated the _12 th___ of _March__, 2006

7. I have not had prior involvement with the property that is the subject of the Technical Report. I have recently visited the subject property on February 24, 2006 and have examined core, RC chips, detailed geological, geophysical and geochemical maps, cross sections and exploration target areas. Prior to my recent visit I have worked in the local region as an exploration geologist on several occasions. During this work I have had the opportunity to examine parts of Sleeper Gold Property.

8. I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

9. I am independent of the issuer applying all of the tests in Section 1.4 of National Instrument 43-101.

10. I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

11. I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this _12 th____ Day of __March__, 2006

Signature Author
Robert E. Thomason, L.G. No 1880

[Seal of Author]

Robert E. Thomason
Printed Name of Author
Robert E. Thomason, L.G. No 1880


State of Washington
1880
Licensed Geologist
Robert Edward Thomason

CERTIFICATE OF CO-AUTHOR
STATEMENT OF QUALIFICATIONS

Larry Kornze
Geological Engineer
9530 Foothill Rd
Middleton, ID 83644
Phone: 208-585-6284
Email: lkornze@yahoo.com

I, Larry Kornze here certify that:

1. I am a director of X-Cal Resources, Ltd. From March 2004 to present.

    Larry Kornze
    Director
    X-Cal Resources
    P.O. Box 48479 Bentall Centre
    Vancouver, British Columbia, Canada V7X 1A0

2. I graduated with a Diploma of Mining Technology from the British Columbia Institute of Technology, Burnaby, B.C. in 1968, and a B.S. degree in Geological Engineering from the Colorado School of mines in 1973.

3. I am a Member in good standing of Society for Mining, Metallurgy, and Exploration, Inc. and Geological Society of Nevada. I am a Registered Professional Engineer with APEG of B.C., number10760.

4. I have worked as a geological engineer for a total of 33 years in North, Central and South America, Eastern Europe and Asia since my graduation from university.

5. I have read the definition of "Qualified Person" set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "Qualified Person" for the purposes of NI 43-101.

6. I am co-author in the preparation of the technical report titled "Technical Report on the Sleeper Gold Property, Slumbering Hills, Awakening Mining District, Humboldt County, Nevada, U.S.A." and dated the 12th of March, 2006, relating to the Sleeper Gold Project.

7. I have had 4 years of prior involvement with the property that is the subject of the Technical Report. I initially served as a consultant for 2 years on the Sleeper Gold property, and have been a Director of X-Cal Resources Ltd since March 2004.

8. I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading. This report is based on geological, geochemical and geophysical assessment reports, raw assay data, personal interviews, field work, and published and unpublished literature researched by me and/or provided to me by the Sleeper Joint Venture, New Sleeper Gold, and/or X-Cal Resources Ltd, and from direct involvement with the property and property personnel.

9. I am not independent of the issuer applying all of the tests in Section 1.4 of National Instrument 43-101. I am currently on Board of Directors of X-Cal Resources Ltd. I currently hold shares and options for shares of X-Cal Resources Ltd.

10. I have read National Instrument 43-101 and Form 43-101F1, and the technical Report has been prepared in compliance with that instrument and form.

11. I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their website accessible by the public, of the Technical Report.

Dated this 12th Day of March, 2006

Signature of Co-Author
Larry Kornze, APEG of B.C. No. 10760

[Seal of Author]

LARRY KORNZE
Printed Name of Co-Author
Larry Kornze, APEG of B.C. No. 10760

CERTIFICATE OF CO-AUTHOR
STATEMENT OF QUALIFICATIONS

Winthrop A. Rowe
Geologist
4324 Desert Hills Drive
Sparks, NV 89436
Phone: 775-626-1883
Fax: 775-626-1553
E mail: winrowe@aol.com

I, Winthrop A. Rowe, do hereby certify that:

1. I am currently employed under consulting retainer contract as Exploration Manager for X-Cal Resources, Ltd.:

   Winthrop A. Rowe
   Exploration Manager
   X-Cal Resources
   P.O. Box 48479 Bentall Centre
   Vancouver, British Columbia, Canada V7X 1A0

2. I graduated with a B.S. degree in Geology from Oregon State University in 1968, and a M.S. degree in Geology from Oregon State University in 1970.

3. I am a Member in good standing of Society for Mining, Metallurgy, and Exploration, Inc. and Geological Society of Nevada. I am a Certified Professional Geologist No. 04654 with the American Institute of Professional Geologists, a self-regulating professional geological trade organization.

4. I have worked as a geologist for a total of 35 years in the U.S., Chile, Argentina, Canada, Mexico, Australia, Guyana, Brazil, and 4 countries in Europe since my graduation from university.

5. I am co-author in the preparation of the technical report titled "Technical Report on the Sleeper Gold Property, Slumbering Hills, Awakening Mining District, Humboldt County, Nevada, U.S.A." and dated the _12 th_ of _March__, 2006, relating to the Sleeper Gold Property.

6. I have had 10 years of prior involvement with the property that is the subject of the Technical Report. I served 2 years as project manager on the Sleeper Gold property from December 1996 until February 1999. Since February 1999 I have continued to consult on a limited time basis to X-Cal Resources on the Project. On February 1,

2006, I accepted the responsibilities as Exploration Manager for X-Cal Resources, Ltd.

7. I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading. This report is based on geological, geochemical and geophysical assessment reports, raw assay data, personal interviews, field work, and published and unpublished literature researched by me and/or provided to me by the Sleeper Joint Venture, New Sleeper Gold, and/or X-Cal Resources Ltd, and from direct involvement with the property and property personnel.

8. I am not independent of the issuer applying all of the tests in Section 1.4 of National Instrument 43-101. During the years 1997 and 1998, I was an officer of X-Cal U.S.A., Inc and served on the Board of Directors of X-Cal Resources Ltd. during that same period of time. I currently hold shares and options for shares of X-Cal Resources Ltd.

9. I have read National Instrument 43-101 and Form 43-101F1, and the technical Report has been prepared in compliance with that instrument and form.

10. I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their website accessible by the public, of the Technical Report.

Dated this _12 th__ Day of __March____, 2006

WARowe

Signature of Co-Author
Winthrop A. Rowe, C. P. C. No 04654

[Seal of Author]

Winthrop A. Rowe

Printed Name of Co-Author
Winthrop A. Rowe, C. P. C. No. 04654

APPENDIX 1. PROPERTY AGREEMENTS, PERMITTING and CLAIMS

YORK LEASE

In December 1993, X-Cal acquired from Leland York the rights to explore, develop and mine the Sleeper Extension claim group. X-Cal is required to make advance royalty payments of U.S. $3,000,000 to York, payable at US$50,000 per year. Any commercial production from the property is subject to a 3% NSR royalty that may be offset in full to the extent of royalties paid in advance. When US$3,000,000 has been paid the royalty will be reduced to 0.5%. X-Cal has the right of first refusal to purchase the remaining 0.5%.

KINROSS AGREEMENT

In April 1996, X-Cal agreed to form a joint venture to explore and develop the Sleeper Extension and the adjacent Sleeper Gold Property owned and operated by AMAX and its subsidiary, Nevada Gold Mining, Inc. X-Cal acquired an option to purchase AMAX's interest in the Sleeper Gold Property in mid-1997.

In November 1997, X-Cal and AMAX formed the joint venture to explore and develop the properties. A formal joint venture agreement was completed in May 1998. X-Cal and AMAX each agreed to contribute its properties to the venture, in which each initially owned a 50% interest.

In June 1998, AMAX amalgamated with Kinross Gold Corporation, parent company of Kinross Gold USA, Inc ("Kinross"). In March 1999, X-Cal signed an agreement ("Option Agreement") with Kinross, under which X-Cal acquired an option to purchase all of Kinross' interest in the joint venture. The option could be exercised by, amongst other things, X-Cal assuming all reclamation liabilities at the Sleeper Mine site, estimated at U.S. $5,500,000.

On April 24, 2000, the Option Agreement was amended ("Amended Option"). Under the terms of the Amended Option, X-Cal agreed to pay to Kinross U.S. $2,000,000 by September 30, 2000 to be used by Kinross for reclamation. In addition, X-Cal agreed to fund the balance of US$3,500,000 in reclamation costs budgeted in 2001, including US$1,450,000 in 2001; US$1,100,000 in 2002; US$600,000 in 2003; and US$350,000 in 2004. Upon full payment of the consideration, recorded title to the property would be transferred to X-Cal. As part of this Amended Option Agreement, X-Cal issued 5.4 million common shares of the Company to Kinross.

On October 13, 2000, X-Cal and Kinross signed a First Amendment to the Amended Option Agreement ("First Amendment") that extended the time by which X-Cal may purchase all of Kinross' interest in the joint venture to January 31, 2001. Under the terms of the First Amendment, X-Cal paid U.S. $250,000 of the U.S. $2,000,000 initial reclamation payment with the U.S. $1,750,000 balance to be paid by January 31, 2001 (subsequently extended to December 30, 2003 by an agreement dated June 26, 2001). The consideration for this extension was the issuance of 1,500,000 common shares of X-Cal, of which 500,000 were issued in January 2001 and 1,000,000 issued in the three months ended on June 30, 2001.

In a Letter Agreement, dated December 2001, is between X-Cal and Nevada Gold Mining, Inc. ("Nevada Gold"), a subsidiary of Kinross, whose legal domicile in the U.S.A. is 802 E. Winchester, Suite 100, Murray, Utah 84107, Kinross agreed to extend X-Cal's option on the Kinross portion of the Sleeper Gold Property and the requirement to make the U.S. $1,750,000 reclamation payment until December 30, 2003 for $Nil consideration. The Letter Agreement and amendments thereto stipulated the exclusive right of the Company to earn the remaining 50% undivided interest in the Sleeper Gold Property at any time before December 30, 2003 by making a payment of US$1,750,000 and by reimbursing Kinross for reclamation expenses it incurred and the assuming liabilities at the mine site.

In compliance with the terms and conditions of an exercise of option and closing agreement dated December 30, 2003 (the "Exercise of Option and Closing Agreement"), X-Cal USA exercised the Amended Option (as subsequently amended and extended) and acquired, among other things, Nevada Gold's right, title and interest in and to (i) the limited liability company agreement dated May 30, 1998 between Nevada Gold and X-Cal USA (the "LLC Agreement") and the Exercise of Option and Closing Agreement (the LLC Agreement, the Option Agreement, and the Exercise of Option and Closing Agreement are collectively referred to herein as the "Sleeper Agreements"); (ii) the assets owned by Sleeper Mining Company, LLC ("Sleeper LLC") (including, without limitation, the "Sleeper Gold Property" located in the Slumbering Hills, Awakening Mining District, Humboldt County, Nevada (the "Sleeper Property")); and (iii) certain other facilities, equipment, permits and licenses relating to the Sleeper Property or otherwise used by Sleeper LLC. As a result of the exercise of the Amended Option, 100% consolidation of the mineral lands in the Sleeper Gold District was achieved.

NEW SLEEPER JOINT VENTURE WITH X-CAL

Pursuant to the Sleeper Agreements of January 2004, X-Cal U.S.A. transferred to Sleeper LLC all of X-Cal USA's right, title and interest in and to the Other X-Cal USA Claims (as such term is defined in the Sleeper Agreements). X-Cal USA and New Sleeper Gold USA established a 50%/50% joint venture with New Sleeper Gold LLC ("NSG LLC"), to explore the Sleeper Gold District pursuant to a limited liability company agreement dated January 9, 2004 among X-Cal USA, NSG USA and X-Cal (the "Joint Venture Agreement"). Accordingly to the terms of the Joint Venture Agreement, X-Cal USA agreed to assign to NSG LLC all right, title and interest in and to Sleeper LLC in consideration for a 50% interest of NSG LLC and an initial contribution of US$20,000,000. NSG USA assumed management of the joint venture, and each of NSG USA and X-Cal USA appointed delegates to a management board to consider and approve, among other things, material contracts, annual ore reserve estimates and consultant hired. Each of NSG USA and X-Cal USA are required to equally fund the costs of, contribute capital to, and meet the continuing obligation of the joint venture.

New Sleeper has obtained permission from the U.S. Bureau of Land Management ("BLM") office in Winnemucca, Nevada prior to conducting "significant" surface disturbances, such as trenching, drilling, or construction of new roads. All New Sleeper permits from BLM and a Plan of Operations are current and in compliance.

An Environmental Assessment is currently underway to extend the Plan of Operations so that New Sleeper can conduct drilling and other exploration over certain parts of the Sleeper Gold Property. New Sleeper has established a good working relationship with BLM Officers in Winnemucca. No Environmental Impact Statement is needed to conduct such work in this district. Substantial aquifer testing and environmental baseline studies have been successfully completed on the Sleeper Gold Property.

SLEEPER JOINT VENTURE CLAIMS

The name and address of the owner are: Sleeper Mining Company, LLC
Suite 260, 6121 Lakeside Drive
Reno, Nevada 89511

PART 1.

THE "AMAX/NGMI" CLAIMS
Situate in Township 40 North, Range 35 East, M.D.B.&M., Humboldt County, Nevada

CLAIM NAME	BLM SERIAL #	ORIGINAL BOOK	RECORDING PAGE
SLEEPER 1	NMC 250715	165	125
SLEEPER 2	NMC 250716	165	126
SLEEPER 3	NMC 250717	165	127
SLEEPER 4	NMC 250718	165	128
SLEEPER 5	NMC 250719	165	129
SLEEPER 6	NMC 250720	165	130
SLEEPER 7	NMC 250721	165	131
SLEEPER 8	NMC 250722	165	132
SLEEPER 9	NMC 250723	165	133
SLEEPER 10	NMC 250724	165	134
SLEEPER 11	NMC 250725	165	135
SLEEPER 12	NMC 250726	165	136
SLEEPER 13	NMC 250727	165	137
SLEEPER 14	NMC 250728	165	138
SLEEPER 15	NMC 250729	165	139
SLEEPER 16	NMC 250730	165	140
SLEEPER 17	NMC 250731	165	141
SLEEPER 18	NMC 250732	165	142
SLEEPER 19	NMC 250733	165	143
SLEEPER 20	NMC 250734	165	144
SLEEPER 21	NMC 250735	165	145
SLEEPER 22	NMC 250736	165	146
SLEEPER 23	NMC 250737	165	147
SLEEPER 24	NMC 250738	165	148
SLEEPER 25	NMC 250739	165	149
SLEEPER 26	NMC 250740	165	150
SLEEPER 27	NMC 250741	165	151
SLEEPER 28	NMC 250742	165	152
SLEEPER 29	NMC 250743	165	153

CLAIM NAME	BLM SERIAL #	ORIGINAL BOOK	RECORDING PAGE
SLEEPER 30	NMC 250744	165	154
SLEEPER 31	NMC 250745	165	155
SLEEPER 32	NMC 250746	165	156
SLEEPER 33	NMC 250747	165	157
SLEEPER 34	NMC 250748	165	158
SLEEPER 35	NMC 250749	165	159
SLEEPER 36	NMC 250750	165	160
SLEEPER 37	NMC 250751	165	161
SLEEPER 38	NMC 250752	165	162
SLEEPER 39	NMC 250753	165	163
SLEEPER 40	NMC 250754	165	164
SLEEPER 41	NMC 250755	165	165
SLEEPER 42	NMC 250756	165	166
SLEEPER 43	NMC 250757	165	167
SLEEPER 44	NMC 250758	165	168
SLEEPER 45	NMC 250759	165	169
SLEEPER 46	NMC 250760	165	170
SLEEPER 47	NMC 250761	165	171
SLEEPER 48	NMC 250762	165	172
SLEEPER 49	NMC 250763	165	173
SLEEPER 50	NMC 250764	165	174
SLEEPER 51	NMC 250765	165	175
SLEEPER 52	NMC 250766	165	176
SLEEPER 53	NMC 250767	165	177
SLEEPER 54	NMC 250768	165	178
SLEEPER 55	NMC 250769	165	179
SLEEPER 56	NMC 250770	165	180
SLEEPER 57	NMC 250771	165	181
SLEEPER 58	NMC 250772	165	182
SLEEPER 59	NMC 250773	165	183
SLEEPER 60	NMC 250774	165	184
SLEEPER 61	NMC 250775	165	185
SLEEPER 62	NMC 250776	165	186
SLEEPER 63	NMC 250777	165	187
SLEEPER 64	NMC 250778	165	188
SLEEPER 65	NMC 250779	165	189
SLEEPER 66	NMC 250780	165	190
SLEEPER 67	NMC 250781	165	191
SLEEPER 68	NMC 250782	165	192
SLEEPER 69	NMC 250783	165	193
SLEEPER 70	NMC 250784	165	194
SLEEPER 71	NMC 250785	165	195
SLEEPER 72	NMC 250786	165	196

CLAIM NAME	BLM SERIAL #	ORIGINAL RECORDING BOOK	PAGE
SLEEPER 73	NMC 250787	165	197
SLEEPER 74	NMC 250788	165	198
SLEEPER 75	NMC 250789	165	199
SLEEPER 76	NMC 250790	165	200
SLEEPER 77	NMC 250791	165	201
SLEEPER 78	NMC 250792	165	202
SLEEPER 79	NMC 250793	165	203
SLEEPER 80	NMC 250794	165	204
SLEEPER 81	NMC 250795	165	205
SLEEPER 82	NMC 250796	165	206
SLEEPER 83	NMC 250797	165	207
SLEEPER 84	NMC 250798	165	208
SLEEPER 85	NMC 250799	165	209
SLEEPER 86	NMC 250800	165	210
SLEEPER 87	NMC 250801	165	211
NA 1	NMC 250802	165	214
NA 2	NMC 250803	165	215
NA 3	NMC 250804	165	216
NA 4	NMC 250805	165	217
NA 5	NMC 250806	165	218
NA 6	NMC 250807	165	219
NA 7	NMC 250808	165	220
NA 8	NMC 250809	165	221
NA 9	NMC 250810	165	222
NA 10	NMC 250811	165	223
NA 11	NMC 250812	165	224
NA 12	NMC 250813	165	225
NA 13	NMC 250814	165	226
NA 14	NMC 250815	165	227
NA 15	NMC 250816	165	228
NA 16	NMC 250817	165	229
NA 17	NMC 250818	165	230
NA 18	NMC 250819	165	231
NA 19	NMC 250820	165	232
NA 20	NMC 250821	165	233
NA 21	NMC 250822	165	234
NA 22	NMC 250823	165	235
NA 23	NMC 250824	165	236
NA 24	NMC 250825	165	237
NA 25	NMC 250826	165	238
NA 26	NMC 250827	165	239
NA 27	NMC 250828	165	240
NA 28	NMC 250829	165	241

CLAIM NAME	BLM SERIAL #	ORIGINAL RECORDING BOOK	PAGE
NA 37	NMC 250838	165	250
NA 38	NMC 250839	165	251
NA 39	NMC 250840	165	252
NA 40	NMC 250841	165	253
NA 41	NMC 250842	165	254
NA 42	NMC 250843	165	255
NA 43	NMC 250844	165	256
NA 44	NMC 250845	165	257
NA 45	NMC 250846	165	258
NA 46	NMC 250847	165	259
NA 47	NMC 250848	165	260
NA 48	NMC 250849	165	261
NA 49	NMC 250850	165	262
NA 50	NMC 250851	165	263
NA 51	NMC 250852	165	264
NA 52	NMC 250853	165	265
NA 53	NMC 250854	165	266
NA 54	NMC 250855	165	267
NA 55	NMC 250856	165	268
NA 56	NMC 250857	165	269
NA 57	NMC 250858	165	270
NA 58	NMC 250859	165	271
NA 59	NMC 250860	165	272
NA 60	NMC 250861	165	273
NA 61	NMC 250862	165	274
NA 62	NMC 250863	165	275
DRY LAKE PLACER #4	NMC 251345	165	436
DRY LAKE PLACER #15	NMC 251346	165	437
DRY LAKE PLACER #17	NMC 251347	165	438
DRY LAKE PLACER #18	NMC 251348	165	439
NO. DRY LAKE PLACER #20	NMC 251350	165	441
NO. DRY LAKE PLACER #21	NMC 251351	165	442
NO. DRY LAKE PLACER #25	NMC 251352	165	443
NO. DRY LAKE PLACER #28	NMC 251353	165	444
DRY LAKE PLACER #40	NMC 251354	166	235
NA 63	NMC 262286	172	144
NA 64	NMC 262287	172	145
NA 65	NMC 262288	172	146
NA 66	NMC 262289	172	147
NA 67	NMC 262290	172	148
NA 68	NMC 262291	172	149
NA 69	NMC 262292	172	150

CLAIM NAME	BLM SERIAL #	ORIGINAL RECORDING BOOK	PAGE
NA 70	NMC 262293	172	151
NA 71	NMC 262294	172	152
NA 72	NMC 262295	172	153
NA 73	NMC 262296	172	154
NA 74	NMC 262297	172	155
NA 75	NMC 262298	172	156
NA 76	NMC 262299	172	157
NA 77	NMC 262300	172	158
NA 78	NMC 262301	172	159
NA 79	NMC 262302	172	160
NA 80	NMC 262303	172	161
NA 81	NMC 262304	172	162
NA 82	NMC 262305	172	163
NA 83	NMC 262306	172	164
NA 84	NMC 262307	172	165
NA 85	NMC 262308	172	166
NA 86	NMC 262309	172	167
NA 87	NMC 262310	172	168
NA 88	NMC 262311	172	169
NA 89	NMC 262312	172	170
NA 90	NMC 262313	172	171
NA 91	NMC 262314	172	172
NA 92	NMC 262315	172	173
NA 93	NMC 262316	172	174
NA 94	NMC 262317	172	175
NA 95	NMC 321784	192	120
NA 96	NMC 321785	192	121
NA 97	NMC 321786	192	122
NA 98	NMC 321787	192	123
NA 99	NMC 321788	192	124
NA 100	NMC 321789	192	125
NA 101	NMC 321790	192	126
NA 102	NMC 321791	192	127
NA 103	NMC 321792	192	128
NA 104	NMC 321793	192	129
NA 105	NMC 321794	192	130
NA 106	NMC 321795	192	131
NA 107	NMC 321796	192	132
NA 108	NMC 321797	192	133
NA 109	NMC 321798	192	134
NA 110	NMC 321799	192	135
NA 111	NMC 321800	192	136
NA 112	NMC 321801	192	137

CLAIM NAME	BLM SERIAL #	ORIGINAL RECORDING BOOK	PAGE
NA 113	NMC 321802	192	138
NA 115	NMC 321803	192	139
NA 116	NMC 321804	192	140
NA 117	NMC 321805	192	141
NA 118	NMC 321806	192	142
NA 119	NMC 321807	192	143
NA 120	NMC 321808	192	144
NA 121	NMC 321809	192	145
NA 122	NMC 321810	192	146
NA 123	NMC 321811	192	147
NA 124	NMC 321812	192	148
NA 125	NMC 321813	192	149
NA 126	NMC 321814	192	150
NA 127	NMC 321815	192	151
NA 128	NMC 321816	192	152
NA 129	NMC 321817	192	153
NA 130	NMC 321818	192	154
NA 131	NMC 321819	192	155
NA 132	NMC 321820	192	156
NA 133	NMC 321821	192	157
NA 134	NMC 321822	192	158
NA 135	NMC 321823	192	159
NA 136	NMC 321824	192	160
NA 137	NMC 321825	192	161
NA 138	NMC 321826	192	162
NA 139	NMC 321827	192	163
NA 140	NMC 321828	192	164
NA 141	NMC 321829	192	165
NA 142	NMC 321830	192	166
NA 143	NMC 321831	192	167
NA 144	NMC 321832	192	168
NA 145	NMC 321833	192	169
NA 146	NMC 321834	192	170
NA 147	NMC 321835	192	171
NA 148	NMC 321836	192	172
NA 149	NMC 321837	192	173
NA 150	NMC 321838	192	174
NA 151	NMC 321839	192	175
NA 152	NMC 321840	192	176
NA 153	NMC 321841	192	177
NA 154	NMC 321842	192	178
NA 155	NMC 321843	192	252
NA 156	NMC 321844	192	179

CLAIM NAME	BLM SERIAL #	ORIGINAL RECORDING BOOK	PAGE
NA 157	NMC 321845	192	180
NA 158	NMC 321846	192	181
NA 159	NMC 321847	192	182
NA 159A	NMC 321848	192	183
NA 165	NMC 321854	192	189
NA 166	NMC 321855	192	190
NA 167	NMC 321856	192	191
NA 168	NMC 321857	192	192
NA 169	NMC 321858	192	193
NA 170	NMC 321859	192	194
NA 171	NMC 321860	192	195
NA 172	NMC 321861	192	196
NA 173	NMC 321862	192	197
NA 174	NMC 321863	192	198
NA 175	NMC 321864	192	199
NA 182	NMC 321871	192	206
NA 183	NMC 321872	192	207
NA 184	NMC 321873	192	208
NA 185	NMC 321874	192	209
NA 186	NMC 321875	192	210
NA 187	NMC 321876	192	211
NA 188	NMC 321877	192	212
NA 189	NMC 321878	192	213
NA 190	NMC 321879	192	214
NA 191	NMC 321880	192	215
NA 192	NMC 321881	192	216
NA 193	NMC 321882	192	217
NA 194	NMC 321883	192	218
NA 195	NMC 321884	192	219
NA 196	NMC 321885	192	220
NA 197	NMC 321886	192	221
NA 198	NMC 321887	192	222
NA 199	NMC 321888	192	223
NA 206	NMC 321895	192	230
NA 207	NMC 321896	192	231
NA 208	NMC 321897	192	232
NA 209	NMC 321898	192	233
NA 210	NMC 321899	192	234
NA 211	NMC 321900	192	235
NA 212	NMC 321901	192	236
NA 213	NMC 321902	192	237
NA 214	NMC 321903	192	238
NA 215	NMC 321904	192	239

CLAIM NAME	BLM SERIAL #	ORIGINAL RECORDING BOOK	PAGE
NA 216	NMC 321905	192	240
NA 217	NMC 321906	192	241
NA 218	NMC 321907	192	242
NA 219	NMC 321908	192	243
NA 220	NMC 321909	192	244
NA 221	NMC 321910	192	245
NA 222	NMC 321911	192	246
NA 223	NMC 321912	192	247
NA 226	NMC 321915	192	250
NA 227	NMC 321916	192	251
SLEEPER 88	NMC 322017	192	389
SLEEPER 89	NMC 322018	192	390
SLEEPER 90	NMC 322019	192	391
SLEEPER 91	NMC 322020	192	392
SLEEPER 92	NMC 322021	192	393
SLEEPER 93	NMC 322022	192	394
SLEEPER 94	NMC 322023	192	395
SLEEPER 95	NMC 322024	192	396
SLEEPER 96	NMC 322025	192	397
SLEEPER 97	NMC 322026	192	398
SLEEPER 98	NMC 322027	192	399
SLEEPER 99	NMC 322028	192	400
SLEEPER 100	NMC 322029	192	401
SLEEPER 101	NMC 322030	192	402
SLEEPER 102	NMC 322031	192	403
SLEEPER 103	NMC 322032	192	404
SLEEPER 104	NMC 322033	192	405
SLEEPER 105	NMC 322034	192	406
SLEEPER 106	NMC 322035	192	407
SLEEPER 107	NMC 322036	192	408
SLEEPER 108	NMC 322037	192	409
SLEEPER 109	NMC 322038	192	410
SLEEPER 110	NMC 322039	192	411
SLEEPER 111	NMC 322040	192	412
SLEEPER 112	NMC 322041	192	413
SLEEPER 113	NMC 322042	192	414
SLEEPER 114	NMC 322043	192	415
SLEEPER 115	NMC 322044	192	416
SLEEPER 116	NMC 322045	192	417
SLEEPER 117	NMC 322046	192	418
SLEEPER 118	NMC 322047	192	419
SLEEPER 119	NMC 322048	192	420
SLEEPER 120	NMC 322049	192	421

CLAIM NAME	BLM SERIAL #	ORIGINAL RECORDING BOOK	PAGE
SLEEPER 121	NMC 322050	192	422
SLEEPER 122	NMC 322051	192	423
SLEEPER 123	NMC 322052	192	424
SLEEPER 124	NMC 322053	192	425
SLEEPER 125	NMC 322054	192	426
SLEEPER 126	NMC 322055	192	427
SLEEPER 127	NMC 322056	192	428
SLEEPER 128	NMC 322057	192	429
SLEEPER 129	NMC 322058	192	430
SLEEPER 130	NMC 322059	192	431
SLEEPER 131	NMC 322060	192	432
SLEEPER 132	NMC 322061	192	433
SLEEPER 133	NMC 322062	192	434
SLEEPER 134	NMC 322063	192	435
SLEEPER 135	NMC 322064	192	436
SLEEPER 136	NMC 322065	192	437
SLEEPER 137	NMC 322066	192	438
SLEEPER 138	NMC 322067	192	439
SLEEPER 139	NMC 322068	192	440
SLEEPER 140	NMC 322069	192	441
SLEEPER 141	NMC 322070	192	442
SLEEPER 142	NMC 322071	192	443
SLEEPER 143	NMC 322072	192	444
SLEEPER 144	NMC 322073	192	445
SLEEPER 145	NMC 322074	192	446
SLEEPER 146	NMC 322075	192	447
SLEEPER 147	NMC 322076	192	448
SLEEPER 148	NMC 322077	192	449
SLEEPER 149	NMC 322078	192	450
SLEEPER 150	NMC 322079	192	451
SLEEPER 151	NMC 322080	192	452
SLEEPER 152	NMC 322081	192	453
SLEEPER 153	NMC 322082	192	454
SLEEPER 154	NMC 322083	192	455
SLEEPER 155	NMC 322084	192	456
SLEEPER 156	NMC 322085	192	457
SLEEPER 157	NMC 322086	192	458
SLEEPER 158	NMC 322087	192	459
SLEEPER 159	NMC 322088	192	460
SLEEPER 160	NMC 322089	192	461
SLEEPER 161	NMC 322090	192	462
SLEEPER 162	NMC 322091	192	463
SLEEPER 163	NMC 322092	192	464

CLAIM NAME	BLM SERIAL #	ORIGINAL BOOK	RECORDING PAGE
SLEEPER 164	NMC 322093	192	465
SLEEPER 165	NMC 322094	192	466
SLEEPER 166	NMC 322095	192	467
SLEEPER 167	NMC 322096	192	468
SLEEPER 168	NMC 322097	192	469
SLEEPER 169	NMC 322098	192	470
SLEEPER 170	NMC 322099	192	471
SLEEPER 171	NMC 322100	192	472
SLEEPER 172	NMC 322101	192	473
SLEEPER 173	NMC 322102	192	474
SLEEPER 174	NMC 322103	192	475
SLEEPER 175	NMC 322104	192	476
SLEEPER 176	NMC 322105	192	477
SLEEPER 177	NMC 322106	192	478
SLEEPER 178	NMC 322107	192	479
SLEEPER 179	NMC 322108	192	480
SLEEPER 180	NMC 322109	192	481
SLEEPER 181	NMC 322110	192	482
SLEEPER 182	NMC 322111	192	483
SLEEPER 183	NMC 322112	192	484
SLEEPER 184	NMC 322113	192	485
SLEEPER 185	NMC 322114	192	486
SLEEPER 186	NMC 322115	192	487
SLEEPER 187	NMC 322116	192	488
SLEEPER 188	NMC 322117	192	489
SLEEPER 189	NMC 322118	192	490
SLEEPER 190	NMC 322119	192	491
SLEEPER 191	NMC 322120	192	492
SLEEPER 192	NMC 322121	192	493
SLEEPER 193	NMC 322122	192	494
SLEEPER 194	NMC 322123	192	495
SLEEPER 195	NMC 322124	192	496
SLEEPER 196	NMC 322125	192	497
SLEEPER 197	NMC 322126	192	498
SLEEPER 198	NMC 322127	192	499
SLEEPER 199	NMC 322128	192	500
SLEEPER 200	NMC 322129	192	501
SLEEPER 201	NMC 322130	192	502
SLEEPER 202	NMC 322131	192	503
SLEEPER 203	NMC 322132	192	504
SLEEPER 204	NMC 322133	192	505
SLEEPER 205	NMC 322134	192	506
SLEEPER 206	NMC 322135	192	507

CLAIM NAME	BLM SERIAL #	ORIGINAL RECORDING BOOK	PAGE
SLEEPER 207	NMC 322136	192	508
SLEEPER 208	NMC 322137	192	509
SLEEPER 209	NMC 322138	192	510
SLEEPER 210	NMC 322139	192	511
SLEEPER 312	NMC 405562	230	78
SLEEPER 317	NMC 405567	230	83
SLEEPER 318	NMC 405568	230	84
SLEEPER 319	NMC 405569	230	85
SLEEPER 320	NMC 405570	230	86
SLEEPER 321	NMC 405571	230	87
SLEEPER 326	NMC 405576	230	92
SLEEPER 327	NMC 405577	230	93
SLEEPER 328	NMC 405578	230	94
SLEEPER 329	NMC 405579	230	95
SLEEPER 330	NMC 405580	230	96
SLEEPER 335	NMC 405585	230	101
SLEEPER 336	NMC 405586	230	102
SLEEPER 337	NMC 405587	230	103
SLEEPER 338	NMC 405588	230	104
SLEEPER 339	NMC 405589	230	105
SLEEPER 343	NMC 405593	230	109
SLEEPER 344	NMC 405594	230	110
SLEEPER 345	NMC 405595	230	111
SLEEPER 346	NMC 405596	230	112
SLEEPER 347	NMC 405597	230	113
SLEEPER 348	NMC 405598	230	114
SLEEPER 349	NMC 405599	230	115
SLEEPER 350	NMC 405600	230	116
SLEEPER 351	NMC 405601	230	117
SLEEPER 352	NMC 405602	230	118
SLEEPER 353	NMC 405603	230	119
SLEEPER 354	NMC 405604	230	120
SLEEPER 355	NMC 405605	230	1
SLEEPER 356	NMC 405606	230	2
SLEEPER 357	NMC 405607	230	3
SLEEPER 358	NMC 405608	230	4
SLEEPER 359	NMC 405609	230	5
SLEEPER 360	NMC 405610	230	6
SLEEPER 361	NMC 405611	230	7
SLEEPER 362	NMC 405612	230	8
SLEEPER 363	NMC 405613	230	9
SLEEPER 364	NMC 405614	230	10
SLEEPER NO. 365	NMC 405615	230	121

CLAIM NAME	BLM SERIAL #	ORIGINAL RECORDING BOOK	PAGE
SLEEPER NO. 366	NMC 405616	230	122
SLEEPER NO. 367	NMC 405617	230	123
SLEEPER NO. 368	NMC 405618	230	124
SLEEPER NO. 369	NMC 405619	230	125
SLEEPER NO. 370	NMC 405620	230	126
SLEEPER NO. 371	NMC 405621	230	127
SLEEPER NO. 372	NMC 405622	230	128
SLEEPER NO. 373	NMC 405623	230	129
SLEEPER NO. 374	NMC 405624	230	130
SLEEPER NO. 375	NMC 405625	230	131
SLEEPER NO. 376	NMC 405626	230	132

PART 2.

THE "X-CAL" CLAIMS
Situate in Township 40 North, Range 35 East, M.D.B.&M., Humboldt County, Nevada

CLAIM NAME	BLM SERIAL #	COUNTY	DOC. No.
LAM 178	NMC 771946	1997	5161
LAM 180	NMC 771947	1997	5162
LAM 181	NMC 771948	1997	5163
LAM 182	NMC 771949	1997	5164
LAM 183	NMC 771950	1997	5165
LAM 184	NMC 771951	1997	5166
LAM 185	NMC 771952	1997	5167
LAM 186	NMC 771953	1997	5168
LAM 187	NMC 771954	1997	5169
LAM 188	NMC 771955	1997	5170
LAM 189	NMC 771956	1997	5171
LAM 190	NMC 771957	1997	5172
LAM 191	NMC 771958	1997	5173
LAM 192	NMC 771959	1997	5174
LAM 193	NMC 771960	1997	5175
LAM 194	NMC 771961	1997	5176
LAM 195	NMC 771962	1997	5177
LAM 196	NMC 771963	1997	5178
LAM 197	NMC 771964	1997	5179
LAM 198	NMC 771965	1997	5180
LAM 199	NMC 771966	1997	5181
LAM 200	NMC 771967	1997	5182
LAM 201	NMC 771968	1997	5183
LAM 202	NMC 771969	1997	5184

CLAIM NAME	BLM SERIAL #	COUNTY	DOC. No.
LAM 203	NMC 771970	1997 5185	
LAM 204	NMC 771971	1997 5186	
LAM 205	NMC 771972	1997 5187	
LAM 0201	NMC 833020	2002 5465	
LAM 0202	NMC 833021	2002 5466	
LAM 0203	NMC 833022	2002 5467	
LAM 0204	NMC 833023	2002 5468	
LAM 0205	NMC 833024	2002 5469	
LAM 0206	NMC 833025	2002 5470	
LAM 0207	NMC 833026	2002 5471	
LAM 0208	NMC 833027	2002 5472	
LAM 0209	NMC 833028	2002 5473	
LAM 0210	NMC 833029	2002 5474	

AFFIDAVIT AND NOTICE OF INTENT TO HOLD
DATED OCTOBER 20, 2005

This pertains to the following group comprised of 277 unpatented lode mining claims described below, all under the common control or ownership of X-Cal USA, Inc.

BLM NMC#	CLAIM NAME	COUNTY #	TWP/RNG/SEC
764009	LAM 90	1997-1816	40N35ES22
764010	LAM 91	1997-1817	40N35ES23
764011	LAM 92	1997-1818	40N35ES23
764012	LAM 93	1997-1819	40N35ES23
764013	LAM 94	1997-1820	40N35ES23
764014	LAM 95	1997-1821	40N35ES23
764015	LAM 96	1997-1822	40N35ES23
764016	LAM 97	1997-1823	40N35ES23
764017	LAM 98	1997-1824	40N35ES23
764018	LAM 99	1997-1825	40N35ES23
764019	LAM 100	1997-1826	40N35ES14
764021	LAM 102	1997-1828	40N35ES14
764023	LAM 104	1997-1830	40N35ES14
764025	LAM 106	1997-1832	40N35ES14
764027	LAM 108	1997-1834	40N35ES14
764029	LAM 110	1997-1836	40N35ES14
764031	LAM 112	1997-1838	40N35ES14
764033	LAM 114	1997-1840	40N35ES14
764035	LAM 116	1997-1842	40N35ES14
764037	LAM 118	1997-1844	40N35ES23
764039	LAM 120	1997-1846	40N35ES23
764041	LAM 122	1997-1848	40N35ES23
764043	LAM 124	1997-1850	40N35ES23
764045	LAM 126	1997-1852	40N35ES23
764047	LAM 128	1997-1854	40N35ES23
764049	LAM 130	1997-1856	40N35ES23
764051	LAM 132	1997-1858	40N35ES23

764053	LAM 134	1997-1860	40N35ES26
764055	LAM 136	1997-1862	40N35ES26
764057	LAM 138	1997-1864	40N35ES26
764059	LAM 140	1997-1866	40N35ES26
764061	LAM 142	1997-1868	40N35ES26
764063	LAM 144	1997-1870	40N35ES26
764065	LAM 146	1997-1872	40N35ES26
764067	LAM 148	1997-1874	40N35ES26
764069	LAM 150	1997-1876	40N35ES26
764071	LAM 152	1997-1878	40N35ES14

BLM NMC#	CLAIM NAME	COUNTY #	TWP/RNG/SEC
764072	LAM 153	1997-1879	40N35ES14
764073	LAM 154	1997-1880	40N35ES14
764074	LAM 155	1997-1881	40N35ES14
764075	LAM 156	1997-1882	40N35ES14
764076	LAM 157	1997-1883	40N35ES14
764077	LAM 158	1997-1884	40N35ES14
764078	LAM 159	1997-1885	40N35ES14
764079	LAM 160	1997-1886	40N35ES14
764080	LAM 161	1997-1887	40N35ES14
764081	LAM 162	1997-1888	40N35ES14
764082	LAM 163	1997-1889	40N35ES14
764083	LAM 164	1997-1890	40N35ES14
764084	LAM 165	1997-1891	40N35ES14
764085	LAM 166	1997-1892	40N35ES14
764086	LAM 167	1997-1893	40N35ES15
764087	LAM 168	1997-1894	40N35ES15
764088	LAM 169	1997-1895	40N35ES22
764089	LAM 170	1997-1896	40N35ES22
764090	LAM 171	1997-1897	40N35ES22
764091	LAM 172	1997-1898	40N35ES36
764092	LAM 173	1997-1899	40N35ES33
	amended	2003-2216	
764093	LAM 174	1997-1900	40N35ES33
	amended	2003-2217	
764094	LAM 175	1997-1901	40N35ES33
	amended	2003-2218	
764095	LAM 176	1997-1902	40N35ES27
	amended	2003-2219	
764096	LAM 177	1997-1903	40N35ES27
	amended	2003-2220	
778341	PDSLP 104	1997-8372	40N35ES05
778342	PDSLP 106	1997-8373	40N35ES05
778343	PDSLP 108	1997-8374	40N35ES05
778344	PDSLP 110	1997-8375	40N35ES05
778346	PDSLP 112	1997-8377	40N35ES05
778348	PDSLP 114	1997-8379	40N35ES05
778350	PDSLP 116	1997-8381	40N35ES05
778352	PDSLP 118	1997-8383	40N35ES05
778354	PDSLP 120	1997-8385	40N35ES05
778356	PDSLP 122	1997-8387	40N35ES05
778358	PDSLP 124	1997-8389	40N35ES05
778360	PDSLP 126	1997-8391	40N35ES05

BLM NMC#	CLAIM NAME	COUNTY #	TWP/RNG/SEC
778362	PDSLP 128	1997-8393	40N35ES05
778364	PDSLP 130	1997-8395	40N35ES05
778366	PDSLP 132	1997-8397	40N35ES04
778368	PDSLP 134	1997-8399	40N35ES04
778370	PDSLP 136	1997-8401	40N35ES04
778372	PDSLP 138	1997-8403	40N35ES04
778374	PDSLP 140	1997-8405	40N35ES04
778376	PDSLP 142	1997-8407	40N35ES04
778378	PDSLP 144	1997-8409	40N35ES04
778380	PDSLP 146	1997-8411	40N35ES04
778382	PDSLP 148	1997-8413	40N35ES04
778383	PDSLP 177	1997-8414	40N35ES08
778384	PDSLP 178	1997-8415	40N35ES08
778385	PDSLP 179	1997-8416	40N35ES08
778386	PDSLP 180	1997-8417	40N35ES08
778387	PDSLP 181	1997-8418	40N35ES08
778388	PDSLP 182	1997-8419	40N35ES08
778389	PDSLP 183	1997-8420	40N35ES08
778390	PDSLP 184	1997-8421	40N35ES08
778391	PDSLP 185	1997-8422	40N35ES08
778392	PDSLP 186	1997-8423	40N35ES08
778393	PDSLP 187	1997-8424	40N35ES08
778394	PDSLP 188	1997-8425	40N35ES08
778395	PDSLP 189	1997-8426	40N35ES08
778396	PDSLP 190	1997-8427	40N35ES08
778397	PDSLP 191	1997-8428	40N35ES08
778398	PDSLP 192	1997-8429	40N35ES08
778399	PDSLP 193	1997-8430	40N35ES08
778400	PDSLP 194	1997-8431	40N35ES08
778401	PDSLP 195	1997-8432	40N35ES08
778402	PDSLP 196	1997-8433	40N35ES08
778403	PDSLP 197	1997-8434	40N35ES08
778404	PDSLP 198	1997-8435	40N35ES08
778405	PDSLP 199	1997-8436	40N35ES08
778406	PDSLP 200	1997-8437	40N35ES08
778407	PDSLP 201	1997-8438	40N35ES08
778408	PDSLP 202	1997-8439	40N35ES08
778409	PDSLP 203	1997-8440	40N35ES08
778410	PDSLP 204	1997-8441	40N35ES08
778415	PDSLP 230	1997-8446	40N35ES18
778416	PDSLP 231	1997-8447	40N35ES18
778417	PDSLP 232	1997-8448	40N35ES18

BLM NMC#	CLAIM NAME	COUNTY #	TWP/RNG/SEC
778418	PDSLP 233	1997-8449	40N35ES18
778419	PDSLP 234	1997-8450	40N35ES18
778420	PDSLP 235	1997-8451	40N35ES07
778421	PDSLP 236	1997-8452	40N35ES07
778422	PDSLP 237	1997-8453	40N35ES07
778423	PDSLP 238	1997-8454	40N35ES07
778424	PDSLP 239	1997-8455	40N35ES07
778425	PDSLP 240	1997-8456	40N35ES07
778426	PDSLP 241	1997-8457	40N35ES07
778427	PDSLP 242	1997-8458	40N35ES07
778428	PDSLP 243	1997-8459	40N35ES08
778429	PDSLP 244	1997-8460	40N35ES08
778430	PDSLP 245	1997-8461	40N35ES08
778431	PDSLP 246	1997-8462	40N35ES08
778432	PDSLP 247	1997-8463	40N35ES08
778433	PDSLP 248	1997-8464	40N35ES08
778434	PDSLP 249	1997-8465	40N35ES08
778435	PDSLP 250	1997-8466	40N35ES08
778436	PDSLP 251	1997-8467	40N35ES08
778437	PDSLP 252	1997-8468	40N35ES08
778438	PDSLP 253	1997-8469	40N35ES08
778439	PDSLP 254	1997-8470	40N35ES08
778448	PDSLP 279	1997-8479	40N35ES18
778449	PDSLP 280	1997-8480	40N35ES18
778450	PDSLP 281	1997-8481	40N35ES18
778451	PDSLP 282	1997-8482	40N35ES18
778452	PDSLP 283	1997-8483	40N35ES18
778453	PDSLP 284	1997-8484	40N35ES18
778454	PDSLP 285	1997-8485	40N35ES18
778455	PDSLP 286	1997-8486	40N35ES18
778456	PDSLP 287	1997-8487	40N35ES18
778457	PDSLP 288	1997-8488	40N35ES18
778458	PDSLP 289	1997-8489	40N35ES18
778459	PDSLP 290	1997-8490	40N35ES18
778460	PDSLP 291	1997-8491	40N35ES18
778461	PDSLP 292	1997-8492	40N35ES18
778462	PDSLP 293	1997-8493	40N35ES18
778463	PDSLP 294	1997-8494	40N35ES18
778464	PDSLP 295	1997-8495	40N35ES17
778465	PDSLP 296	1997-8496	40N35ES18

BLM NMC#	CLAIM NAME	COUNTY #	TWP/RNG/SEC
778466	PDSLP 297	1997-8497	40N35ES18
778467	PDSLP 298	1997-8498	40N35ES18
778468	PDSLP 299	1997-8499	40N35ES18
778469	PDSLP 300	1997-8500	40N35ES18
778478	PDSLP 325	1997-8509	40N35ES19
778479	PDSLP 326	1997-8510	40N35ES19
778480	PDSLP 327	1997-8511	40N35ES19
778481	PDSLP 328	1997-8512	40N35ES19
778482	PDSLP 329	1997-8513	40N35ES19
778483	PDSLP 330	1997-8514	40N35ES19
778484	PDSLP 331	1997-8515	40N35ES19
778485	PDSLP 332	1997-8516	40N35ES19
778486	PDSLP 333	1997-8517	40N35ES19
778487	PDSLP 334	1997-8518	40N35ES19
778488	PDSLP 335	1997-8519	40N35ES19
778489	PDSLP 336	1997-8520	40N35ES19
778490	PDSLP 337	1997-8521	40N35ES19
778491	PDSLP 338	1997-8522	40N35ES19
778492	PDSLP 339	1997-8523	40N35ES19
778493	PDSLP 340	1997-8524	40N35ES19
778494	PDSLP 341	1997-8525	40N35ES20
778495	PDSLP 342	1997-8526	40N35ES20
778496	PDSLP 343	1997-8527	40N35ES20
778497	PDSLP 344	1997-8528	40N35ES20
778506	PDSLP 369	1997-8537	40N35ES19
778507	PDSLP 370	1997-8538	40N35ES19
778508	PDSLP 371	1997-8539	40N35ES19
778509	PDSLP 372	1997-8540	40N35ES19
778510	PDSLP 373	1997-8541	40N35ES19
778511	PDSLP 374	1997-8542	40N35ES19
778512	PDSLP 375	1997-8543	40N35ES19
778513	PDSLP 376	1997-8544	40N35ES19
778514	PDSLP 377	1997-8545	40N35ES19
778515	PDSLP 378	1997-8546	40N35ES19
778516	PDSLP 379	1997-8547	40N35ES19
778517	PDSLP 380	1997-8548	40N35ES19
778518	PDSLP 381	1997-8549	40N35ES19
778519	PDSLP 382	1997-8550	40N35ES19
778520	PDSLP 383	1997-8551	40N35ES19
778521	PDSLP 384	1997-8552	40N35ES20

BLM NMC#	CLAIM NAME	COUNTY #	TWP/RNG/SEC
778530	PDSLP 409	1997-8561	40N35ES30
778531	PDSLP 410	1997-8562	40N35ES30
778532	PDSLP 411	1997-8563	40N35ES30
778533	PDSLP 412	1997-8564	40N35ES30
778534	PDSLP 413	1997-8565	40N35ES30
778535	PDSLP 414	1997-8566	40N35ES30
778536	PDSLP 415	1997-8567	40N35ES30
778537	PDSLP 416	1997-8568	40N35ES30
778538	PDSLP 417	1997-8569	40N35ES30
778539	PDSLP 418	1997-8570	40N35ES30
778540	PDSLP 419	1997-8571	40N35ES30
778541	PDSLP 420	1997-8572	40N35ES30
778542	PDSLP 421	1997-8573	40N35ES30
778543	PDSLP 422	1997-8574	40N35ES30
778552	PDSLP 439	1997-8583	40N35ES30
778553	PDSLP 440	1997-8584	40N35ES30
778554	PDSLP 441	1997-8585	40N35ES30
778555	PDSLP 442	1997-8586	40N35ES30
778556	PDSLP 443	1997-8587	40N35ES30
778557	PDSLP 444	1997-8588	40N35ES30
778558	PDSLP 445	1997-8589	40N35ES30
778559	PDSLP 446	1997-8590	40N35ES30
778560	PDSLP 447	1997-8591	40N35ES30
778561	PDSLP 448	1997-8592	40N35ES30
778562	PDSLP 449	1997-8593	40N35ES30
778563	PDSLP 450	1997-8594	40N35ES30
778564	PDSLP 451	1997-8595	40N35ES30
778565	PDSLP 452	1997-8596	40N35ES30
785737	LAM 206	1998-138	40N35ES14
785738	LAM 207	1998-139	40N35ES14
785739	LAM 208	1998-140	40N35ES23
785740	LAM 209	1998-141	40N35ES23
785741	LAM 210	1998-142	40N35ES23
789774	SK 1	1998-2061	39N35ES03
789775	SK 2	1998-2062	39N35ES03
789776	SK 3	1998-2063	39N35ES03
789777	SK 4	1998-2064	39N35ES03
789778	SK 5	1998-2065	39N35ES03
789779	SK 6	1998-2066	39N35ES03
789780	SK 7	1998-2067	39N35ES03
789781	SK 8	1998-2068	39N35ES03

BLM NMC#	CLAIM NAME	COUNTY #	TWP/RNG/SEC
789782	SK 9	1998-2069	39N35ES03
789783	SK 14	1998-2070	39N35ES02
789784	SK 15	1998-2071	39N35ES02
789785	SK 16	1998-2072	39N35ES03
789786	SK 17	1998-2073	39N35ES02
789787	SK 18	1998-2074	39N35ES11
789788	SK 19	1998-2075	39N35ES02
789790	SK 21	1998-2077	39N35ES11
789792	SK 23	1998-2079	39N35ES11
789794	SK 25	1998-2081	39N35ES11
789796	SK 27	1998-2083	39N35ES11
850604	AW 1	2003-4920	40N35ES33
850605	AW 2	2003-4921	40N35ES33
850606	AW 3	2003-4922	40N35ES33
850607	AW 4	2003-4923	40N35ES32
850608	AW 5	2003-4924	40N35ES32
850609	AW 6	2003-4925	40N35ES32
850610	AW 7	2003-4926	40N35ES32
850611	AW 8	2003-4927	40N35ES32
850612	AW 9	2003-4928	40N35ES32
850613	AW 10	2003-4929	40N35ES32
850614	AW 11	2003-4930	40N35ES32
850615	AW 12	2003-4931	40N35ES32
850616	AW 13	2003-4932	40N35ES32
850617	AW 14	2003-4933	40N35ES32
850618	AW 15	2003-4934	40N35ES32
850619	AW 16	2003-4935	40N35ES32
850620	AW 17	2003-4936	40N35ES32
850621	AW 18	2003-4937	40N35ES32
850622	AW 19	2003-4938	40N35ES31
850623	AW 20	2003-4939	40N35ES31
850624	AW 21	2003-4940	40N35ES31
850625	AW 22	2003-4941	40N35ES31
850626	AW 23	2003-4942	40N35ES31
850627	AW 24	2003-4943	40N35ES31
850628	AW 25	2003-4944	40N35ES31
850629	AW 26	2003-4945	40N35ES31
850630	AW 27	2003-4946	40N35ES31
850631	AW 28	2003-4947	40N35ES31
850632	AW 29	2003-4948	40N35ES31

AFFIDAVIT AND NOTICE OF INTENT TO HOLD
DATED OCTOBER 10, 2005

This pertains to the following group of 227 unpatented lode mining claims, all under the common control of Sleeper Mining Company, LLC.
The name and address of the owner are:

Leland L. York
38 Sunnyside Ave
Winnemucca, Nevada 89445

Sleeper Project Claims

Claim Name	Book/Page		NMCSerial#	Map Doc #
New Alma	83	348	75273	167163
New Virginia	83	347	75274	167163
New Morning	83	350	75275	167163
New Morning Star	83	345	75276	167163
New Evening	83	346	75277	167163
New Snowstorm	83	349	75278	344350
(amended)	326	611		
Daylight Fr.	175	308	269681	167163
Electrum 1	214	295	371654	344394
Electrum 2	214	296	371655	344394
Electrum 3	214	297	371656	344394
Electrum 11	159	361	235675	344394
Electrum 12	159	362	235676	344394
Electrum 13	159	363	235677	344394
Electrum 21	161	365	239887	344394
Electrum 23	161	367	239889	344394
RR 2	200	15	340619	344394
*RR 13	200	26	340630	344394
*RR 24	200	37	340641	344394
RR 26	200	39	340643	344394
RR 28	200	41	340645	344394
*RR 35	200	48	340652	344394
(amended)	326	613		
RR 37	200	50	340654	344394
RR 38	200	51	340655	344394
RR 39	200	52	340656	344353
(amended)	326	611		
*RR 40	200	53	340657	344394
LLY 1 - 39	326	614 to 652	683286 to 683324	344394

Claim Name	Book/Page		NMC Serial #	Map Doc #
Free Gold 1 - 10	168	103 to 112	252825 to 252834	226415
Day 1	333	521	700996	349286
Day 2	333	522	700997	349286
Day 3	333	523	700998	349286
Day 4	333	524	700999	349286
Day 5	333	526	701000	349286
Day 6	333	527	701001	349286
Day 7	333	528	701002	349286
Day 8	333	529	701003	349286
Day 9	333	530	701004	349286
Day 10	333	531	701005	349286
Day 11	333	532	701006	349286
Day 12	333	533	701007	349286
Day 13	333	534	701008	349286
Day 14	333	535	701009	349286
Day 15	333	536	701010	349286
Day 16	333	537	701011	349286
Day 17	333	538	701012	349286
Day 18	333	539	701013	349286
Day 19	333	540	701014	349286
Day 20	333	541	701015	349286
Day 21	333	542	701016	349286
Day 22	333	543	701017	349286
Day 23	333	544	701018	349286
Day 24	333	545	701019	349286
Day 25	333	546	701020	349286
Day 26	333	547	701021	349286
Day 27	333	548	701022	349286
Day 28	333	549	701023	349286
Day 29	333	550	701024	349286
Day 30	333	551	701025	349286
Day 31	333	552	701026	349286
Day 32	333	553	701027	349286
Day 33	333	554	701028	349286
Day 34	333	555	701029	349286
Day 35	333	556	701030	349286
Day 36	333	557	701031	349286
Day 37	333	558	701032	349286
Day 38	333	559	701033	349286
Day 39	333	560	701034	349286
Day 40	333	561	701035	349286
Day 41	333	562	701036	349286
Day 42	333	563	701037	349286
Day 43	333	564	701038	349286
Day 44	333	565	701039	349286
Day 45	333	566	701040	349286
Day 46	333	567	701041	349286
Day 47	333	568	701042	349286
Day 48	333	569	701043	349286

Claim Name	Book/Page		NMC Serial #	Map Doc #
Day 49	333	570	701044	349286
Day 50	341	407	713671	354664
Day 51	341	408	713672	354664
Day 52	341	409	713673	354664
Day 53	341	410	713674	354664
Day 54	341	411	713675	354664
Day 55	341	412	713676	354664
Day 56	341	413	713677	354664
Day 57	341	414	713678	354664
Day 58	341	415	713679	354664
Day 59	341	416	713680	354664
			(amended) 2003 2215	
			(amended) 2003 2619	
Lam 1	1996 432		730912	1996 431
Lam 2	1996 433		730913	1996 431
Lam 3	1996 434		730914	1996 431
Lam 4	1996 435		730915	1996 431
Lam 5	1996 436		730916	1996 431
Lam 6	1996 437		730917	1996 431
Lam 7	1996 438		730918	1996 431
Lam 8	1996 439		730919	1996 431
Lam 9	1996 440		730920	1996 431
Lam 10	1996 441		730921	1996 431
Lam 11	1996 442		730922	1996 431
Lam 12	1996 443		730923	1996 431
Lam 13	1996 444		730924	1996 431
Lam 14	1996 445		730925	1996 431
Lam 15	1996 446		730926	1996 431
Lam 16	1996 447		730927	1996 431
Lam 17	1996 448		730928	1996 431
Lam 18	1996 449		730929	1996 431
Lam 19	1996 450		730930	1996 431
Lam 20	1996 451		730931	1996 431
Lam 21	1996 452		730932	1996 431
Lam 22	1996 453		730933	1996 431
Lam 23	1996 454		730934	1996 431
Lam 24	1996 455		730935	1996 431
Lam 25	1996 456		730936	1996 431
Lam 26	1996 457		730937	1996 431
Lam 27	1996 458		730938	1996 431
Lam 28	1996 459		730939	1996 431
Lam 29	1996 460		730940	1996 431
Lam 30	1996 461		730941	1996 431
Lam 31	1996 462		730942	1996 431
Lam 32	1996 463		730943	1996 431
Lam 33	1996 464		730944	1996 431
Lam 34	1996 465		730945	1996 431
Lam 35	1996 466		730946	1996 431
Lam 36	1996 467		730947	1996 431

Claim Name	County Rec #	NMC Serial #	Map Doc #
Lam 37	1996 468	730948	1996 431
Lam 38	1996 469	730949	1996 431
Lam 39	1996 470	730950	1996 431
Lam 40	1996 471	730951	1996 431
Lam 41	1996 472	730952	1996 431
Lam 42	1996 473	730953	1996 431
Lam 43	1996 474	730954	1996 431
Lam 44	1996 475	730955	1996 431
Lam 45	1996 476	730956	1996 431
(amended)			2003 2208
Lam 46	1996 477	730957	1996 431
Lam 47	1996 478	730958	1996 431
(amended)			2003 2209
Lam 48	1996 479	730959	1996 431
Lam 49	1996 480	730960	1996 431
Lam 50	1996 481	730961	1996 431
Lam 51	1996 482	730962	1996 431
Lam 52	1996 483	730963	1996 431
Lam 53	1996 484	730964	1996 431
Lam 54	1996 485	730965	1996 431
Lam 55	1996 486	730966	1996 431
Lam 56	1996 487	730967	1996 431
Lam 57	1996 488	730968	1996 431
Lam 58	1996 489	730969	1996 431
Lam 59	1996 490	730970	1996 431
Lam 60	1996 491	730971	1996 431
Lam 61	1996 492	730972	1996 431
(amended)			2003 2210
Lam 62	1996 493	730973	1996 431
Lam 63	1996 494	730974	1996 431
(amended)			2003 2211
Lam 64	1996 495	730975	1996 431
Lam 65	1996 496	730976	1996 431
(amended)			2003 2212
Lam 66	1996 497	730977	1996 431
Lam 67	1996 498	730978	1996 431
Lam 68	1996 499	730979	1996 431
Lam 69	1996 500	730980	1996 431
Lam 70	1996 501	730981	1996 431
Lam 71	1996 502	730982	1996 431
(amended)			2003 2213
Lam 72	1996 503	730983	1996 431
Lam 73	1996 504	730984	1996 431
(amended)			2003 2214
Lam 74	1996 505	730985	1996 431
Lam 75	1996 506	730986	1996 431
Lam 76	1997 5154	771939	1997 5153
Lam 77	1997 5155	771940	1997 5153
Lam 78	1997 5156	771941	1997 5153
Lam 79	1997 5157	771942	1997 5153
Lam 80	1996 511	730991	1996 431

Claim Name	County Rec #	NMCSerial#	Map Doc #
Lam 81	1997 5158	771943	1997 5153
Lam 82	1996 513	730993	1996 431
Lam 83	1997 5159	771944	1997 5153
Lam 84	1996 515	730995	1996 431
Lam 85	1996 516	730996	1996 431
Lam 86	1996 517	730997	1996 431
Lam 87	1996 518	730998	1996 431
Lam 88	1996 519	730999	1996 431
Lam 89	1996 520	731000	1996 431
York 1	1998 492	787346	
York 2	1998 493	787347	
York 3	1998 494	787348	
York 4	1998 495	787349	
York 5	1998 496	787350	

*Denotes claims in apparent conflict with LLY group.

SSG 1-24 Lode claims filed in Humboldt County, Nevada.

The corresponding Nevada Mining Claim numbers for the BLM are as follows:

CLAIM NAME	BLM	County #
SSG1	NMC 909185	2005 - 9592
SSG 2	NMC 909186	2005 - 9593
SSG 3	NMC 909187	2005 - 9594
SSG 4	NMC 909188	2005 - 9595
SSG 5	NMC 909189	2005 - 9596
SSG 6	NMC 909190	2005 - 9597
SSG 7	NMC 909191	2005 - 9598
SSG 8	NMC 909192	2005 - 9599
SSG 9	NMC 909193	2005 - 9600
SSG 10	NMC 909194	2005 - 9601
SSG 11	NMC 909195	2005 - 9602
SSG 12	NMC 909196	2005 - 9603
SSG 13	NMC 909197	2005 - 9604
SSG 14	NMC 909198	2005 - 9605
SSG 15	NMC 909199	2005 - 9606
SSG 16	NMC 909200	2005 - 9607
SSG 17	NMC 909201	2005 - 9608
SSG 18	NMC 909202	2005 - 9609
SSG 19	NMC 909203	2005 - 9610
SSG 20	NMC 909204	2005 - 9611
SSG 21	NMC 909205	2005 - 9612
SSG 22	NMC 909206	2005 - 9613
SSG 23	NMC 909207	2005 - 9614
SSG 24	NMC 909208	2005 - 9615

APPENDIX 2. REPORT By DR. RICHARD SILLITOE

Caution: The following report has not been evaluated for it's compliance with NI 43-101 regulations. It is included here because this report is referenced on a number of occasions in various sections of this Technical Report. The following report was written entirely by Dr. Richard Sillitoe totally independent from this Technical Report and its authors. The Sillitoe report is included in its entirety.

A report prepared for X-Cal Resources Ltd.

EXPLORATION POTENTIAL OF THE SLEEPER PROJECT, NEVADA

Richard H. Sillitoe

January 2006

CONTENTS

FIGURE

EXECUTIVE SUMMARY

- Sleeper has many geologic features of epithermal gold deposits of low-sulfidation type worldwide, although the early-stage breccia-stockwork mineralization rich in sulfide minerals is an unusual adjunct to the more typical sulfide-deficient veins. Low-sulfidation deposits are of particular exploration interest because they host many of the world's bonanza-grade (>1

oz/t) ore shoots that invariably sustain some of the industry's lowest-cost gold mining operations.

- Notwithstanding several substantial exploration programs at Sleeper, both during and subsequent to the open-pit mining activity, the district is considered to have been only incompletely tested. The potential areal and depth extents of low-sulfidation gold districts were apparently not fully appreciated and, hence, not factored into the exploration strategies employed.

- Additional potential is believed to remain in the Sleeper project area, mainly beyond the area that was extensively drilled previously. The prime target is a bonanza-grade vein, broadly parallel to the Sleeper vein but with greater persistence both along strike and down dip. Accompanying breccia-stockwork gold mineralization may also be of interest, especially if the contained sulfides are thoroughly oxidized.

- Extensive discussions during this assignment, involving input from ten experts on the Sleeper district, reached the consensus view that five specific high-priority exploration targets may be defined in the Sleeper district. Four of them appear to lie beneath relatively shallow (<150 m) overburden, whereas the fifth is the range-front structural zone that is exposed at the foot of the Slumbering Hills, immediately east of the Sleeper pit. Three of the targets are entirely untested, whereas the other two appear to have been subjected to only preliminary drill testing.

- Recent three-dimensional compilations of geologic, geochemical, and geophysical data sets, some not available before, were used to highlight the five exploration targets. These data sets will soon be merged into a single database, which may be used to further refine the targets preparatory to drill testing.

- A disciplined drilling approach is recommended, with each target being tested using fences of inclined RC holes that overlap one another so that any veins present cannot fail to be intersected. Most targets will require a minimum of three drill fences assuming that the first fence across each target provides adequate encouragement.

- The proposed exploration program does not address two large portions of the extensive land package, namely the outcropping Slumbering Hills area and the westernmost concealed area where overburden thicknesses are inferred to exceed 150 m. Both these areas may contain low-sulfidation gold mineralization of potential interest, but are assigned lower priorities than the area selected for immediate attention.

INTRODUCTION

At the request of Shawn Kennedy, the writer spent three and one-half days reviewing the exploration potential of the Sleeper project in Humboldt County, Nevada, on

behalf of X-Cal Resources Ltd. Technical briefing sessions were held in Reno and at the Sleeper exploration office, where maps, hand samples, and selected drill core were also inspected. A final technical session was convened in Winnemucca.

The review benefited from the participation of a group of individuals who have had long associations with the Sleeper project, namely Keith Blair (independent geological consultant), Vic Chevillon (Placer Dome Exploration), Rich Histed (New Sleeper Gold LLC), Shawn Kennedy (President, X-Cal Resources), Larry Kornze (independent geological consultant), Larry Martin (New Sleeper Gold LLC), Win Rowe (independent geological consultant), Ken Snyder (independent geological consultant), and Jim Wright (independent geophysical consultant). The three-dimensional geochemical visualization of the Sleeper deposit provided by Robert Jackson (independent geochemical consultant) was also valuable.

This report summarizes the geologic model for the previously mined Sleeper gold deposit and its environs preparatory to an assessment of the exploration potential of the Sleeper project. The review process resulted in the selection of specific targets meriting further work, including drill testing, along with the elaboration of a systematic exploration approach.

SLEEPER GEOLOGIC MODEL

Regional setting

Sleeper is one of several low-sulfidation epithermal gold deposits localized by the north-northwest-striking North Nevada rift, the site of active extension and compositionally bimodal (basalt-rhyolite) volcanism during the mid-Miocene. The rift zone occupies a back-arc setting and has been linked by some investigators to the effects of mantle plume activity.

Midas and Mule Canyon are the currently exploited low-sulfidation epithermal gold deposits in the North Nevada rift, with Ivanhoe and perhaps Fire Creek earmarked for production. Sleeper lies beyond the main rift zone, but may be localized by a subsidiary parallel axis of rifting marked by a prominent linear magnetic anomaly comparable to that defining the main rift.

Stratigraphic setting

The Sleeper deposit is hosted by a shallowly east-dipping sequence of faulted volcanic and volcaniclastic rocks of mid-Miocene age. The association of rhyolitic and andesitic to basaltic units suggests a bimodal association. The most important gold mineralization, including the bonanza-grade ore for which Sleeper was particularly famous, is contained by the Sleeper rhyolite, which appears to comprise both intrusive and extrusive, tuffaceous units. Where observed during this visit, the intrusive rhyolite is a homogeneous, devitrified rock displaying consistent flow foliation parallel to the district-wide dip attitude. If this observation is confirmed more widely, it suggests that the rhyolite has a sill-like geometry more appropriate to a subsurface cryptodome than a flow-dome complex. Radiometric dating suggests a close temporal relationship between the intrusive rhyolite and gold mineralization.

These rhyolitic rocks are underlain by an andesitic to basaltic unit, which includes distinctive amygdaloidal flows, which, in turn, overlies a fine-grained volcaniclastic and/or air fall succession. The latter is in unconformable contact with a folded metasedimentary formation assigned a Permo-Triassic age, which crops out widely in the Slumbering Hills immediately east of the Sleeper deposit. The Miocene and older rocks beneath the Sleeper rhyolite appear to be less favorable hosts for gold mineralization, probably because they do not sustain brittle fractures as readily as the brittle rhyolite.

The main Sleeper vein and all accompanying mineralization beneath the pediment west of the range front were concealed beneath lacustrine sediments and alluvial deposits of post-mineral timing. The post-mineral sequence thickens progressively westward, with drill-hole evidence supplemented by a magnetotelluric geophysical interpretation provided by Jim Wright showing that thicknesses probably only exceed about 150 m to the west of an imaginary north-south line drawn just west of the tailings disposal area.

Structural setting

Gold mineralization at Sleeper, and in the Slumbering Hills to the east (e.g., Alma and Jumbo prospects), appears to be confined to a northwest-trending structural corridor (Fig. 1), which may be considered as a zone of basement weakness that acted as a fundamental control on the localization of gold mineralization. At the scale of the Sleeper deposit, a component of this northwest system interrupts the continuity of the main Sleeper and Wood veins, near the middle of the Sleeper pit (Fig. 1), and appears to have acted as a transfer structure at the time of gold introduction.

The gold mineralization at Sleeper coincided with an episode of broadly east-west extension, which gave rise to a set of north- to north-northeast-striking normal faults, the most important of which display west-side-down displacement. The principal fault in the Sleeper district, marked at surface by a broad zone of brecciation and shearing, is located at the range front where it places outcropping Permo-Triassic metasedimentary rocks to the east against the concealed Miocene volcanic succession to the west. Subsidiary faults, which may be considered as hanging-wall splays, have opposite vergence. The normal faults may have listric geometries, although this has yet to be fully confirmed. The principal gold mineralization, with a vertical extent of only about 100 m, appears to be controlled mainly by the west-dipping normal faults, either where they juxtapose Sleeper rhyolite and the andesitic to basaltic flow unit or, at shallower levels, where they cut the rhyolite itself. East-dipping faults are also mineralized, as exemplified by the West Wood breccia (see below). There is a suggestion that the main ore shoots coincide with the fault segments that underwent maximum throw.

Three-dimensional visualizations of multi-element geochemical data (provided by Robert Jackson) and blast-hole assays for gold and silver (provided by Vic Chevillon), generated using GoCAD pattern-recognition software, show that additional structural directions influenced gold deposition in the Sleeper deposit. Clearly, east-west and northeast structures contiguous with the main north-striking vein structure were also locally dilated at the time of mineralization. There is a suggestion that the northeast structures underwent minor sinistral strike-slip motion

during mineralization, thereby resulting in the weakly sigmoidal shape defined by the Sleeper and Wood veins. The strike-restricted, steeply plunging geometries of the highest-grade gold mineralization at Sleeper suggest control by intersections of the north-striking and transverse structures.
It is clear that the current structural architecture of the Sleeper district existed at the time of the gold mineralization. Nevertheless, an undetermined amount of post-mineral displacement has also taken place, although this is apparently fairly limited in the zone of the known gold mineralization. In the Sleeper pit during mining, for example, a post-mineral normal fault was clearly visible in the footwalls of the Sleeper and Wood veins.

Alteration features

In common with many low-sulfidation epithermal vein systems, illite alteration accompanies the main gold mineralization at Sleeper. The lower-temperature zones peripheral to the main gold mineralization are characterized by smectite according to the results of an ASD spectrometer survey of selected drill core. The spectrometer also reportedly detected ammonium-bearing minerals, including buddingtonite, in proximity to the main veins, where adularia is visually prominent.

The upper parts of the gold-mineralized zones contain abundant kaolinite, which has destroyed much, but not all, of the pre-existing illite and smectite. The kaolinite occurs within the zone of supergene sulfide weathering, averaging about 100 m thick, as well as beneath it in the underlying sulfide zone. While some of this kaolinite, including local late-stage cavity fillings of massive kaolinite in the veins, may be attributed to the effects of downward-migrating fluids that originated in the overlying steam-heated environment, much of it is believed to be of supergene origin. Supergene oxidation of the abundant iron sulfides associated with the gold mineralization (see below) would have generated abundant acidic solutions capable of widespread kaolinization, both above and below the water table existing at the time.

Larry Martin provided samples of altered rocks diagnostic of the steam-heated environment, which existed between the paleo-water table and paleosurface at the time the Sleeper system was active. Vuggy chalcedony and opal, in which cavities are lined with kaolinite and minor cinnabar and metacinnabar, were reportedly obtained from a shallow RC hole in the Bedrock Casino area, immediately northwest of the Sleeper pit, whereas the powdery cristobalite-bearing rock rich in native sulfur crops out immediately east of the pit, where this writer observed similar material in situ during the early stages of the Sleeper mining operation. These occurrences of steam-heated alteration are interpreted as the basal erosional remnants of a formerly thicker, blanket-like horizon that capped the entire gold-bearing zone. The thickness of this former steam-heated horizon cannot be determined with any degree of certainty, although 50 m might be a reasonable estimate given the structurally depressed setting of the Sleeper district.

Gold mineralization

In marked contrast to most low-sulfidation epithermal gold districts, Sleeper hosts two distinct albeit closely associated mineralization types: sulfidic breccias and

stockworks and sulfide-deficient chalcedony-adularia veins. Only the latter type is characteristic of most low-sulfidation deposits.

The hydrothermal breccia ore and its transitions to stockwork-style mineralization are characterized by the introduction of abundant pyrite and marcasite intergrown with chalcedony. The latter, where unoxidized, is gray to black in color due to fine impregnation by the iron sulfide minerals. The iron sulfides typically constitute 10-15 volume % of the breccia. Gold values are typically modest in the breccia ore alongside the Sleeper vein, although bonanza-grade intersections have been obtained recently from similar material at the West Wood breccia prospect. The Ag/Au ratios are generally somewhat higher than in the sulfide-poor veins.

The chalcedony-adularia veins tend to be rather irregular and impersistent structures (Fig. 1), displaying crustification and colloform textures in common with most low-sulfidation epithermal veins. The sulfide content probably does not exceed 3 volume %, most of it comprising silver-bearing minerals. Spectacular, coarse-grained visible gold, giving rise to multi-ounce assays, characterized the veins, and in the Sleeper vein occurred as semi-continuous colloform bands. Although the hypogene electrum was shown to have lost some of its silver content as a result of supergene weathering, the observed distribution and grain size of the visible gold are inherited hypogene features.

Most of the chalcedony-adularia veins appear to transect the breccia-stockwork mineralization and, hence, are younger. Nevertheless, the occurrence of banded chalcedony vein clasts, some containing visible gold, in breccia near some of the crosscutting veins shows that there was some temporal overlap between the two mineralization types. It is speculated that the breccias, emplaced as a result of fluid-overpressuring events in the hydrothermal system, tapped fluids containing a greater magmatic component, a proposal supported by the exceptionally high Mo (up to 0.4 %) and U (up to 11 %) contents in part of the West Wood breccia. If the suspected tourmaline or dumortierite observed in samples of the small Blue vein, in the western part of the Sleeper pit, are confirmed, the boron required for their precipitation may also have a direct magmatic origin.

EXPLORATION POTENTIAL

General considerations

Notwithstanding the extensive exploration, including a total of >400,000 m of reverse circulation (RC) and core drilling (in >3,000 holes), conducted by AMAX, X-Cal Resources, and the New Sleeper Gold/X-Cal Resources joint venture in the Sleeper district, additional gold potential is believed to still exist. The drilling programs carried out by AMAX appear to have confirmed that the Sleeper and Wood veins lack both along-strike and down-dip extensions of any consequence. The mineralized zones defined by X-Cal Resources and New Sleeper Gold/X-Cal Resources at West Wood and Facilities demonstrate that additional auriferous structures are present, although these two bodies are clearly subeconomic on a stand-alone basis, irrespective of the precise resource figures assigned to them. As documented in a recent report by Jeff Hedenquist (December 2005), most of the drilling to date has been shallow and did not penetrate more than approximately 250 m vertically into

bedrock as well as being largely confined to the immediate vicinity of the Sleeper pit. Recent experience in comparable low-sulfidation gold districts, such as Midas in Nevada and El Peñón in northern Chile, highlights the fact that major high-grade veins continue to be discovered after many years of intense and well-directed exploration effort and several hundred thousand meters of exploratory drilling. Such discoveries typically result from improved understanding of the district geology.

The exploration recommendations made below are presented in the context of the current knowledge of low-sulfidation epithermal gold districts worldwide. They take a broader view of the likely overall dimensions of the Sleeper district as well as expanding the depth interval over which economic gold mineralization might be anticipated. Nevertheless, for well-founded practical and economic reasons, all recommended targets are restricted to the eastern parts of the pediment, where no more than about 150 m of post-mineral cover are present (see above). The work conducted since the cessation of mining at Sleeper has resulted in an enormous increase in geologic knowledge of the district, much of which has yet to be brought to bear on target definition. The current database, which is close to being finally compiled (see below), will underpin future exploration efforts and greatly facilitate the targeting process.

Exploration implications of geologic model

When the Sleeper district is viewed in the context of major low-sulfidation epithermal gold districts worldwide, a number of features relevant to exploration become apparent and need to be taken into consideration in the design of an exploration program:

- If the Sleeper and Wood veins are considered as separate ore shoots on a single north-striking structure, as seems likely, the Sleeper district contains only one substantial vein. Most low-sulfidation districts contain a minimum of two major veins and many of them comprise three or more. Hence, the existence of at least one more major vein in the Sleeper district is considered probable. Bearing in mind that all mineralization is concealed beneath post-mineral cover and cannot be prioritized on the basis of its surface expression, there is every chance that an undiscovered vein could be longer, wider, and/or higher in grade than the Sleeper structure.

- The veins in most low-sulfidation gold districts tend to be either subparallel to one another and/or follow directions within 45° of one another. Veins perpendicular to one another are unusual. This observation implies that any additional veins in the district are most likely to strike northerly or within 45° either east or west of north. Hence, drill holes oriented at right angles to the Sleeper structure, that is to say east-west, are unlikely to miss any additional major vein that may exist.

- In districts containing several subparallel veins, the ore shoot(s) in each vein tend to lie opposite one another to form mineralized corridors running across the districts at high angles to the veins. It is evident from Figure 1 that this would be the case in the Sleeper district should the proposed exploration targets prove to be ore bearing.

- The fact that the roots of a steam-heated horizon are preserved at Sleeper implies that much of the original vertical extent of the ore shoots is preserved, although the existence of small volumes of nearby detritus containing vein clasts shows that the tops of some shoots were eroded. This situation, which is likely to persist westward where downfaulting becomes progressively greater, maximizes the amount of gold ore present. However, it also makes exploration more difficult because it increases the likelihood that ore shoots may be blind and thereby concealed beneath barren or poorly mineralized bedrock. It is important to stress that the original elevations of the tops of low-sulfidation veins can vary by at least 200 m in some districts (e.g., El Peñón). Consequently, any additional major vein(s) in the Sleeper district will not necessarily have ore shoots spanning the same restricted elevation range as the Sleeper and Wood shoots. Indeed, the apparent top of the West Wood breccia lies150 m lower in elevation than the pre-mine top of the Sleeper and Wood shoots, although it remains to be determined if this is an original feature or the product of post-mineral faulting. No matter which is the case, it is clear that the practical significance of the post-mineral fault displacement in the district is reduced.

- The existence of two gold mineralization types, the sulfidic breccias and stockworks and low-sulfide chalcedony-adularia veins, in the Sleeper district poses a question for the explorationist. Is it possible that the low-sulfide veins may not be surrounded everywhere by the breccia-stockwork mineralization, but may also occur alone as they do in most low-sulfidation epithermal gold districts? If occurring alone, the veins would likely lack appreciable alteration and pyrite-marcasite halos. This possibility, which needs to be kept firmly in mind, would obviously invalidate the use of geologic, geochemical, and geophysical vectors developed specifically for the Sleeper vein.

Priority exploration targets

During this review, a consensus was reached on the priority targets for future exploration in the Sleeper district. The targets were developed using the currently available geologic, geochemical, and geophysical databases, although all of them have been considered previously. Particularly influential for target definition were the current geologic model and inferred ore controls for the district, as summarized above, in combination with a structural interpretation incorporating geologic mapping, magnetic, and seismic data by Charles Tarnocai (Placer Dome Exploration) and a more recent structural interpretation based on magnetic and gravity data by Jim Wright, the latter enhanced using GoCAD imaging by Vic Chevillon.

The five principal exploration targets (Fig. 1) are summarized below, although one or more of them may undergo some refinement once the various three-dimensional databases are eventually merged (see below). All the targets are considered prospective for either one or both types of Sleeper gold mineralization, although the existence of additional styles, such as auriferous mantos (e.g., along the top of the metasedimentary basement), cannot be precluded. It is difficult to prioritize these five targets, although their order of treatment is probably a fair approximation.

- The West Graben target is centered on an inferred north-striking structure that runs immediately west of the tailings disposal area. It is located approximately along the break between the shallow (<150 m) and deeper post-mineral cover. The target is defined on the basis of a north- to north-northeast-striking air-photo lineament defined by Larry Martin, which coincides well with normal faults inferred by Charles Tarnocai and a steep gradient apparent on the three-dimensional gravity interpretation. The potentially mineralized fault is believed to mark the eastern boundary of a graben, which is separated from the main Sleeper graben by an intervening horst. The West Graben target is untested.

- The Northwest target is defined on the basis of a residual gravity feature and a magnetotelluric resistor. Recent drilling has intersected narrow, banded chalcedony veins containing up to 1 g/t Au, which are flanked by smectite alteration. The veins dip steeply eastward, suggesting that the controlling structure may be a hanging-wall splay off of a more important west-dipping fault. Vein-type mineralization on the west-dipping fault constitutes the principal target. The low-temperature character of the alteration halo may imply that any ore shoots are likely to occur either laterally or beneath the vein intersections or, alternatively, that the gold-bearing veins are late, low-temperature features lacking appreciable gold potential.

- The Southwest target appears to be an elongate, horst-like feature beneath a minimum of only about 125 m of post-mineral cover based on the magnetic interpretation. The inferred structure appears to be geometrically similar to the Sleeper vein in map view. A magnetotelluric resistor, possibly defining a silicified zone, alongside a resistivity low defines the target, with these features being separated by a north-striking residual gravity linear. The inferred structure is further emphasized by well-defined mercury vapor and soil gas (CO_2) anomalies. The Southwest target lies well beyond the outer limits of the current drilling.


410000
412000
414000
4578000
4576000
4574000
Northwest
Target
West Graben
Target
Sleeper
Pit
Range Front
Target
South Dump
Target
Southwest
Target
Targets
Bonanza-grade Gold Ore
Main Inferred Normal Fault (C. Tarnocai)
Main Structural Corridor (C. Tarnocai)
0 500 1,000
Meters

Figure 1. Priority Exploration Targets, Sleeper District

- The Range Front target coincides with the range-front fault that juxtaposes the outcropping metasedimentary basement and largely concealed Miocene volcanic package. The target is defined on the basis of the exposed tectonic and, possibly, hydrothermal brecciation, silicification, limonite after iron sulfides, and localized chalcedony veining. The structure is also defined by a broad, linear chargeability high along with strongly anomalous rock-chip geochemical values for Ag, As, Sb, Mo, and K, patchy anomalous gold values, and mercury vapor anomalism. Any ore-grade gold and silver mineralization within the Range Front target may be confined to restricted segments of the fault that are influenced by northwest-striking structures, like the one south of the Sleeper pit that controls the Chicken Track vein and was shown previously by Win Rowe to contain gold values near its intersection with the range-front fault. The breccia-stockwork type mineralization is probably the more likely target, although largely blind chalcedony-adularia veins cannot be ruled out. Quartzite and calcareous units within the metasedimentary package may prove to be more favorable hosts than the ubiquitous siltstone. Although the concealed volcanic rocks and unconformably underlying metasedimentary rocks immediately west of the range-front fault have been extensively drilled, the fault itself has apparently yet to be penetrated by a drill hole.

- The South Dump target, largely concealed beneath the south dump, lies west of the range-front fault along the same northwest-striking structure referred to in the above summary of the Range Front target. It is marked by an intense, oval-shaped chargeability high and a north-trending magnetic feature, and is enhanced by several nearby RC holes that reportedly intersected altered rocks and gold values. Re-logging of the cuttings from all previous drill holes in its vicinity should better define (or perhaps eliminate) the South Dump target.

Exploration approach

The first stage of the proposed exploration program at Sleeper would be the completion of the database compilation and eventual merging of the geologic, geochemical, and geophysical data sets in GoCAD format. The bedrock geologic map needs additional input, including the separation and delimitation of the possible rhyolite cryptodome. The structural picture would benefit from further elaboration, which might be assisted by reprocessing of the single east-west seismic line across the district and its western extensions. This reprocessing may also better define overburden thicknesses in the western parts of the district. Stereo interpretation of high-resolution Ikonos or OrbView satellite images of the district may enable detection of subtle lineaments that might reflect bedrock faults. Discrimination of pre- and post-mineral fault offsets would be a useful but not critical addition.

Once the geologic, geochemical, and geophysical data sets are merged, further scrutiny of the full three-dimensional database may allow refinement of the five targets proposed above and, potentially, even the definition of additional targets. The geologic and geophysical data should help to define potentially mineralized fault segments, whereas the drill-hole lithogeochemistry and ASD-defined alteration mineralogy should provide a powerful vectoring tool for gold ore.

Once the proposed exploration targets are fully defined, they will have to be tested with fences of inclined RC holes. Holes will need to be roughly 500 m in length if they are to overlap within bedrock and thereby fully test the targets to an adequate depth. The first hole on each fence will determine the overburden thickness and thereby define the required length of the other holes in the fence. Given the appreciable sizes of the targets, a minimum of six to ten holes will be needed to test each one. The strike extensive targets, such as West Graben, Southwest, and Range Front, will need a minimum of three widely spaced fences in the event that the first fence provides serious encouragement. Once a significant auriferous vein is intersected, the systematic fence drilling could be interrupted in order to immediately offset the ore-grade intercept. A disciplined drilling approach is considered more likely to bring success than a scattergun approach that attempts to test too many targets. It is worth emphasizing that fence drilling was directly responsible for the recent discoveries of new veins at the El Peñón and Cerro Bayo low-sulfidation epithermal gold-silver deposits in Chile.

CONCLUDING REMARKS

The principal exploration target envisioned at Sleeper is a bonanza-grade vein that has greater along-strike and down-dip persistence than the Sleeper vein, but comparable gold tenor. Since this type of gold ore is likely to be metallurgically benign and amenable to conventional cyanidation, the depth of the vein with respect to the supergene-oxidized zone is unimportant. However, any spatially associated sulfidic breccia-stockwork mineralization is likely to be of interest only where pervasively oxidized, unless gold grades are exceptionally high, because this ore type is suspected to be more refractory in nature where in an unoxidized state.

Any undiscovered bonanza-grade veins are most likely to occur along north- to north-northeast-striking faults that cause appreciable offset of the volcanic stratigraphy. West-dipping faults are prioritized over those that dip east because the latter are likely to be subsidiary structures. Such ore-bearing faults appear most likely to lie beyond the area explored to date, although theoretically still well within the confines of what would be a relatively small low-sulfidation epithermal gold district. On the basis of current evidence, Sleeper rhyolite is the most receptive host rock, especially where it is faulted against the stratigraphically underlying andesitic to basaltic flow unit. Nevertheless, the possibility of additional host rocks favorable for ore-shoot development must not be ignored.

Should the proposed exploration program yield success in the form of either a bonanza-grade vein and/or breccia-stockwork ore, further attention will then need to be focused on the known gold-bearing zones at West Wood and Facilities, as well as on the incompletely recovered gold that reportedly remains in the low-grade, sulfide-dominated material on the leach pads.

The recommended exploration targets lie within a 4 x 2-km area both west and east of the Sleeper pit (Fig. 1). Additional potential may exist farther west still, but is assigned a lower priority and not addressed further at this stage because of the likely greater overburden thicknesses. Low-sulfidation epithermal gold mineralization, of apparently the same age as Sleeper, also exists southwest of the range-front fault, within the Slumbering Hills. This area is preliminarily assigned a lower priority than the area west of the range-front fault, but nevertheless requires systematic appraisal. One possibility would be to joint venture these two lower-priority parts of the land holding to any interested third party.

Reno, NV
14th January 2006

Richard H. Sillitoe

West Wood Target Area

Drilling by X-Cal at West Wood

Table 14 West Wood Target Area Intercepts with all historic drill hole intercepts above 0.1 opt Au, including drill holes by AMAX, X-Cal, Placer Dome and the Sleeper JV. ***Intervals >= 0.5 opt Au are bolded.***

Sleeper - West Wood Breccia - All Samples >= 0.1 opt Au

dh	from_m	to_m	len_m	from_ft	to_ft	len_ft	Au_ppm	Au_opt
M0926	216.41	217.93	1.52	710	715	5	9.6	0.28
M0926	219.46	220.98	1.52	720	725	5	14.057	0.41
M0926	222.5	224.03	1.53	730	735	5	8.914	0.26
M0927	211.84	213.36	1.52	695	700	5	3.429	0.1
M0927	214.88	216.41	1.53	705	710	5	4.457	0.13
M0927	216.41	217.93	1.52	710	715	5	7.2	0.21
M0927	217.93	219.46	1.53	715	720	5	5.143	0.15
M0927	219.46	220.98	1.52	720	725	5	3.429	0.1
M0938	193.55	195.07	1.52	635	640	5	3.429	0.1
M0938	196.6	198.12	1.52	645	650	5	10.629	0.31
M0938	198.12	199.64	1.52	650	655	5	5.143	0.15
M0938	199.64	201.17	1.53	655	660	5	4.114	0.12
M0938	207.26	208.79	1.53	680	685	5	6.171	0.18
M0938	**213.36**	**214.88**	**1.52**	**700**	**705**	**5**	**17.143**	**0.5**
M0938	222.5	224.03	1.53	730	735	5	5.143	0.15
MC033	274.32	275.84	1.52	900	905	5	3.429	0.1
MC033	**275.84**	**277.37**	**1.53**	**905**	**910**	**5**	**26.743**	**0.78**
PPW0165	199.64	201.17	1.53	655	660	5	6.857	0.2
PPW0165	202.69	204.22	1.53	665	670	5	7.886	0.23
PPW0165	**245.36**	**246.89**	**1.53**	**805**	**810**	**5**	**34.971**	**1.02**
PPW0165	246.89	248.41	1.52	810	815	5	7.886	0.23
S1572	234.7	236.22	1.52	770	775	5	9.257	0.27
S1572	**236.22**	**237.74**	**1.52**	**775**	**780**	**5**	**25.029**	**0.73**
S1572	237.74	239.27	1.53	780	785	5	3.429	0.1
S1572	240.79	242.32	1.53	790	795	5	12.343	0.36
S1572	**242.32**	**243.84**	**1.52**	**795**	**800**	**5**	**23.314**	**0.68**
S1572	243.84	245.36	1.52	800	805	5	5.486	0.16
S1577	230.12	231.65	1.53	755	760	5	10.971	0.32
S1577	243.84	245.36	1.52	800	805	5	3.771	0.11
S1578	227.08	228.6	1.52	745	750	5	4.457	0.13
S1581	240.79	242.32	1.53	790	795	5	7.886	0.23
S1581	242.32	243.84	1.52	795	800	5	3.771	0.11
S1581	246.89	248.41	1.52	810	815	5	4.114	0.12
S1581	252.98	254.51	1.53	830	835	5	7.886	0.23
S1581	254.51	256.03	1.52	835	840	5	4.114	0.12
S1583	**220.98**	**222.5**	**1.52**	**725**	**730**	**5**	**159.086**	**4.64**
S1583	225.55	227.08	1.53	740	745	5	3.771	0.11
S1586	196.6	198.12	1.52	645	650	5	4.114	0.12
S1589	134.11	135.64	1.53	440	445	5	5.486	0.16
S1589	135.64	137.16	1.52	445	450	5	3.771	0.11

Sleeper - West Wood Breccia - All Samples >= 0.1 opt Au

dh	from_m	to_m	len_m	from_ft	to_ft	len_ft	Au_ppm	Au_opt
S1591	224.03	225.55	1.52	735	740	5	4.457	0.13
S1591	234.7	236.22	1.52	770	775	5	3.429	0.1
S1591	248.41	249.94	1.53	815	820	5	3.429	0.1
S1591	256.03	257.56	1.53	840	845	5	6.857	0.2
S1591	257.56	259.08	1.52	845	850	5	13.714	0.4
S1591	**259.08**	**260.6**	**1.52**	**850**	**855**	**5**	**44.229**	**1.29**
S1591	260.6	262.13	1.53	855	860	5	4.8	0.14
S1591	263.65	265.18	1.53	865	870	5	6.514	0.19
S1591	265.18	266.7	1.52	870	875	5	10.971	0.32
S1593	321.56	323.09	1.53	1055	1060	5	5.486	0.16
S1593	**327.66**	**329.18**	**1.52**	**1075**	**1080**	**5**	**468.686**	**13.67**
S1593	**329.18**	**330.71**	**1.53**	**1080**	**1085**	**5**	**22.971**	**0.67**
S1593	333.76	335.28	1.52	1095	1100	5	8.914	0.26
S1593	342.14	342.9	0.76	1122.5	1125	2.5	3.429	0.1
S1593	343.66	344.42	0.76	1127.5	1130	2.5	3.429	0.1
S1593	344.42	345.19	0.77	1130	1132.5	2.5	9.6	0.28
S1593	345.19	345.95	0.76	1132.5	1135	2.5	4.114	0.12
S1593	347.47	348.23	0.76	1140	1142.5	2.5	3.429	0.1
S1593	348.23	349	0.77	1142.5	1145	2.5	7.886	0.23
S1593	349	350.52	1.52	1145	1150	5	5.486	0.16
S1593	350.52	352.04	1.52	1150	1155	5	8.571	0.25
S1593	352.04	353.57	1.53	1155	1160	5	3.771	0.11
S1593	353.57	355.09	1.52	1160	1165	5	7.2	0.21
S1593	376.43	377.95	1.52	1235	1240	5	4.114	0.12
S1603	224.03	225.55	1.52	735	740	5	9.6	0.28
S1603	225.55	227.08	1.53	740	745	5	7.886	0.23
S1603	228.6	230.12	1.52	750	755	5	8.571	0.25
S1603	**230.12**	**231.65**	**1.53**	**755**	**760**	**5**	**19.543**	**0.57**
S1603	231.65	233.17	1.52	760	765	5	7.543	0.22
S1603	233.17	234.7	1.53	765	770	5	3.771	0.11
S9794P	249.63	249.94	0.31	819	820	1	4.457	0.13
S9794P	254.51	256.64	2.13	835	842	7	5.143	0.15
S9794P	268.22	269.14	0.92	880	883	3	10.971	0.32
WW-01-03	198.12	199.64	1.52	650	655	5	4.49	0.131
WW-01-03	199.64	201.17	1.52	655	660	5	4.31	0.126
WW-01-03	222.5	224.03	1.52	730	735	5	3.52	0.103
WW-01-03	224.03	225.55	1.52	735	740	5	5.47	0.16
WW-01-03	227.08	228.6	1.52	745	750	5	8.25	0.241
WW-01-03	228.6	230.12	1.52	750	755	5	7.22	0.211
WW-01-03	231.65	233.17	1.52	760	765	5	4.39	0.128
WW-01-03	233.17	234.7	1.52	765	770	5	7	0.204

Sleeper - West Wood Breccia - All Samples >= 0.1 opt Au

dh	from_m	to_m	len_m	from_ft	to_ft	len_ft	Au_ppm	Au_opt
WW-01-03	234.7	236.22	1.52	770	775	5	13.65	0.398
WW-01-03	237.74	239.27	1.52	780	785	5	7.55	0.22
WW-01-03	239.27	240.79	1.52	785	790	5	4.31	0.126
WW-01-03	240.79	242.32	1.52	790	795	5	9.23	0.269
WW-01-03	**243.84**	**245.36**	**1.52**	**800**	**805**	**5**	**24.7**	**0.72**
WW-01-03	245.36	246.89	1.52	805	810	5	3.97	0.116
WW-02-03	198.12	199.64	1.52	650	655	5	6.48	0.189
WW-02-03	199.64	201.17	1.52	655	660	5	5.62	0.164
WW-02-03	**236.22**	**237.74**	**1.52**	**775**	**780**	**5**	**81.26**	**2.37**
WW-02-03	237.74	239.27	1.52	780	785	5	3.81	0.111
WW-02-03	326.14	327.66	1.52	1070	1075	5	9.02	0.263
WW-02-03	333.76	335.28	1.52	1095	1100	5	4.96	0.145
WW-03-03	137.16	138.68	1.52	450	455	5	3.73	0.109
WW-03-03	150.88	152.4	1.52	495	500	5	3.56	0.104
WW-03-03	158.5	160.02	1.52	520	525	5	3.56	0.104
WW-03-03	198.12	199.64	1.52	650	655	5	7.23	0.211
WW-03-03	199.64	201.17	1.52	655	660	5	3.53	0.103
WW-03-03	201.17	202.69	1.52	660	665	5	4.73	0.138
WW-03-03	202.69	204.22	1.52	665	670	5	5.28	0.154
WW-03-03	213.36	214.88	1.52	700	705	5	3.73	0.109
WW-04-03	219.46	220.98	1.52	720	725	5	3.55	0.104
WW-04-03	222.5	224.03	1.52	730	735	5	4.3	0.125
WW-04-03	228.6	230.12	1.52	750	755	5	4.73	0.138
WW-04-03	230.12	231.65	1.52	755	760	5	4.39	0.128
WW-04-03	233.17	234.7	1.52	765	770	5	3.72	0.109
WW-04-03	234.7	236.22	1.52	770	775	5	3.85	0.112
WW-04-03	236.22	237.74	1.52	775	780	5	5.17	0.151
WW-04-03	237.74	239.27	1.52	780	785	5	5.42	0.158
WW-04-03	242.32	243.84	1.52	795	800	5	3.82	0.111
WW-04-03	246.89	248.41	1.52	810	815	5	4.32	0.126
WW-04-03	**248.41**	**249.94**	**1.52**	**815**	**820**	**5**	**25.03**	**0.73**
WW-04-03	**249.94**	**251.46**	**1.52**	**820**	**825**	**5**	**21.43**	**0.625**
WW-04-03	251.46	252.98	1.52	825	830	5	7.41	0.216
WW-04-03	252.98	254.51	1.52	830	835	5	3.74	0.109
WW-04-03	254.51	256.03	1.52	835	840	5	9.19	0.268
WW-04-03	256.03	257.56	1.52	840	845	5	6.34	0.185
WW-04-03	257.56	259.08	1.52	845	850	5	8.54	0.249
WW-04-03	259.08	260.6	1.52	850	855	5	4.35	0.127
WW-04-03	269.75	271.27	1.52	885	890	5	4.35	0.127
WW-04-03	278.89	280.42	1.52	915	920	5	7.71	0.225
WW-08-04	171.3	172.82	1.52	562	567	5	4.01	0.117

Sleeper - West Wood Breccia - All Samples >= 0.1 opt Au

dh	from_m	to_m	len_m	from_ft	to_ft	len_ft	Au_ppm	Au_opt
WW-08-04	172.82	174.35	1.52	567	572	5	9.74	0.284
WW-08-04	174.35	175.87	1.52	572	577	5	8.91	0.26
WW-08-04	209.25	210.01	0.76	686.5	689	2.5	4.48	0.131
WW-08-04	213.82	214.58	0.76	701.5	704	2.5	3.88	0.113
WW-08-04	214.58	215.34	0.76	704	706.5	2.5	6.52	0.19
WW-08-04	216.1	216.87	0.76	709	711.5	2.5	7.32	0.214
WW-08-04	217.63	218.39	0.76	714	716.5	2.5	4.58	0.134
WW-08-04	218.39	219.15	0.76	716.5	719	2.5	3.97	0.116
WW-08-04	219.15	219.91	0.76	719	721.5	2.5	4.11	0.12
WW-08-04	219.91	220.68	0.76	721.5	724	2.5	6.12	0.179
WW-08-04	221.44	222.2	0.76	726.5	729	2.5	4.6	0.134
WW-08-04	222.2	222.96	0.76	729	731.5	2.5	11.3	0.33
WW-08-04	222.96	223.72	0.76	731.5	734	2.5	16	0.467
WW-08-04	223.72	224.49	0.76	734	736.5	2.5	15.2	0.443
WW-08-04	**224.49**	**225.25**	**0.76**	**736.5**	**739**	**2.5**	**17.85**	**0.521**
WW-08-04	225.25	226.01	0.76	739	741.5	2.5	5.14	0.15
WW-08-04	226.01	226.77	0.76	741.5	744	2.5	5.99	0.175
WW-08-04	226.77	227.53	0.76	744	746.5	2.5	13.6	0.397
WW-08-04	227.53	228.3	0.76	746.5	749	2.5	9.77	0.285
WW-08-04	228.3	229.06	0.76	749	751.5	2.5	12.35	0.36
WW-08-04	229.06	229.82	0.76	751.5	754	2.5	4.46	0.13
WW-08-04	229.82	230.58	0.76	754	756.5	2.5	8.51	0.248
WW-08-04	231.34	232.11	0.76	759	761.5	2.5	8.39	0.245
WW-08-04	232.11	232.87	0.76	761.5	764	2.5	12.4	0.362
WW-08-04	232.87	233.63	0.76	764	766.5	2.5	7.21	0.21
WW-08-04	233.63	234.39	0.76	766.5	769	2.5	8.25	0.241
WW-08-04	234.39	235.15	0.76	769	771.5	2.5	5.94	0.173
WW-08-04	235.15	235.92	0.76	771.5	774	2.5	10.85	0.316
WW-08-04	**235.92**	**236.68**	**0.76**	**774**	**776.5**	**2.5**	**18.8**	**0.548**
WW-08-04	236.68	237.44	0.76	776.5	779	2.5	8.37	0.244
WW-08-04	**237.44**	**238.2**	**0.76**	**779**	**781.5**	**2.5**	**20.3**	**0.592**
WW-08-04	238.2	238.96	0.76	781.5	784	2.5	10.05	0.293
WW-08-04	238.96	239.73	0.76	784	786.5	2.5	15.2	0.443
WW-08-04	**239.73**	**240.49**	**0.76**	**786.5**	**789**	**2.5**	**22.3**	**0.65**
WW-08-04	240.49	241.25	0.76	789	791.5	2.5	4.49	0.131
WW-08-04	242.77	243.54	0.76	796.5	799	2.5	3.64	0.106
WW-08-04	248.11	248.87	0.76	814	816.5	2.5	9.29	0.271
WW-08-04	248.87	249.63	0.76	816.5	819	2.5	17.15	0.5
WW-08-04	**249.63**	**250.39**	**0.76**	**819**	**821.5**	**2.5**	**17.35**	**0.506**
WW-08-04	**250.39**	**251.16**	**0.76**	**821.5**	**824**	**2.5**	**26.7**	**0.779**
WW-08-04	251.16	251.92	0.76	824	826.5	2.5	7.5	0.219

Sleeper - West Wood Breccia - All Samples >= 0.1 opt Au

dh	from_m	to_m	len_m	from_ft	to_ft	len_ft	Au_ppm	Au_opt
WW-08-04	254.2	254.97	0.76	834	836.5	2.5	5.27	0.154
WW-08-04	254.97	255.73	0.76	836.5	839	2.5	4.17	0.122
WW-08-04	256.49	257.25	0.76	841.5	844	2.5	13.7	0.4
WW-08-04	257.25	258.01	0.76	844	846.5	2.5	7.2	0.21
WW-08-04	259.54	260.3	0.76	851.5	854	2.5	5.39	0.157
WW-09-04	230.12	230.43	0.3	755	756	1	5.1	0.149
WW-09-04	238.66	239.48	0.82	783	785.7	2.7	9.9	0.289
WW-09-04	239.48	241.1	1.62	785.7	791	5.3	15.7	0.458
WW-10-04	259.99	261.52	1.52	853	858	5	8.11	0.237
WW-10-04	261.52	262.28	0.76	858	860.5	2.5	6.37	0.186
WW-10-04	263.04	263.8	0.76	863	865.5	2.5	6.93	0.202
WW-10-04	263.8	264.57	0.76	865.5	868	2.5	8.83	0.258
WW-10-04	**264.57**	**265.33**	**0.76**	**868**	**870.5**	**2.5**	**21.5**	**0.627**
WW-10-04	265.33	266.09	0.76	870.5	873	2.5	8.35	0.244
WW-10-04	266.09	267.31	1.22	873	877	4	6.71	0.196
WW-10-04	268.07	268.83	0.76	879.5	882	2.5	6.96	0.203
WW-10-04	269.6	270.36	0.76	884.5	887	2.5	6.05	0.176
WW-10-04	271.12	271.88	0.76	889.5	892	2.5	3.54	0.103
WW-10-04	277.22	277.98	0.76	909.5	912	2.5	3.64	0.106
WW-10-04	279.5	280.26	0.76	917	919.5	2.5	8.08	0.236
WW-10-04	281.03	281.79	0.76	922	924.5	2.5	5.81	0.169
WW-10-04	281.79	282.55	0.76	924.5	927	2.5	9.43	0.275
WW-10-04	282.55	283.31	0.76	927	929.5	2.5	4.73	0.138
WW-10-04	283.31	284.07	0.76	929.5	932	2.5	8.22	0.24
WW-10-04	284.07	284.84	0.76	932	934.5	2.5	4.21	0.123
WW-10-04	**287.12**	**287.88**	**0.76**	**942**	**944.5**	**2.5**	**46**	**1.342**
WW-10-04	288.65	289.41	0.76	947	949.5	2.5	3.79	0.111
WW-10-04	289.41	290.17	0.76	949.5	952	2.5	6.33	0.185
WW-10-04	290.17	290.93	0.76	952	954.5	2.5	6.58	0.192
WW-10-04	290.93	291.69	0.76	954.5	957	2.5	6.29	0.183
WW-10-04	291.69	292.46	0.76	957	959.5	2.5	10.7	0.312
WW-10-04	**292.46**	**293.22**	**0.76**	**959.5**	**962**	**2.5**	**17.45**	**0.509**
WW-10-04	293.22	293.98	0.76	962	964.5	2.5	6.08	0.177
WW-10-04	293.98	294.74	0.76	964.5	967	2.5	4.33	0.126
WW-10-04	296.27	297.03	0.76	972	974.5	2.5	4.3	0.125
WW-10-04	298.55	299.31	0.76	979.5	982	2.5	5.21	0.152
WW-10-04	299.31	300.08	0.76	982	984.5	2.5	3.42	0.1
WW-10-04	302.36	303.12	0.76	992	994.5	2.5	7.81	0.228
WW-10-04	303.12	303.89	0.76	994.5	997	2.5	5.35	0.156
WW-10-04	304.65	305.41	0.76	999.5	1002	2.5	7.06	0.206
WW-10-04	305.41	306.17	0.76	1002	1004.5	2.5	6.89	0.201

Sleeper - West Wood Breccia - All Samples >= 0.1 opt Au

dh	from_m	to_m	len_m	from_ft	to_ft	len_ft	Au_ppm	Au_opt
WW-10-04	306.93	307.7	0.76	1007	1009.5	2.5	8.62	0.251
WW-10-04	307.7	308.46	0.76	1009.5	1012	2.5	5.07	0.148
WW-10-04	309.98	310.74	0.76	1017	1019.5	2.5	5.43	0.158
WW-10-04	310.74	311.51	0.76	1019.5	1022	2.5	3.92	0.114
WW-11-04	319.43	320.19	0.76	1048	1050.5	2.5	7.01	0.204
WW-11-04	320.19	320.95	0.76	1050.5	1053	2.5	9.58	0.279
WW-11-04	320.95	321.72	0.76	1053	1055.5	2.5	7.22	0.211
WW-12-04	274.38	274.66	0.27	900.2	901.1	0.9	4.678	0.136
WW-12-04	356.92	358.44	1.52	1171	1176	5	6.232	0.182
WW-12-04	375.21	376.73	1.52	1231	1236	5	3.966	0.116
WW-13-04	281.03	282.55	1.52	922	927	5	6.02	0.176
WW-13-04	282.55	284.07	1.52	927	932	5	7.56	0.221
WW-14-04	116.98	118.81	1.83	383.8	389.8	6	5.28	0.154
WW-14-04	118.81	120.09	1.28	389.8	394	4.2	5.52	0.161
WW-14-04	120.09	121.62	1.52	394	399	5	5.451	0.159
WW-14-04	121.62	123.14	1.52	399	404	5	7.131	0.208
WW-14-04	123.14	124.66	1.52	404	409	5	6.069	0.177
WW-14-04	234.39	235.15	0.76	769	771.5	2.5	9.4	0.274
WW-14-04	235.92	236.68	0.76	774	776.5	2.5	9.8	0.286
WW-14-04	237.44	238.2	0.76	779	781.5	2.5	4.5	0.131
WW-14-04	238.2	238.96	0.76	781.5	784	2.5	8.133	0.237
WW-14-04	**251.55**	**252.47**	**0.91**	**825.3**	**828.3**	**3**	**100.423**	**2.929**
WW-14-04	252.47	253.23	0.76	828.3	830.8	2.5	15.977	0.466
WW-14-04	253.23	254.2	0.98	830.8	834	3.2	9.84	0.287
WW-14-04	254.2	254.97	0.76	834	836.5	2.5	5.211	0.152
WW-14-04	254.97	255.73	0.76	836.5	839	2.5	6.034	0.176
WW-14-04	255.73	256.95	1.22	839	843	4	10.046	0.293
WW-14-04	**256.95**	**257.71**	**0.76**	**843**	**845.5**	**2.5**	**76.149**	**2.221**
WW-14-04	**257.71**	**258.47**	**0.76**	**845.5**	**848**	**2.5**	**44.674**	**1.303**
WW-14-04	258.47	259.23	0.76	848	850.5	2.5	5.931	0.173
WW-14-04	**259.23**	**259.72**	**0.49**	**850.5**	**852.1**	**1.6**	**17.863**	**0.521**
WW-14-04	259.72	260.48	0.76	852.1	854.6	2.5	4.903	0.143
WW-14-04	**261.24**	**262.01**	**0.76**	**857.1**	**859.6**	**2.5**	**20.674**	**0.603**
WW-14-04	262.01	262.77	0.76	859.6	862.1	2.5	4.114	0.12
WW-14-04	262.77	263.53	0.76	862.1	864.6	2.5	3.909	0.114
WW-14-04	263.53	264.29	0.76	864.6	867.1	2.5	14.606	0.426
WW-14-04	264.29	265.05	0.76	867.1	869.6	2.5	9.6	0.28
WW-14-04	265.05	265.82	0.76	869.6	872.1	2.5	4.286	0.125
WW-14-04	265.82	266.58	0.76	872.1	874.6	2.5	4.251	0.124
WW-14-04	266.58	267.34	0.76	874.6	877.1	2.5	5.52	0.161
WW-14-04	**267.34**	**268.1**	**0.76**	**877.1**	**879.6**	**2.5**	**19.954**	**0.582**

Sleeper - West Wood Breccia - All Samples >= 0.1 opt Au

dh	from_m	to_m	len_m	from_ft	to_ft	len_ft	Au_ppm	Au_opt
WW-14-04	268.1	268.86	0.76	879.6	882.1	2.5	3.669	0.107
WW-14-04	269.63	270.39	0.76	884.6	887.1	2.5	4.731	0.138
WW-14-04	270.39	271.15	0.76	887.1	889.6	2.5	5.966	0.174
WW-14-04	271.91	272.67	0.76	892.1	894.6	2.5	3.737	0.109
WW-14-04	272.67	273.44	0.76	894.6	897.1	2.5	3.634	0.106
WW-14-04	274.2	274.96	0.76	899.6	902.1	2.5	4.766	0.139
WW-14-04	275.72	276.48	0.76	904.6	907.1	2.5	3.463	0.101
WW-14-04	276.48	277.25	0.76	907.1	909.6	2.5	3.6	0.105
WW-14-04	278.01	278.77	0.76	912.1	914.6	2.5	4.423	0.129
WW-14-04	278.77	279.53	0.76	914.6	917.1	2.5	3.771	0.11
WW-14-04	279.53	280.29	0.76	917.1	919.6	2.5	4.217	0.123
WW-14-04	280.29	281.06	0.76	919.6	922.1	2.5	4.08	0.119
WW-14-04	281.82	282.58	0.76	924.6	927.1	2.5	5.211	0.152
WW-14-04	282.58	283.34	0.76	927.1	929.6	2.5	7.714	0.225
WW-14-04	283.34	284.1	0.76	929.6	932.1	2.5	5.76	0.168
WW-14-04	**284.1**	**284.87**	**0.76**	**932.1**	**934.6**	**2.5**	**20.023**	**0.584**
WW-14-04	**284.87**	**285.63**	**0.76**	**934.6**	**937.1**	**2.5**	**44.571**	**1.3**
WW-14-04	**285.63**	**286.39**	**0.76**	**937.1**	**939.6**	**2.5**	**38.777**	**1.131**
WW-14-04	**286.39**	**287.15**	**0.76**	**939.6**	**942.1**	**2.5**	**30.549**	**0.891**
WW-14-04	287.15	287.91	0.76	942.1	944.6	2.5	3.531	0.103
WW-14-04	287.91	288.68	0.76	944.6	947.1	2.5	12.103	0.353
WW-14-04	290.96	291.72	0.76	954.6	957.1	2.5	3.977	0.116
WW-14-04	291.72	292.49	0.76	957.1	959.6	2.5	8.846	0.258
WW-14-04	**292.49**	**293.25**	**0.76**	**959.6**	**962.1**	**2.5**	**55.92**	**1.631**
WW-14-04	**293.25**	**294.01**	**0.76**	**962.1**	**964.6**	**2.5**	**20.091**	**0.586**
WW-14-04	294.77	295.53	0.76	967.1	969.6	2.5	4.56	0.133
WW-14-04	**295.53**	**296.3**	**0.76**	**969.6**	**972.1**	**2.5**	**41.246**	**1.203**
WW-14-04	296.3	297.06	0.76	972.1	974.6	2.5	9.669	0.282
WW-14-04	297.06	297.82	0.76	974.6	977.1	2.5	16.32	0.476
WW-14-04	297.82	298.58	0.76	977.1	979.6	2.5	5.177	0.151
WW-14-04	298.58	299.34	0.76	979.6	982.1	2.5	9.634	0.281
WW-14-04	299.34	300.11	0.76	982.1	984.6	2.5	6.137	0.179
WW-14-04	300.11	300.87	0.76	984.6	987.1	2.5	3.429	0.1
WW-14-04	300.87	301.63	0.76	987.1	989.6	2.5	3.566	0.104
WW-14-04	301.63	302.39	0.76	989.6	992.1	2.5	6.343	0.185
WW-14-04	302.39	303.15	0.76	992.1	994.6	2.5	3.669	0.107
WW-14-04	303.92	304.68	0.76	997.1	999.6	2.5	4.766	0.139
WW-14-04	304.68	305.44	0.76	999.6	1002.1	2.5	4.32	0.126
WW-14-04	305.44	306.2	0.76	1002.1	1004.6	2.5	4.183	0.122
WW-14-04	310.01	310.77	0.76	1017.1	1019.6	2.5	4.78	0.139
WW-14-04	312.42	313.85	1.43	1025	1029.7	4.7	3.434	0.1

Sleeper - West Wood Breccia - All Samples >= 0.1 opt Au

dh	from_m	to_m	len_m	from_ft	to_ft	len_ft	Au_ppm	Au_opt
WW-14-04	313.85	315.32	1.46	1029.7	1034.5	4.8	7.78	0.227
WW-14-04	316.08	316.84	0.76	1037	1039.5	2.5	3.656	0.107
WW-16-04	224.03	224.79	0.76	735	737.5	2.5	3.716	0.108
WW-16-04	232.41	233.17	0.76	762.5	765	2.5	8.6	0.251
WW-16-04	236.98	237.74	0.76	777.5	780	2.5	3.644	0.106
WW-16-04	238.51	239.27	0.76	782.5	785	2.5	7.733	0.226
WW-16-04	320.04	321.56	1.52	1050	1055	5	3.738	0.109
WW-17-04	188.98	190.5	1.52	620	625	5	3.56	0.104
WW-17-04	204.83	206.29	1.46	672	676.8	4.8	3.943	0.115
WW-17-04	210.62	212.14	1.52	691	696	5	4.66	0.136
WW-17-04	212.14	213.66	1.52	696	701	5	5.648	0.165
WW-17-04	221.89	223.02	1.13	728	731.7	3.7	9.6	0.28
WW-17-04	225.86	227.38	1.52	741	746	5	7.172	0.209
WW-17-04	227.38	228.9	1.52	746	751	5	4.544	0.133
WW-17-04	230.43	231.95	1.52	756	761	5	4.784	0.14
WW-17-04	231.95	232.87	0.91	761	764	3	4.324	0.126
WW-17-04	232.87	234.39	1.52	764	769	5	3.712	0.108
WW-17-04	253.44	254.2	0.76	831.5	834	2.5	3.816	0.111
WW-17-04	283.16	284.68	1.52	929	934	5	6.651	0.194
WW-17-04	286.21	287.73	1.52	939	944	5	4.731	0.138
WW-17-04	**287.73**	**289.26**	**1.52**	**944**	**949**	**5**	**39.67**	**1.157**
WW-17-04	**289.26**	**290.78**	**1.52**	**949**	**954**	**5**	**25.54**	**0.745**
WW-17-04	290.78	292.3	1.52	954	959	5	6.4	0.187
WW-17-04	292.3	293.07	0.76	959	961.5	2.5	7.24	0.211
WW-17-04	293.83	294.59	0.76	964	966.5	2.5	4.18	0.122
WW-17-04	295.35	296.11	0.76	969	971.5	2.5	5.862	0.171
WW-17-04	310.29	311.81	1.52	1018	1023	5	4.8	0.14
WW-17-04	322.48	324	1.52	1058	1063	5	3.614	0.105
WW-18-04	197.75	199.03	1.28	648.8	653	4.2	6.4	0.187
WW-18-04	199.03	199.95	0.91	653	656	3	4.733	0.138
WW-18-04	199.95	200.71	0.76	656	658.5	2.5	10.467	0.305
WW-18-04	**200.71**	**201.47**	**0.76**	**658.5**	**661**	**2.5**	**19.4**	**0.566**
WW-18-04	201.47	202.23	0.76	661	663.5	2.5	8.76	0.256
WW-18-04	202.23	203	0.76	663.5	666	2.5	7.684	0.224
WW-18-04	203	203.76	0.76	666	668.5	2.5	7.067	0.206
WW-18-04	**203.76**	**204.52**	**0.76**	**668.5**	**671**	**2.5**	**17.4**	**0.508**
WW-18-04	204.52	205.28	0.76	671	673.5	2.5	3.862	0.113
WW-18-04	205.28	206.04	0.76	673.5	676	2.5	9.067	0.264
WW-18-04	206.81	207.57	0.76	678.5	681	2.5	6.733	0.196
WW-18-04	207.57	208.33	0.76	681	683.5	2.5	10.667	0.311
WW-18-04	209.09	209.85	0.76	686	688.5	2.5	3.696	0.108

Sleeper - West Wood Breccia - All Samples >= 0.1 opt Au

dh	from_m	to_m	len_m	from_ft	to_ft	len_ft	Au_ppm	Au_opt
WW-18-04	210.62	211.32	0.7	691	693.3	2.3	12.533	0.366
WW-18-04	211.32	212.14	0.82	693.3	696	2.7	10.067	0.294
WW-18-04	212.14	212.9	0.76	696	698.5	2.5	21.267	0.62
WW-18-04	**212.9**	**213.66**	**0.76**	**698.5**	**701**	**2.5**	**59**	**1.721**
WW-18-04	**213.66**	**214.43**	**0.76**	**701**	**703.5**	**2.5**	**36.733**	**1.071**
WW-18-04	214.43	215.19	0.76	703.5	706	2.5	15.333	0.447
WW-18-04	215.19	215.95	0.76	706	708.5	2.5	9.62	0.281
WW-18-04	215.95	216.71	0.76	708.5	711	2.5	7.067	0.206
WW-18-04	216.71	217.47	0.76	711	713.5	2.5	7.667	0.224
WW-18-04	**217.47**	**218.24**	**0.76**	**713.5**	**716**	**2.5**	**20.467**	**0.597**
WW-18-04	218.24	219	0.76	716	718.5	2.5	9.133	0.266
WW-18-04	219	219.76	0.76	718.5	721	2.5	5.2	0.152
WW-18-04	221.28	222.05	0.76	726	728.5	2.5	3.806	0.111
WW-18-04	222.05	222.81	0.76	728.5	731	2.5	6.2	0.181
WW-18-04	222.81	223.57	0.76	731	733.5	2.5	5.733	0.167
WW-18-04	223.57	224.33	0.76	733.5	736	2.5	5.3	0.155
WW-18-04	224.33	225.09	0.76	736	738.5	2.5	5.62	0.164
WW-19-04	194.77	196.32	1.55	639	644.1	5.1	8.48	0.247
WW-19-04	196.32	197.66	1.34	644.1	648.5	4.4	13.4	0.391
WW-19-04	197.66	199.55	1.89	648.5	654.7	6.2	16.867	0.492
WW-19-04	231.19	232.71	1.52	758.5	763.5	5	3.512	0.102
WW-19-04	238.66	239.42	0.76	783	785.5	2.5	6.533	0.191
WW-19-04	239.42	240.79	1.37	785.5	790	4.5	4.76	0.139
WW-21-04	**313.94**	**315.47**	**1.52**	**1030**	**1035**	**5**	**93.067**	**2.714**
WW-22-04	212.6	213.36	0.76	697.5	700	2.5	8.04	0.235
WW-22-04	214.12	214.88	0.76	702.5	705	2.5	3.616	0.105
WW-22-04	215.65	216.41	0.76	707.5	710	2.5	5.133	0.15
WW-22-04	221.74	222.5	0.76	727.5	730	2.5	3.848	0.112
WW-22-04	223.27	224.33	1.07	732.5	736	3.5	3.806	0.111
WW-23-04	**230.12**	**231.65**	**1.52**	**755**	**760**	**5**	**17.867**	**0.521**
WW-23-04	231.65	233.17	1.52	760	765	5	7.467	0.218
WW-23-04	233.17	234.7	1.52	765	770	5	5.5	0.16
WW-25-04	245.36	246.13	0.76	805	807.5	2.5	6.672	0.195
WW-25-04	247.65	248.41	0.76	812.5	815	2.5	7.14	0.208
WW-25-04	248.41	249.17	0.76	815	817.5	2.5	8.06	0.235
WW-25-04	249.94	250.7	0.76	820	822.5	2.5	4.42	0.129
WW-25-04	250.7	251.46	0.76	822.5	825	2.5	6.544	0.191
WW-25-04	314.71	315.47	0.76	1032.5	1035	2.5	6.432	0.188
WW-25-04	315.47	316.23	0.76	1035	1037.5	2.5	7.7	0.225
WW-25-04	317.75	318.52	0.76	1042.5	1045	2.5	7.088	0.207
WW-25-04	318.52	319.28	0.76	1045	1047.5	2.5	7.736	0.226

Sleeper - West Wood Breccia - All Samples >= 0.1 opt Au

dh	from_m	to_m	len_m	from_ft	to_ft	len_ft	Au_ppm	Au_opt
WW-25-04	319.28	320.04	0.76	1047.5	1050	2.5	6.2	0.181
WW-25-04	320.04	320.8	0.76	1050	1052.5	2.5	6.4	0.187
WW-25-04	320.8	321.56	0.76	1052.5	1055	2.5	5.06	0.148
WW-25-04	321.56	322.33	0.76	1055	1057.5	2.5	3.852	0.112
WW-27-04	267.46	268.22	0.76	877.5	880	2.5	4.9	0.143
WW-27-04	272.03	272.8	0.76	892.5	895	2.5	5.3	0.155
WW-27-04	272.8	273.56	0.76	895	897.5	2.5	5.586	0.163
WW-27-04	273.56	274.32	0.76	897.5	900	2.5	6.42	0.187
WW-27-04	278.13	278.89	0.76	912.5	915	2.5	5.42	0.158
WW-27-04	278.89	279.65	0.76	915	917.5	2.5	8.68	0.253
WW-27-04	279.65	280.42	0.76	917.5	920	2.5	11.348	0.331
WW-27-04	280.42	281.18	0.76	920	922.5	2.5	12.343	0.36
WW-27-04	281.18	281.94	0.76	922.5	925	2.5	3.78	0.11
WW-27-04	304.04	304.8	0.76	997.5	1000	2.5	6.91	0.202
WW-27-04	308.15	308.88	0.73	1011	1013.4	2.4	4.55	0.133
WW-27-04	**309.68**	**309.98**	**0.3**	**1016**	**1017**	**1**	**59.068**	**1.723**
WW-27-04	309.98	310.29	0.3	1017	1018	1	10.021	0.292
WW-27-04	**310.29**	**310.59**	**0.3**	**1018**	**1019**	**1**	**48.778**	**1.423**
WW-27-04	**310.59**	**310.9**	**0.3**	**1019**	**1020**	**1**	**196.028**	**5.717**
WW-27-04	**310.9**	**311.2**	**0.3**	**1020**	**1021**	**1**	**144.941**	**4.227**
WW-27-04	311.2	311.51	0.3	1021	1022	1	14.077	0.411
WW-27-04	**311.51**	**311.81**	**0.3**	**1022**	**1023**	**1**	**40.298**	**1.175**
WW-27-04	311.81	312.12	0.3	1023	1024	1	8.04	0.235
WW-27-04	**312.42**	**312.72**	**0.3**	**1025**	**1026**	**1**	**40.881**	**1.192**
WW-27-04	313.33	313.64	0.3	1028	1029	1	5.711	0.167
WW-27-04	313.64	313.94	0.3	1029	1030	1	5.712	0.167
WW-27-04	314.25	314.55	0.3	1031	1032	1	3.813	0.111
WW-27-04	314.55	314.86	0.3	1032	1033	1	40.176	1.172
WW-27-04	315.47	315.77	0.3	1035	1036	1	5.169	0.151
WW-28-04	210.31	211.84	1.52	690	695	5	5.94	0.173
WW-28-04	264.41	265.18	0.76	867.5	870	2.5	3.858	0.113
WW-28-04	**265.18**	**265.94**	**0.76**	**870**	**872.5**	**2.5**	**71.4**	**2.083**
WW-28-04	265.94	266.7	0.76	872.5	875	2.5	5.59	0.163
WW-29-04	292.61	294.13	1.52	960	965	5	3.909	0.114
WW-29-04	294.13	295.66	1.52	965	970	5	12.8	0.373
WW-29-04	297.18	298.7	1.52	975	980	5	4.2	0.123
WW-30-04	264.41	265.18	0.76	867.5	870	2.5	3.88	0.113
WW-30-04	265.94	266.7	0.76	872.5	875	2.5	7.467	0.218
WW-30-04	283.46	284.23	0.76	930	932.5	2.5	3.6	0.105
WW-30-04	284.23	284.99	0.76	932.5	935	2.5	3.774	0.11
WW-30-04	284.99	285.75	0.76	935	937.5	2.5	3.852	0.112

Sleeper - West Wood Breccia - All Samples >= 0.1 opt Au

dh	from_m	to_m	len_m	from_ft	to_ft	len_ft	Au_ppm	Au_opt
WW-30-04	295.66	296.42	0.76	970	972.5	2.5	7.22	0.211
WW-30-04	303.28	304.04	0.76	995	997.5	2.5	4.15	0.121
WW-30-04	304.04	304.8	0.76	997.5	1000	2.5	5.14	0.15
WW-30-04	305.56	306.32	0.76	1002.5	1005	2.5	3.746	0.109
WW-30-04	316.99	318.52	1.52	1040	1045	5	3.83	0.112
WW-31-04	**259.08**	**260.6**	**1.52**	**850**	**855**	**5**	**34**	**0.992**
WW-31-04	266.7	268.22	1.52	875	880	5	6.71	0.196
WW-31-04	268.22	269.75	1.52	880	885	5	4.73	0.138
WW-31-04	284.99	286.51	1.52	935	940	5	4.04	0.118
WW-31-04	288.04	289.56	1.52	945	950	5	3.48	0.102
WW-31-04	292.61	293.37	0.76	960	962.5	2.5	4.37	0.127
WW-31-04	293.37	294.13	0.76	962.5	965	2.5	3.767	0.11
WW-31-04	298.7	299.47	0.76	980	982.5	2.5	3.493	0.102
WW-31-04	299.47	300.23	0.76	982.5	985	2.5	4.048	0.118
WW-31-04	300.99	301.75	0.76	987.5	990	2.5	5.25	0.153
WW-31-04	301.75	302.51	0.76	990	992.5	2.5	4.2	0.123
WW-31-04	304.04	304.8	0.76	997.5	1000	2.5	3.955	0.115
WW-31-04	306.32	307.09	0.76	1005	1007.5	2.5	4.07	0.119
WW-31-04	308.61	309.37	0.76	1012.5	1015	2.5	3.75	0.109
WW-31-04	310.13	310.9	0.76	1017.5	1020	2.5	5.12	0.149
WW-31-04	310.9	311.66	0.76	1020	1022.5	2.5	5.37	0.157
WW-31-04	311.66	312.42	0.76	1022.5	1025	2.5	4.84	0.141
WW-31-04	312.42	313.18	0.76	1025	1027.5	2.5	3.995	0.117
WW-31-04	314.71	315.47	0.76	1032.5	1035	2.5	3.851	0.112
WW-32-04	170.69	172.21	1.52	560	565	5	3.57	0.104
WW-32-04	172.21	173.74	1.52	565	570	5	4.91	0.143
WW-32-04	175.26	176.78	1.52	575	580	5	5.78	0.169
WW-32-04	329.18	329.95	0.76	1080	1082.5	2.5	7.95	0.232
WW-32-04	329.95	330.71	0.76	1082.5	1085	2.5	3.68	0.107
WW-32-04	331.47	332.23	0.76	1087.5	1090	2.5	3.674	0.107
WW-32-04	332.23	332.99	0.76	1090	1092.5	2.5	4.67	0.136
WW-32-04	336.04	336.8	0.76	1102.5	1105	2.5	4.21	0.123
WW-33-04	172.21	173.74	1.52	565	570	5	6	0.175
WW-33-04	190.5	192.02	1.52	625	630	5	3.433	0.1
WW-33-04	192.02	193.55	1.52	630	635	5	9.668	0.282
WW-33-04	196.6	198.12	1.52	645	650	5	5.45	0.159
WW-33-04	202.69	204.22	1.52	665	670	5	3.815	0.111
WW-33-04	204.22	205.74	1.52	670	675	5	4.53	0.132
WW-33-04	205.74	207.26	1.52	675	680	5	3.672	0.107
WW-33-04	236.22	236.98	0.76	775	777.5	2.5	7.04	0.205
WW-33-04	236.98	237.74	0.76	777.5	780	2.5	4.88	0.142

Sleeper - West Wood Breccia - All Samples >= 0.1 opt Au

dh	from_m	to_m	len_m	from_ft	to_ft	len_ft	Au_ppm	Au_opt
WW-33-04	237.74	238.51	0.76	780	782.5	2.5	4.73	0.138
WW-33-04	238.51	239.27	0.76	782.5	785	2.5	3.982	0.116
WW-33-04	239.27	240.03	0.76	785	787.5	2.5	5.08	0.148
WW-33-04	242.32	243.08	0.76	795	797.5	2.5	5.25	0.153
WW-33-04	243.08	243.84	0.76	797.5	800	2.5	6.33	0.185
WW-33-04	259.08	259.84	0.76	850	852.5	2.5	3.919	0.114
WW-33-04	259.84	260.6	0.76	852.5	855	2.5	4.6	0.134
WW-33-04	260.6	261.37	0.76	855	857.5	2.5	3.908	0.114
WW-33-04	264.41	265.18	0.76	867.5	870	2.5	4.45	0.13
WW-33-04	265.94	266.7	0.76	872.5	875	2.5	12.42	0.362
WW-33-04	266.7	267.46	0.76	875	877.5	2.5	6.44	0.188
WW-33-04	267.46	268.22	0.76	877.5	880	2.5	3.436	0.1
WW-33-04	268.22	268.99	0.76	880	882.5	2.5	4.99	0.146
WW-33-04	**270.51**	**271.27**	**0.76**	**887.5**	**890**	**2.5**	**37.2**	**1.085**
WW-33-04	271.27	272.03	0.76	890	892.5	2.5	9.47	0.276
WW-33-04	**272.03**	**272.8**	**0.76**	**892.5**	**895**	**2.5**	**22.933**	**0.669**
WW-33-04	272.8	274.32	1.52	895	900	5	5.7	0.166
WW-33-04	274.32	275.84	1.52	900	905	5	15.2	0.443
WW-34-05	185.01	186.54	1.53	607	612	5	3.925	0.114
WW-34-05	191.11	192.63	1.52	627	632	5	9.797	0.286
WW-34-05	192.63	194.31	1.68	632	637.5	5.5	3.92	0.114
WW-34-05	**194.31**	**195.07**	**0.76**	**637.5**	**640**	**2.5**	**24.162**	**0.705**
WW-34-05	195.07	195.83	0.76	640	642.5	2.5	8.15	0.238
WW-34-05	195.83	196.6	0.77	642.5	645	2.5	8.33	0.243
WW-36-05	114.3	115.82	1.52	375	380	5	3.73	0.109
WW-36-05	115.82	117.35	1.52	380	385	5	4.754	0.139
WW-37-05	142.04	143.1	1.07	466	469.5	3.5	4.62	0.135
WW-37-05	159.41	160.63	1.22	523	527	4	3.887	0.113

Drilling by the Sleeper JV at Facilities Target

Table 15 Facilities Target area intercepts with Au > 0.1 opt.

Drill Hole	From To	Length	oz Au/ton	g Au/t	oz Ag/t
FAC-06-04	500 - 510 ft	10	0.173	5.931	0.125
FAC-11-04	485 - 495 ft	10	0.151	5.181	0.197
FAC-12-04	90 - 100 ft	10	0.306	10.485	0.259
FAC-18-04	510 - 520 ft	10	1.572	53.887	0.875
FAC-19-04	480 - 490 ft	10	0.208	7.145	0.507
FAC-20-04	535 - 545 ft	10	0.458	15.693	1.581

CERTIFICATE OF AUTHOR
STATEMENT OF QUALIFICATIONS

Robert E. Thomason
President **RTGEO LLC**
5015 Snowy Mountain Drive
Winnemucca, NV 89445
Phone 775/421-2193
email rtgeo1@yahoo.com

I, Robert E. Thomason, do hereby certify that:

1. I am presently the President of

RTGEO LLC
5015 Snowy Mountain Drive
Winnemucca, Nevada 89445

2. I graduated with a Bachelor of Arts degree in Geology from California State University Chico in 1977 and a Master of Science degree in Economic Geology from the Oregon State University in 1983

3. I am a Licensed Geologist registered with the State of Washington, No. 1880, a Fellow of the Society of Economic Geologist, and a member of the Geological Society of Nevada.

4. I have worked as a geologist for a total of 29 years since my graduation from university.

5. I have read the definition of "Qualified Person" set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "Qualified Person" for the purposes of NI 43-101.

6. I am responsible for the preparation of the technical report titled Technical Report on the Sleeper Gold Property (the "Technical Report") relating to the Sleeper Gold Property and dated the _12 th___ of _March__, 2006

7. I have not had prior involvement with the property that is the subject of the Technical Report. I have recently visited the subject property on February 24, 2006 and have examined core, RC chips, detailed geological, geophysical and geochemical maps, cross sections and exploration target areas. Prior to my recent visit I have worked in the local region as an exploration geologist on several occasions. During this work I have had the opportunity to examine parts of Sleeper Gold Property.

8. I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

9. I am independent of the issuer applying all of the tests in Section 1.4 of National Instrument 43-101.

10. I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

11. I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this _12 th____ Day of __March__, 2006

[Seal of Author]

Signature Author
Robert E. Thomason, L.G. No 1880

Robert E. Thomason

Printed Name of Author
Robert E. Thomason, L.G. No 1880



State of Washington
1880
Licensed Geologist
Robert Edward Thomason

CERTIFICATE OF CO-AUTHOR
STATEMENT OF QUALIFICATIONS

Winthrop A. Rowe
Geologist
4324 Desert Hills Drive
Sparks, NV 89436
Phone: 775-626-1883
Fax: 775-626-1553
E mail: winrowe@aol.com

I, Winthrop A. Rowe, do hereby certify that:

1. I am currently employed under consulting retainer contract as Exploration Manager for X-Cal Resources, Ltd.:

   Winthrop A. Rowe
   Exploration Manager
   X-Cal Resources
   P.O. Box 48479 Bentall Centre
   Vancouver, British Columbia, Canada V7X 1A0

2. I graduated with a B.S. degree in Geology from Oregon State University in 1968, and a M.S. degree in Geology from Oregon State University in 1970.

3. I am a Member in good standing of Society for Mining, Metallurgy, and Exploration, Inc. and Geological Society of Nevada. I am a Certified Professional Geologist No. 04654 with the American Institute of Professional Geologists, a self-regulating professional geological trade organization.

4. I have worked as a geologist for a total of 35 years in the U.S., Chile, Argentina, Canada, Mexico, Australia, Guyana, Brazil, and 4 countries in Europe since my graduation from university.

5. I am co-author in the preparation of the technical report titled "Technical Report on the Sleeper Gold Property, Slumbering Hills, Awakening Mining District, Humboldt County, Nevada, U.S.A." and dated the _12 th_ of _March__, 2006, relating to the Sleeper Gold Property.

6. I have had 10 years of prior involvement with the property that is the subject of the Technical Report. I served 2 years as project manager on the Sleeper Gold property from December 1996 until February 1999. Since February 1999 I have continued to consult on a limited time basis to X-Cal Resources on the Project. On February 1,

2006, I accepted the responsibilities as Exploration Manager for X-Cal Resources, Ltd.

7. I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading. This report is based on geological, geochemical and geophysical assessment reports, raw assay data, personal interviews, field work, and published and unpublished literature researched by me and/or provided to me by the Sleeper Joint Venture, New Sleeper Gold, and/or X-Cal Resources Ltd. and from direct involvement with the property and property personnel.

8. I am not independent of the issuer applying all of the tests in Section 1.4 of National Instrument 43-101. During the years 1997 and 1998, I was an officer of X-Cal U.S.A., Inc and served on the Board of Directors of X-Cal Resources Ltd. during that same period of time. I currently hold shares and options for shares of X-Cal Resources Ltd.

9. I have read National Instrument 43-101 and Form 43-101F1, and the technical Report has been prepared in compliance with that instrument and form.

10. I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their website accessible by the public, of the Technical Report.

Dated this _12 th__ Day of __March____, 2006

Signature of Co-Author
Winthrop A. Rowe, C. P. C. No 04654

[Seal of Author]

Winthrop A. Rowe
Printed Name of Co-Author
Winthrop A. Rowe, C. P. C. No. 04654

CERTIFICATE OF CO-AUTHOR
STATEMENT OF QUALIFICATIONS

Larry Kornze
Geological Engineer
9530 Foothill Rd
Middleton, ID 83644
Phone: 208-585-6284
Email: lkornze@yahoo.com

I, Larry Kornze here certify that:

1. I am a director of X-Cal Resources, Ltd. From March 2004 to present.

   Larry Kornze
   Director
   X-Cal Resources
   P.O. Box 48479 Bentall Centre
   Vancouver, British Columbia, Canada V7X 1A0

2. I graduated with a Diploma of Mining Technology from the British Columbia Institute of Technology, Burnaby, B.C. in 1968, and a B.S. degree in Geological Engineering from the Colorado School of mines in 1973.

3. I am a Member in good standing of Society for Mining, Metallurgy, and Exploration, Inc. and Geological Society of Nevada. I am a Registered Professional Engineer with APEG of B.C., number10760.

4. I have worked as a geological engineer for a total of 33 years in North, Central and South America, Eastern Europe and Asia since my graduation from university.

5. I have read the definition of "Qualified Person" set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "Qualified Person" for the purposes of NI 43-101.

6. I am co-author in the preparation of the technical report titled "Technical Report on the Sleeper Gold Property, Slumbering Hills, Awakening Mining District, Humboldt County, Nevada, U.S.A." and dated the 12th of March, 2006, relating to the Sleeper Gold Project.

7. I have had 4 years of prior involvement with the property that is the subject of the Technical Report. I initially served as a consultant for 2 years on the Sleeper Gold property, and have been a Director of X-Cal Resources Ltd since March 2004.

8. I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading. This report is based on geological, geochemical and geophysical assessment reports, raw assay data, personal interviews, field work, and published and unpublished literature researched by me and/or provided to me by the Sleeper Joint Venture, New Sleeper Gold, and/or X-Cal Resources Ltd, and from direct involvement with the property and property personnel.

9. I am not independent of the issuer applying all of the tests in Section 1.4 of National Instrument 43-101. I am currently on Board of Directors of X-Cal Resources Ltd. I currently hold shares and options for shares of X-Cal Resources Ltd.

10. I have read National Instrument 43-101 and Form 43-101F1, and the technical Report has been prepared in compliance with that instrument and form.

11. I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their website accessible by the public, of the Technical Report.

Dated this 12th Day of March, 2006

Signature of Co-Author
Larry Kornze, APEG of B.C. No. 10760

[Seal of Author]

PROFESSIONAL ENGINEER
PROVINCE OF BRITISH COLUMBIA
L. D. KORNZE
#10760

LARRY KORNZE
Printed Name of Co-Author
Larry Kornze, APEG of B.C. No. 10760

RECEIVED
2006 MAR 22 A 11:04
OFFICE OF INTERNATIONAL CORPORATE FINANCE

CONSENT OF AUTHOR

Robert E. Thomason
President **RTGEO LLC**
5015 Snowy Mountain Drive
Winnemucca, NV 89445
Phone 775/421-2193
email rtgeo1@yahoo.com

To: TSX Venture Exchange
Ontario Securities Commission
British Columbia Securities Commission
Alberta Securities Commission

I, Robert E. Thomason, L. Geo., do hereby consent to the filing with the regulatory authorities referred to above the technical report titled Technical Report on the Sleeper Gold Property, and dated March 12, 2006 (the "Technical Report") and to the written disclosure of the Technical Report and of extracts from or a summary of the Technical Report in the written disclosure of X-Cal Resources Ltd. being filed.

I hereby confirm that I have read the written disclosure being filed and that it fairly and accurately represents the information in the Technical Report that supports the disclosure.

Dated this 13th day of March, 2006

[signature]

Signature of QP

State of Washington
Licensed Geologist
1830
Robert Edward Thomason

Robert E. Thomason
Print name of QP

CONSENT OF AUTHOR

Winthrop A. Rowe
Geologist
4324 Desert Hills Drive
Sparks, NV 89436
Phone: 775-626-1883
Fax: 775-626-1553
E mail: winrowe@aol.com

To: TSX Venture Exchange
Ontario Securities Commission
British Columbia Securities Commission
Alberta Securities Commission

I, Winthrop A. Rowe, M.Sc., C.P.G., do hereby consent to the filing with the regulatory authorities referred to above the technical report titled Technical Report on the Sleeper Gold Property, and dated March 12, 2006 (the "Technical Report") and to the written disclosure of the Technical Report and of extracts from or a summary of the Technical Report in the written disclosure of X-Cal Resources Ltd. being filed.

I hereby confirm that I have read the written disclosure being filed and that it fairly and accurately represents the information in the Technical Report that supports the disclosure.

Dated this 13th day of March, 2006

WARowe

Signature of QP

Winthrop A. Rowe

Print name of QP

CONSENT OF AUTHOR

Larry Kornze
Geological Engineer
9530 Foothill Rd
Middleton, ID 83644
Phone: 208-585-6284
Email: lkornze@yahoo.com

To: TSX Venture Exchange
Ontario Securities Commission
British Columbia Securities Commission
Alberta Securities Commission

I, Larry Kornze, P. Eng., do hereby consent to the filing with the regulatory authorities referred to above the technical report titled Technical Report on the Sleeper Gold Property, and dated March 12, 2006 (the "Technical Report") and to the written disclosure of the Technical Report and of extracts from or a summary of the Technical Report in the written disclosure of X-Cal Resources Ltd. being filed.

I hereby confirm that I have read the written disclosure being filed and that it fairly and accurately represents the information in the Technical Report that supports the disclosure.

Dated this 13th day of March, 2006

Signature of QP

([Seal of Qualified Person]

LARRY KORNZE
Print name of QP

X-Cal Resources Ltd.

Third Quarter Report (Unaudited)

For the 9 months ended December 31, 2005

P.O. Box 48479 Bentall Centre
Vancouver, BC V7X 1A0
Tel: (604) 662-8245
Fax: (604) 688-7740
email: invrel@x-cal.com
Website: www.x-cal.com

AUDITOR REVIEW

February 14, 2006

To the Shareholders of X-Cal Resources Ltd.

The Company's independent auditor has not performed a review of these interim financial statements for the period ended December 31, 2005, in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditor.

X-Cal Resources Ltd.

"John M. Arnold"

John M. Arnold
Chief Financial Officer

X-Cal Resources Ltd.
Consolidated Balance Sheets
(unaudited – prepared by management)

	December 31, 2005 (unaudited)	March 31, 2005 (audited)
Assets		
Current		
Cash and term deposits	1,702,025	4,310,404
Receivables and prepayments	323,816	358,496
	2,025,841	4,668,900
Mineral property interests (Note 3)	20,154,749	18,272,141
Capital Assets (Note 4)	75,509	92,016
	22,256,099	23,033,057
Liabilities		
Current		
Payables and accruals	149,691	407,389
Environmental obligations (Note 3)	514,669	557,990
	664,360	965,379
Shareholders' Equity		
Capital Stock, net of issuance costs (Note 5)	33,809,188	33,809,188
Contributed Surplus	1,475,025	1,475,025
Deficit	(13,692,474)	(13,216,535)
	21,591,739	22,067,678
	22,256,099	23,033,057

(See accompanying notes to the consolidated financial statements)

On behalf of the board:

"Shawn Kennedy"
Director

"John Arnold"
Director

X-Cal Resources Ltd.
Consolidated Statements of Loss and Deficit
(unaudited – prepared by management)

	Three Months Ended December 31		Nine Months Ended December 31	
	2005	2004	**2005**	2004
General and administrative expenses				
Accounting	$ **20,162**	$ (2,654)	$ **58,127**	$ 67,891
Amortization	**7,316**	13,595	**21,806**	40,156
Investor relations	**12,278**	62,511	**36,649**	138,193
Insurance	**33,858**	35,934	**137,951**	42,772
Shareholder communications	**7,529**	29,555	**52,345**	53,962
Legal	**16,651**	30,521	**46,155**	54,835
Office and other	**29,927**	120,874	**92,052**	203,011
Regulatory fees	**7,336**	13,549	**32,378**	39,188
Rent	**9,320**	22,059	**33,523**	52,856
Salaries, consultants & directors fees	**126,638**	135,972	**260,298**	316,652
Stock based compensation	**-**	292,449	**-**	292,449
Travel	**20,363**	31,305	**37,750**	95,482
	291,378	785,670	**809,034**	1,397,447
Other				
Foreign exchange gain (loss)	**(6,633)**	(118,691)	**(128,747)**	(158,497)
Interest income	**35,143**	82,837	**92,101**	175,459
Accretion Expense	**(15,521)**		**(47,046)**	
Option Payment		12,000		12,000
Cash contribution members	**128,808**	-	**416,777**	-
Net loss for the period	**(149,581)**	(809,524)	**(475,949)**	(1,368,485)
Deficit, beginning of period	**(13,542,893)**	(11,986,954)	**(13,216,525)**	(11,427,993)
Deficit, end of period	$ **(13,692,474)**	$ (12,796,478)	$ **(13,692,474)**	$ (12,796,478)
Net loss per share, basic and diluted	$ **0.002**	$ 0.010	$ **0.006**	$ 0.020
Weighted average common shares Outstanding	**76,135,255**	75,626,424	**76,135,255**	75,626,424

(See accompanying notes to the consolidated financial statements)

X-Cal Resources Ltd.
Consolidated Statements of Cash Flow
(unaudited – prepared by management)

	Three Months Ended December 31		Nine Months Ended December 31	
	2005	2004	**2005**	2004
Cash derived from (applied to)				
Operating				
Net loss	**(149,581)**	(809,524)	**(475,949)**	(1,368,485)
Stock-based compensation		292,944		351,223
Amortization	**7,316**	13,595	**21,806**	40,156
Accretion expense	**(15,521)**		**(97,193)**	
Changes in receivable and payables	**(90,750)**	107,362	**(223,007)**	13,754
	(248,536)	(395,623)	**(774,343)**	(1,037,800)
Financing				
Repayment of term debt				(1,484)
Shares issued for cash		(253,571)		72,929
				71,445
Investing				
In trust deposits		1,643,381		1,697,293
Notes receivable				
Mineral property interest	**(320,359)**	(1,587,721)	**(1,828,737)**	(5,391,169)
Acquisition of capital assets	**(1,165)**	(35,256)	**(5,299)**	23,591
	(321,524)	90,916	**(1,834,036)**	(3,670,285)
Net increase (decrease) in cash	**(570,060)**	(558,278)	**(2,608,379)**	(4,620,471)
Cash and term deposits				
Beginning of period	**2,272,085**	6,003,696	**4,310,404**	10,065,889
End of period	**$1,702,025**	$5,445,418	**$1,702,025**	$5,445,418
Components of cash and term deposits				
X-Cal Resources Ltd.	**1,663,682**	3,130,771		
New Sleeper Gold LLC JV	**38,343**	2,314,647		
	$1,702,025	$5,445,418		

(See accompanying notes to consolidated financial statements)

1. Nature of Operations and Basis of Presentation

The company is engaged in the exploration of its mineral property interests and has not determined whether its properties contain reserves that are economically recoverable. The business of exploring for resources involves a high degree of risk. Few properties that are explored ultimately are developed into producing mines. Major expenses may be required to establish ore reserves, to develop metallurgical processes, and to construct mining and processing facilities at a particular site. There is no assurance that the company will be successful in its search.

The recovery of the amount recorded for mineral property interests is dependent upon the ability of the company to locate economically recoverable reserves, obtain the financing necessary to complete exploration and development of the properties, future mineral prices, and upon future profitable production.

2. Summary Significant Accounting Policies

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles.

Principles of consolidation

The consolidated financial statements include the accounts of the company and X-Cal U.S.A. Inc., its wholly-owned subsidiary. The company's interest in the joint venture (New Sleeper Gold LLC joint venture), through which it carries on its principal mineral exploration activities, is accounted for using the proportionate consolidation method.

Use of estimates

In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and reported amounts of revenues and expenses. Actual results could differ from management's estimates.

Translation of foreign currencies

Unless otherwise noted, all amounts presented in these financial statements are expressed in Canadian dollars.

Foreign currency transactions are translated by the temporal method whereby monetary assets and liabilities are translated at the rate of exchange in effect at the balance sheet date; non-monetary assets are translated at rates prevailing when acquired; and, revenue and expenses are translated at average rates of exchange for the year. Translation gains and losses are included in the results of operations for the year.

Cash and term deposits

The company considers cash to include cash and short term investments readily convertible into cash and with original maturities of three months or less.

Mineral property interests

Mineral interests represent acquisition, holding and exploration costs, less amounts recovered, written off or written down to date. If production is attained, these costs will be amortized using the unit-of-production method based on estimated reserves. Costs related to properties which are abandoned or considered uneconomic in the foreseeable future are written off.

2. Summary Significant Accounting Policies (cont'd)

Mineral property interests

When properties are acquired under agreements requiring future acquisition payments to be made at the sole discretion of the company, those future payments, whether in cash or shares, are recorded only when the company has made or becomes obliged to make the payment or to issue the shares.

When properties are sold under agreements requiring future purchase payments to be made at the sole discretion of the purchaser, those future payments, whether in cash or shares, are recorded only when the purchaser has made or becomes obliged to make the payment or to issue the shares.

Reclamation and environmental costs

The company is subject to the laws and regulations relating to environmental matters in jurisdictions in which it operates, including those relating to property reclamation, discharge of hazardous material and other matters. The company may also be held liable should environmental problems be discovered that were caused by former owners and operators of its existing properties and properties in which it previously had an interest.

Effective April 1, 2004 the company adopted the new standards for accounting for reclamation and environmental obligations as set out in CICA Handbook Section 3110. Those standards require that the fair value of the company's reclamation and environmental obligations be recognized in the financial statements as a liability in the period in which the obligation is assumed on acquisition or is incurred in exploration of properties. The fair value of the liability is initially recorded at the discounted value of expected future cash outlays to satisfy the obligations, with a corresponding increase to mineral property interests. The liability is adjusted at the end of each period to reflect changes in the present value of the estimated future cash outlays underlying the obligation. The company records that increase in the carrying amount of the obligation as accretion expense.

Previously, reclamation and environmental obligations were accrued on an un-discounted basis at the time of acquisition of properties or as obligations were incurred in exploration activities. This change in accounting policy was applied retroactively as at March 31, 2004.

Property and equipment

Property and equipment are recorded at cost less accumulated amortization calculated over their estimated useful lives. All property and equipment is amortized on the straight-line method over 5 years.

Capital stock issued for other than cash

Capital stock issued for other than cash is valued at the price at which the stock traded on the principal stock exchange on which the stock trades at the time the related agreement to issue stock is made or, if such issuance is at the option of the company, at the time the company determines to issue such stock.

Stock-based compensation

The company follows the recommendations of CICA Handbook Section 3870, "Stock-Based compensation and Other Stock-Based Payments". This section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. The standard requires that all stock-based awards be measured and recognized using a fair value based method.

2. Significant Accounting Policies (cont'd)

Future income taxes

The company follows the liability method of accounting for income taxes. Under the liability method future income tax assets and liabilities are computed on differences between the carrying amount of assets and liabilities on the balance sheet and their corresponding tax values, using enacted income tax rates at each balance sheet date. Future income tax assets also include the benefit that may be derived from loss carryforwards and unclaimed other deductions. The valuation of future income tax assets is reviewed annually and adjusted by a valuation allowance to reflect the estimated realizable amount.

Net loss per share

Net loss per share is determined by dividing net loss by the weighted average number of common shares outstanding during the year. The company uses the treasury stock method to determine the dilutive effect of stock options. This method assumes that proceeds received from the exercise of in the money stock options and warrants are used to repurchase common shares at the average market price during the period. No exercise or conversion is assumed during the years in which a net loss is incurred as the effect is anti-dilutive.

Financial instruments

The company has various financial instruments including cash, prepaid expenses and deposits, funds held in trust, and payables and accruals. The carrying value of all financial instruments approximates their fair values.

The company incurs expenditures in both Canadian and US dollars and obtains financing in Canadian dollars. Therefore, the company is exposed to foreign currency risk. The company does not use derivative instruments to mitigate that risk.

Comparative figures

Certain 2004 comparative figures have been reclassified to conform with the financial statement presentation adopted for 2005.

3. Mineral Property Interests

		2005		2004
Sleeper Gold Project – Nevada, USA	$	17,793,521	$	15,270,888
Mill Claims – Nevada, USA		2,334,533		2,004,546
Reese River – Nevada, USA		26,695		0
	$	20,154,749	$	17,275,434

Sleeper Gold Project

From December 1993 to December 2003, the company acquired rights to explore and develop the Sleeper Gold Project properties. Also, the company had an option to purchase the interest of a joint venturer that had a 50% interest in the properties.

3. Mineral Property Interests (cont'd)

Sleeper Gold Project

In January 2004, the company purchased the interest of the former joint venturer Kinross Gold Corporation and formed a new joint venture with New Sleeper Gold Corporation to finance exploration of the property. Certain terms of the new joint venture are set out below:

- New Sleeper Gold Corporation contributed US $20,000,000 in cash to the joint venture.
- The company contributed its interest in the Sleeper Gold Project to the joint venture.
- The US $20,000,000 cash contribution by New Sleeper Gold Corporation was applied to:
  - i) US $4 million to exercise the option to purchase the Kinross Gold interest in the properties;
  - ii) US $8 million to fund a reclamation and pollution legal liability insurance policy and a reclamation reserve of which US $5.3 million was expended by March 31, 2004; the remaining US $2.7 million was released subsequently and made available for exploration and general operating purposes; and
  - iii) the balance of US $8 million for exploration and general operating purposes.
- If additional funds are required for exploration and general operating purposes, the company and New Sleeper Gold Corporation have agreed to make additional equal capital contributions. Should either party not meet its capital contributions commitment, the interest of that party will be subject to dilution.

(a) These consolidated financial statements include the company's 50% interest, expressed in Canadian dollars, of the net assets and income and expenses of New Sleeper Gold LLC joint venture as at and for the period from inception to December 31, 2005:

		2005
Assets		
Cash	$	38,343
Prepaid expenses and deposits		207,175
Funds in trust		-
Mineral property interests		9,887,709
		10,133,227
Liabilities and equity		
Payables and accruals		90,631
Environmental obligation (Note d)		514,669
(Deficit) retained earnings		(731,273)
		125,973
Net assets	$	10,259,200
Operations		
Interest income	$	42,412
Joint Venture cash call		416,777
Administration expenses		(316,089)
Accretion Expense		(47,046)
Foreign exchange gain (loss)		(121,660)
Net loss		(25,606)
Deficit beginning of period		(705,667)
Deficit end of period	$	(731,273)

3. Mineral Property Interests (cont'd)

Sleeper Gold Project

(b) See attached Consolidated Schedules of Mineral Property Acquisition and Exploration Costs.

(c) See Subsequent Events Note.

(d) The funds remaining in trust were released to the joint venture for general operating purposes in October 2004 when all of the Kinross Gold permits transferred to the joint venture and when the US environmental agencies released Kinross from its reclamation and pollution liability bond.

(e) The funds held by the insurer earn interest at the one year treasury bill rate and are available to pay reclamation costs and other indemnity claims that may be incurred by the joint venture.

(f) The joint venture has recognized the fair value of the estimated liability for future closure and reclamation costs with a corresponding increase to the carrying value of the property.

(g) Certain claims of the Sleeper Project are subject to royalty obligations to Leland York under a lease agreement. Sleeper LLC is obliged to make advance royalty payments of $3,000,000 payable at $50,000 per year. Any commercial production from those claims is subject to a 3% net smelter return that may be offset in full to the extent of royalties paid in advance. When $3,000,000 has been paid, the royalty will be reduced to 0.5%. Sleeper LLC has the right of first refusal to purchase the remaining 0.5% royalty at a price to be negotiated should the holder offer it for sale.

Mill Claims

The Mill claims were acquired by staking in 1992. The company owns a 100% interest in this 720 acre group of lode mineral claims. On June 28th the company entered into an option agreement with Placer Dome U.S. Inc. ("Placer Dome"), which allows Placer Dome the right to purchase the company's Mill Creek Gold property, located in the Cortez Area, Lander County, Nevada for US $5,000,000. A non-refundable signing fee of $US 50,000 paid to the company has initiated the agreement.

The company will retain a 1.5% Net Smelter Return Royalty interest in the property, if the option is exercised by Placer.

Under the terms of the agreement Placer Dome has until January 16, 2006 to determine if they will pay $US 5,000,000 for the Mill Creek Gold property. The cash payment and the NSR interest must be delivered to the company within 60 days, following an election, to exercise the option.

Placer Dome has the right to drill during the option period. The minimum drill test footage total that will be carried out is 5000ft. Additional footage during the time frame is possible under terms of the agreement. The initial drilling can be carried out under existing permits.

See Subsequent Events Note

Reese River

The company has entered into a letter agreement with Placer Dome US, Inc. ("Placer Dome") to jointly explore the three claim blocks known as the Reese River Pediment Project, totaling 3,000 acres located in Lander County, Nevada. The company has agreed to carry out and fully fund a minimum expenditure of US $200,000 for a drilling program to be developed by both parties, prior to September 30, 2006. Placer Dome has a one time right to expend triple the company's expenditures in years two and three to earn back a 51% interest in the properties.

3. Mineral Property Interests (cont'd)

Snowbird Group

In 2003, the company accepted an offer from Omineca Gold Ltd to purchase the Snowbird Property for $1,600,000. The company retains a 2% net smelter return royalty on the property until it has received $1,600,000 including the initial cash payment and all advance royalty and net smelter return royalty payments. The company has a right of first refusal to reacquire any portions of the property that Omineca abandons that were previously owned by the company.

4. **Property and equipment**

December 31, 2005	Cost	Accumulated Amortization	Net Book Value
Vehicles	$ 146,346	$ 95,950	$ 50,396
Office equipment	94,148	70,822	23,326
Furniture & fixtures	18,650	16,863	1,787
	$ 259,144	$ 183,635	$ 75,509

December 31, 2004	Cost	Accumulated Amortization	Net Book Value
Vehicles	$ 178,683	$ 82,346	$ 96,337
Office equipment	155,378	90,649	64,729
Furniture & fixtures	21,848	18,725	3,123
	$ 355,909	$ 191,720	$ 164,189

5. **Capital Stock**

a) **Authorized:**

The company's authorized share capital is unlimited common shares without par value.

b) Issued:

The company had no capital equity activity during the period

	Shares	Value	Contributed Surplus
Balance, March 31, 2004	75,035,255	33,454,001	1,152,836
Issued on the exercise of warrants	1,025,000	307,500	
Issued for on the exercise of stock options	75,000	30,750	
Stock-based compensation – options exercised		16,937	(16,937)
Stock-based compensation – options granted			339,126
Balance, March 31, 2005	76,135,255	33,809,188	1,475,025
Balance, December 31, 2005	**76,135,255**	**$ 33,809,188**	**$ 1,475,025**

c) Stock Options

The company has a 10% rolling stock option plan under which directors, officers and other key employees and consultants to the corporation and its subsidiaries may be granted options to purchase shares. The number of common shares subject to options granted under the plan is 5% of the issued capital at the date of the grant with respect to any one optionee, not to exceed 10% of the then issued and outstanding (2004: 6,500,000) common shares of the company in aggregate. Options issued under the Plan may be exercised during a period determined by the board of directors, which cannot exceed five years.

Summary of stock option activity:

	Shares	2005 Weighted Average Exercise Price	Shares	2004 Weighted Average Exercise Price
Outstanding, beginning of period	5,155,000	$ 0.68	4,315,000	$ 0.68
Granted	-	-	865,000	$ 0.50
Exercised	-	-	(75,000)	$ 0.41
Expired	(1,840,000)	$ 0.68	-	-
Cancelled	-	-	-	-
Outstanding, end of period	3,315,000	$ 0.57	5,105,000	$ 0.65

As at December 31, 2005, the Company had stock options outstanding and exercisable, enabling the holders to acquire shares as follows:

Number of Shares	Exercise Price	Expiry Date
1,450,000	$0.47	December 06, 2006
50,000	$0.50	January 28, 2007
750,000	$0.80	March 11, 2007
225,000	$0.50	December 13, 2007
200,000	$0.45	April 1, 2008
640,000	$0.50	December 13, 2009
3,315,000		

d) Warrants

Summary of share warrant activity:

	Shares	2005 Weighted Average Exercise Price	Shares	2004 Weighted Average Exercise Price
Outstanding, beginning of period	3,250,000	$ 0.72	6,744,687	$ 0.65
Issued	-	-	-	-
Exercised	-	-	(1,025,000)	$ 0.30
Expired	3,250,000	$ 0.72	(880,307)	$ 0.61
Outstanding, end of period	0	$ 0.72	4,839,360	$ 0.73

The Company has no warrants outstanding at December 31, 2005.

e) Stock-based Compensation

The company granted no stock options during the period ended December 31, 2005 (2004 – 292,449) therefore there was no stock based compensation calculated.

6. Related party transactions

The company accrued legal fees of $6,000 (2004 - $20,564) to a law firm of which a director of the company is a partner. The company also paid an aggregate of $11,950 (2004 - $13,013) in consulting fees to directors of the company. The Company paid an aggregate of $30,000 during the period ended December 31, 2005 (2004 - $13,000) in directors and committee member fees.

7. Segmented information

The company operates in one industry segment, the mineral resource industry, and in two geographical segments, Canada and the United States of America. All current exploration activities are conducted in Nevada, USA. The net loss and assets identifiable with those geographic areas are as follows:

		2005		2004
Net (loss) income				
Canada	$	(450,343)	$	(890,901)
U.S.A.		(25,606)		(493,753)
	$	(475,949)	$	(1,384,654)
Assets				
Canada	$	1,855,832	$	3,381,894
U.S.A.		20,400,267		19,786,151
	$	22,256,099	$	23,168,045

8. Commitments

a) Office Lease

The company leases office space in Vancouver until July 31, 2007, under which it must pay $26,187 annually as its share of base rent and operating costs.

b) Management Agreements

The company has a five year Employment Agreement dated September 1, 2004 whereby it will pay an administrative manager $72,000 per annum. Currently, by mutual agreement between the parties, the employee is receiving $36,000 per annum as payment in full for services provided. Should the company terminate the agreement or should the company have an effective change of control it will be liable for payment of one year's salary at the full rate of $72,000.

The company has an employment contract with its President. Under the terms of that contract, remuneration is $120,000 per annum reviewable on October 1st of each year, when such remuneration may be increased but not decreased. The contract provides that, in the event of termination by the company, the President shall receive three times the annual amount salary in the year of termination plus US $150,000.

9. Subsequent Events

Mill Creek Property

The option to purchase agreement between the company and Placer Dome U.S. Inc was terminated January 19, 2006.

Sleeper Gold Property

The company has reached an agreement to consolidate the property into a single entity. The company will become the sole operator and will fund ongoing exploration. Under the terms of the agreement the company must deliver $5,000,000 CDN and 10 million common shares, with resale restrictions over a two year period, to New Sleeper by the later of May 16, 2006 or within 90 days of receipt of regulatory approvals. Upon receipt of which, New Sleeper will deliver its interest in the property to the company. The company has paid $50,000 to New Sleeper for entering into the agreement and a further $100,000 is payable upon receipt of regulatory approvals. Both fees are deductible from the purchase price.

X-Cal Resources Ltd.
Consolidated Schedules of Mineral Acquisition and Exploration Costs
For the nine months ended December 31, 2005 and 2004

	2005				2004		
	Sleeper Gold Project	**Pipeline Area - Mill Claims**	**Reese River**	**Total**	Sleeper Gold Project	Pipeline Area - Mill Claims	Total
Mineral acquisitions and exploration expenditures, beginning of period	$ 22,647,442	$ 2,217,401	-	$ 24,864,843	17,991,460	$ 139,095	$18,130,555
Acquisition and holding costs incurred							
Advance royalties							
Property acquisitions							
	$ -	$ -	-	$ -	$ -	$ -	$ -
Exploration Expenditures							
Claim Staking	-	-	-	-	-	-	-
Consulting	284,435	18,022	847	303,304	247,212	143,742	390,954
Geology	631,484	-	-	631,484	995,877	-	995,877
Drilling & Assaying	357,404	7,131	-	364,535	2,159,601	1,429,442	3,589,043
Field expenses	-	45,591	-	45,591	-	104,574	104,574
Insurance	-	3,500	-	3,500	-	4,166	4,166
Geophysics & Geochemistry	191,696	13,139	-	204,835	222,948	31,654	254,602
Licenses and fees		5,940	23,532	29,472	27,839	6,329	34,168
Reclamation	-	-	-	-	728	88,634	89,362
Stock-based compensation	-	-	-	-	-	-	-
Office, wages, prof fees & travel expenses	90,457	85,384	2,316	178,157	54,135	56,910	111,045
	$ 1,555,476	$ 178,707	$ 26,695	$ 1,760,878	$ 3,708,340	$ 1,865,451	$ 5,573,791
Option payments received		(61,575)	-	(61,575)			
Mineral property interests written off		$ -	-	$ -	$ -	$ -	$ -
Mineral exploration expenditures and interests before other costs (recoveries)	$ 24,202,918	$ 2,334,533	$ 26,695	$ 26,564,146	$ 21,699,800	$ 2,004,546	$23,704,346
Prepaid reclamation obligation insurance	1,132,658	-	-	1,132,658	1,340,835	-	1,340,835
Funds held by insurer for reclamation obligation	1,642,979	-	-	1,642,979	1,832,064	-	1,832,064
Deferred environmental cost	657,389	-	-	657,389	657,389	-	657,389
Cash Call - JV	416,777	-	-	416,777	-	-	
Recovery through joint venturer cash contribution	(10,259,200)	-	-	(10,259,200)	(10,259,200)	-	(10,259,200)
Mineral interests, end of period	$ 17,793,521	$ 2,334,533	$ 26,695	$ 20,154,749	$ 15,270,888	$ 2,004,546	$17,275,434

X-CAL RESOURCES LTD.

CORPORATE INFORMATION

DIRECTORS

John M. Arnold
William E. Bateman
Shawn M. Kennedy
Derek Bartlett
Robert Preston
Larry Kornze

AUDITORS

Grant Thornton LLP, Vancouver, British Columbia

SHARES LISTED

The Toronto Stock Exchange

TRANSFER AGENT

Computershare Investor Services Inc., Toronto, Canada

CORPORATE ADDRESS

PO Box 48479 Bentall Centre
Vancouver, BC V7X 1A0
Tel: 604-662-8245
Fax: 604-688-7740
email: invrel@x-cal.com
Website: www.x-cal.com

MANAGEMENT DISCUSSION AND ANALYSIS
(for the nine months ended December 31, 2005)

This interim Management Discussion and Analysis ("MD & A") reviews the operating results and financial position of X-Cal Resources Ltd. ("X-Cal" or the "Company") and compares the financial results for the third quarter ending December 31, 2005 with those of the corresponding quarter of 2004. It is also an update to the Company's annual MD&A for the year ended March 31, 2005 and interim MD&A for the quarter ended September 30, 2005 and should be read in conjunction with the audited March 31, 2005 and interim unaudited September 30, 2005 Consolidated Financial Statements and related Notes. The reader is encouraged to review the Company's financial statements in conjunction with this document copies of which are available on the SEDAR website: www.sedar.com.

The Company prepares its financial statements in accordance with generally accepted accounting principles in Canada ("Canadian GAAP"). All dollar figures included therein and in the following discussion and analysis are quoted in Canadian dollars unless otherwise noted.

The information in this Management Discussion and Analysis contains forward-looking statements. These statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those included in the forward-looking statements. The forward-looking statements are made as of February 14, 2005.

All references to "2005" refer to the nine months ended December 31, 2005, and all references to "2004" refer to the nine months ended December 31, 2004, unless otherwise noted.

General

The Company is an active resource exploration company focused on the identification and delineation of gold and silver mineral resources on its Sleeper and Mill Creek properties in Nevada, USA. X-Cal has controlled these properties since 1993 and 1992, respectively. The Company has recently entered into a letter agreement with Placer Dome to acquire a third Nevada gold project, the Reese River Pediment project. Title will be transferred to the Company upon completion of the detailed agreement. The Company depends on private placements and joint ventures to fund its corporate activities. These proceeds are used for investigation and appraisal of targeted mineral zones on its concessions, the administration and maintenance of the Company's operations, and compliance with all regulatory requirements.

Predictions about the direction of the gold price either upwards or downwards are just that: predictions. However, the opinion of management is that the industry must replace its reserves. Nevada is one area where the investment in infrastructure has already been made. Nevada is a prime location for reserve replacement where low cash cost ounces have historically been found. Higher gold prices, if they occur, would be a bonus. Nevada, in terms of geology and resources, political risk, and cost-efficiency, is a practical area in which to focus exploration activity. Therefore the Company concentrates the majority of its time, effort, and resources on mineral exploration opportunities in this gold producing state.

The Company's mandate is to develop our gold properties. Management, directors and consultants are applying their combined experience and expertise to exploration of the Company's Nevada gold properties.

Funding the Company's exploration work programs is dependent on certain factors, not all of which are under the Company's control. The general liquidity of the markets, which are in turn dependent on the price of gold and other commodities, is a major factor affecting the Company's on-going objectives.

The potential profitability of the Sleeper and Mill Creek Gold Projects and other gold mining projects is dependent upon the market price of gold, silver and other concentrates produced and changes in currency exchange rates and the Canadian and United States dollars. The prices of precious and base metals and currency exchange rates have fluctuated significantly and are affected by numerous factors beyond the Company's control, including but not limited to, international economic and political conditions, global and regional consumption patterns, speculative trading activities, levels of supply and demand, availability and costs of metal substitutes, metal stock levels maintained by producers and others, inventory carrying costs and inflation and interest rates. These factors affect the price of precious and base metals, and therefore the economic viability of the Company's mining interests, and they cannot accurately be predicted.

Sleeper Gold – Joint Venture

Note: All references to years, 2005 – 2004 refer to work programs carried out within the calendar year.

The Sleeper Gold Project is a 30 square mile gold district located in Humboldt County, Nevada. A 50% interest in the Sleeper project was acquired by New Sleeper Gold Corporation, a publicly traded reporting issuer (NWS.V) in return for providing initial funding to the New Sleeper Gold LLC joint venture ("Sleeper Joint Venture") (50% X-Cal/50% New Sleeper). A National Instrument 43-101-compliant technical report has been submitted by each party. The technical reports can be viewed on the companies' web sites and are also available on SEDAR at www.sedar.com.

The Company contributed its interest in the Sleeper Gold Project to the Sleeper Joint Venture and New Sleeper Gold Corporation capitalized the Sleeper Joint Venture with US $20,000,000 to explore the Sleeper Gold Project. The Sleeper Joint Venture company treasury was independent of both companies and managed on behalf of the Sleeper Joint Venture by New Sleeper Gold Corporation. The Sleeper Joint Venture is operated by a committee composed of members from each company. The 2004 and 2005 work programs were managed by New Sleeper.

The exploration program for the years 2004 and 2005 include geochemical surveys, a variety of geophysical surveys, sampling and mapping in addition to 75,000 feet of core and reverse circulation drilling. Significant drilling results, progress reports and exploration target maps were released by way of news releases by the Company specifically, dated June 1, 2004, June 30, 2004, November 22, 2004, and February 2, 2005. A summary of the 2005 work program and drilling results was released August 31, 2005.

Readers are encouraged to view these news releases which include plan maps and assay results which are available on X-Cal Resources Ltd. web site at http://www.x-cal.com and on the SEDAR website at www.sedar.com.

Management has determined that it is premature to engineer meaningful resource figures for the project. The conclusion is a result of significant differences in the current estimates for the West Wood area of the property, that occur when different methods of calculation are employed. The different methods that are currently being used are each defensible, however we are not satisfied that either will portray this area as it is, prior to infill drilling. As a result we are choosing to continue to describe the Sleeper Gold Project as "advanced exploration" and will pursue the five, mine scale, targets described in Richard Sillitoe's January 26th paper on the potential of the Sleeper. Estimations to define the distribution, grade and quantity of mineralization will continue to be revised in conjunction with the large volume of new exploration data, they will be used to clarify which areas warrant infill drilling and to identify other locations where further drilling may penetrate previously unrecognized mineralized pods. There will not however, be a publication of

updated figures for the project until management is satisfied that the new numbers are representative.

The Company assembled a panel of professionals to review the Sleeper Gold Project and to make recommendations for ongoing work. Two of the panel members, were fully independent and provided the Company with their expert views in the form of "Observations on the Sleeper Gold Project, Nevada" by Dr. Jeffrey Hedenquist and a separate paper "Exploration Potential of the Sleeper Project, Nevada" by Dr. Richard H. Sillitoe. These papers are not NI-43-101 reports and should be considered a supplement to NI-43-101 documents for the project. These papers were not filed on SEDAR but can be found in their entirety at the Company's website www.x-cal.com. The paper by Dr. Sillitoe best describes the direction the Company will take with exploration at the Sleeper property.

The Company, relying on this and other information determined it was in shareholders best interests to consolidate the Sleeper Gold Property into a single entity with X-Cal becoming the sole operator and funding source of the property. To that end, the Company entered into an agreement with New Sleeper Gold Corporation. Under the terms of the agreement X-Cal must pay US $5 million and 10 million of its common shares (subject to a two year vesting schedule) by the later of May 16, 2006 or within 90 days of receipt of regulatory approvals. The Company has paid CDN $50,000 concurrent with signing of the agreement. A further $100,000 will be paid upon receipt of regulatory approvals. (These funds will be credited against the purchase price).

The closing of the transaction is subject to regulatory approvals. The agreement is further subject to the Company successfully achieving financing as all cash and share payments must be made prior to title transfer.

Future Exploration

The timing and priorities for ongoing work and final budget will be determined by the Company assuming completion of the Sleeper consolidation deal announced on January 25, 2006.

The payments described in the January 25, 2006 news release must be completed for title to transfer, which will effectively dissolve the current joint venture or the ownership of the property will remain as it currently is.

The Company is committed to the success of the Sleeper Gold Project and is working to complete consolidation of the project as described in the press releases of January 25, and February 08, 2006. We see the potential of the Sleeper Gold District for new economic discoveries as described in Dr. Sillitoe's paper. A realistic exploration budget to address the targets in Dr. Sillitoe's paper with the objective of break-through discovery is estimated at US $15 million. The minimum next phase budget is estimated at US $5 million.

Mill Creek Property

The Mill Creek Gold Property is owned 100% by X-Cal. The property, located in Lander County, Nevada, is an early stage (grass roots) gold project. The Mill Creek property is located in an area where commercial gold deposits, such as Placer Dome's Cortez and Pipeline projects are known to occur. The area is also known as the "Cortez Area" within the Battle Mountain-Cortez-Eureka Trend. A US$1,600,000 exploration work program that included drilling, mapping, sampling and geophysics has been completed by X-Cal on the Mill Creek Property.

Richard Redfern, M.Sc., who is a qualified person as defined by NI-43-101, has provided the Company with a technical report of the Mill Creek Gold Property dated February 18, 2005, which has been filed with regulators. Investors are encouraged to read the complete report for a comprehensive view of the early stage gold project which is available for viewing on the SEDAR website www.sedar.com and the Company's website www.x-cal.com.

On June 29, 2005 the Company announced that it had entered into an option agreement with Placer Dome U.S. Inc., ("Placer Dome") which gave Placer Dome a short-fused option to purchase the Company's Mill Creek Gold property. X-Cal would have retained a production royalty and would have been carried to production, if the option was exercised by Placer Dome.

Under the terms of the agreement Placer Dome had until January 16, 2006 to determine if they will pay $US 5,000,000 for the Mill Creek Gold property. A non-refundable signing fee of $US 50,000 was paid to the Company by Placer to initiate the agreement. As announced by news release dated January 19, 2006, the Company advised that the option agreement has expired without sufficient new data being generated to justify exercise.

Two holes were attempted, neither of which reached their intended depths due to difficult drilling conditions. The Mill Creek drill targets described by X-Cal in its July 11, 2005 news release were not tested by the current work. The Plan of Operations application filed by X-Cal is under review, and if approved will allow for drill sites throughout the target areas and will facilitate the next phase of exploration.

A NI 43-101 technical report on the Mill Creek Gold Property is available on the Company website and on SEDAR and provides a comprehensive view of this early stage project.

Reese River Property

The Company has now entered into a formal agreement with Placer Dome to jointly explore in the Reese River Pediment, three claim blocks totaling 3,000 acres located in Lander County, Nevada. Title of the claims has been transferred from Placer Dome to the Company. The Company has agreed to carry out and fully fund a minimum of US $200,000 of a drilling program developed by both parties, prior to September 30, 2006. Placer Dome has a one time right to expend triple the Company's expenditures in years two and three to earn back a 51% interest in the properties.

SUMMARY

As part of financing plans for 2006 exploration, the Company will include budgets for both of its early stage, Cortez Area properties (Mill Creek/Goat Window and Reese River/Horse Mountain Window). The Sleeper Gold Project which is an advanced exploration project will remain the primary focus of the Company.

Snowbird Property

In 2004 the Snowbird property was sold to a private company (Omineca Gold Ltd.) by the Company for $1,600,000. The Company retains a 2% net smelter return royalty on the property until it receives $1,600,000 including annual cash payments and all advance royalty and net smelter return royalty payments. The Company also retains the right to reacquire any portions of the property that Omineca abandons and that were previously owned by the Company.

Results of Operations

The following table summarizes selected financial data from the Company's unaudited quarterly financial information for the nine months December 31, 2005 and 2004.

		2005		2004
Total revenue excluding foreign exchange	$	92,101	$	187,459
Net loss for the period	$	475,949	$	1,368,485
Loss per share	$	0.01	$	0.02
Cash and cash equivalents	$	1,702,025	$	5,445,418
Total assets	$	22,256,099	$	22,819,743
Total liabilities	$	664,360	$	944,099
Total shareholders' equity	$	21,591,739	$	21,875,644
Cash dividends per share	$	Nil	$	Nil

Included in these unaudited consolidated financial statements for 2005 is the Company's 50% share of the net assets and income and expenses of the Sleeper Gold LLC ("NSG LLC") as at and for the period from inception to December 31, 2005. Please refer to Note 3(a) of the "Notes to the Consolidated Financial Statements" for December 31, 2005 for a detailed listing of the NSG LLC's net assets, income and expenses incorporated into X-Cal's unaudited consolidated financial statements.

During the nine months ended December 31, 2005, the Company recorded a net loss of $475,949 or $0.01 per common share (2004: $1,384,485 or $0.02 per common share) and for the three months ended December 31, 2005 had a loss of $149,581 or $0.002 per common share (2004: $809,524 or $0.01 per common share).

Interest income earned in the nine month period ended December 31, 2005 from cash and short-term monetary investments was $92,101, (2004 – $175,459) of which $42,412 is attributable to X-Cal's 50% share of the NSG LLC joint venture. The remaining $49,689, was generated from X-Cal's cash on hand. This decrease was due to lower cash balances on hand throughout the period in 2005 compared to 2004. The Company recognized $35,143 in interest earned for the three months ended December 31, 2005 (2004: $82,837).

The following table outlines general and administrative expenditures attributable directly to the Company and those attributable to the Sleeper Joint Venture from the unaudited quarterly financial information for the nine months ended December 31, 2005 and 2004.

Nine months ended December 31,	2005			2004		
	X-Cal Resources Ltd.	Sleeper Joint Venture	Total	X-Cal Resources Ltd.	Sleeper Joint Venture	Total
	$	$	$	$	$	$
Accounting & Audit	51,629	6,498	58,127	67,891		67,891
Amortization	21,806		21,806	21,127	19,029	40,156
Investor Relations	6,470	30,179	36,649	80,566	57,627	138,193
Insurance		137,951	137,951	42,772		42,772
Shareholder communication	52,345		52,345	53,962		53,962
Legal	25,306	20,849	46,155	43,108	11,727	54,835
Office & other	75,073	16,979	92,052	71,412	131,599	203,011
Rent	18,419	15,104	33,523	36,448	16,408	52,856
Salaries & consultants & contractors	187,892	72,406	260,298	208,394	108,258	316,652
Stock based compensation				292,449		292,449
Regulatory fees	32,378		32,378	39,188		39,188
Travel	21,627	16,123	37,750	85,933	9,549	95,482
	$492,945	$316,089	$809,034	$1,043,250	$354,197	$1,397,447

General and administrative expenses in 2005 for the nine months ended December 31, 2005 were $809,034 (2004 - $1,397,447). General and administration expenses were $291,378 for the three months ended December 31, 2005 (2004: $785,670). While the company recorded an overall decrease in costs due primarily to the now established operations of the joint venture, there was also stock based compensation ($292,944) recorded in 2004 due to the granting of options which did not occur in 2005.

For the nine months ended December 31, 2005, X-Cal recorded an unrealized foreign exchange loss of $128,747 (2004 – loss of $158,497) and for the three months ended December 31, 2005 a loss of $6,633 (2004: $118,691). This loss was generated by the downward fluctuation of the US dollar during the periods compared.

The following is a summary of unaudited quarterly financial information for the Company's fiscal years (fiscal year end March 31) as indicated.

2006	1st QTR	2nd QTR	3rd QTR		TOTAL
Interest Income	$33,326	$23,632	$35,143		$92,101
Net Loss	$234,993	$91,375	$149,581		$475,949
Loss per share*	$0.003	$0.001	$0.002		$0.010

2005	1st QTR	2nd QTR	3rd QTR	4th QTR	TOTAL
Interest Income	$45,099	$47,523	$82,837	$3,267	$178,726
Net loss	$48,972	$558,961	$641,670	$538,939	$1,788,542
Loss per share*	$0.001	$0.006	$0.009	$0.007	$0.02

2004	1st QTR	2nd QTR	3rd QTR	4th QTR	TOTAL
Interest Income	$7,540	$5,666	$5,136	$49,696	$68,038
Net Loss	$340,570	$145,142	$555,563	$691,382	$1,732,657
Loss per share*	$0.05	$0.002	$0.01	$0.005	$0.03

**Basic and diluted*

Liquidity and Capital Resources

As at December 31, 2005, the Company had cash and short-term investments of $1,702,025 (2004 –$5,445,418) of which $38,343 (2004 - $2,314,647) is the Company's 50% share of the Sleeper Joint Venture cash balances. At December 31, 2005 the Company held $1,661,505 in cash, guaranteed investment certificates and/or term deposits with the Bank of Montreal. The Company holds an additional $2,177 in marketable securities.

As at December 31, 2005, the Company had a working capital balance of $1,876,150 (2004 – $5,485,120). Of this amount $154,887 is attributable to the Sleeper Joint Venture, leaving a working capital balance of $1,721,263 to fund the Company's cash calls for the joint venture, independent exploration activities and general operating expenses. The decrease in working capital reflects continued expenditures in mineral exploration and a decrease in financing activities by the Company in 2005 and 2004.

In 2005 the Company issued no common shares (2004 - Nil) in private placements and therefore received $ Nil in proceeds; no common shares were issued for the exercise of options (2004 – 50,000) so the Company received no proceeds in 2005 (2004 – $29,244); and the Company had no shares issued for the exercise of warrants and accordingly received no proceeds (2004 – 1,025,000 for proceeds of $307,500).

Contractual property acquisition and holding costs for 2005 were Nil (2004 – $Nil). In January 2004, the Sleeper Joint Venture was formed and future advance royalty payments due under the Sleeper Gold project are to be paid by the joint venture.

Exploration and property costs in 2005 were $1,760,878 (2004 – $5,573,791). Of that amount $1,555,476 (2004 – $3,708,340) was incurred on the Sleeper Gold property and funded by the Sleeper Joint Venture and by a cash call contribution of $416,777 attributable to the Company in

2005. Additionally, $178,707 (2004 – $1,865,451) was spent on the Mill Creek Property funded entirely by the Company. The Company has incurred nominal expenses on this property during the period and has received $61,575 as an option fee from Placer Dome's option on the Mill Creek Property (see Mill Creek Property contained in this document). The Company further incurred $26,695 (2004 – Nil) on the newly optioned Reese River Property. Under the option the Company has committed to expending a minimum of US $200,000 in exploration activities on the property.

Commitments

Office Lease

The Company leases office space in Vancouver until July 31, 2007, under which it must pay $26,187 annually as its share of base rent and operating costs.

Management Agreements

The Company has entered into a five year Employment Agreement dated September 1, 2004 whereby it will pay an administrative manager $72,000 per annum. Currently, by mutual agreement between the parties, the employee is receiving $36,000 per annum as payment in full for services provided. Should the Company terminate the agreement or should the Company have an effective change of control it will be liable for payment of one year's salary at the full rate of $72,000.

The Company has an employment contract with its President. Under the terms of that contract, remuneration is $120,000 per annum reviewable on October 1st of each year, when such remuneration may be increased but not decreased. The contract provides that, in the event of termination by the Company, the President shall receive three times the annual amount salary in the year of termination plus US $150,000.

Related Party Transactions

For the six months ended December 31, 2005, the Company accrued legal fees of $6,000 (2004 - $20,564), to a law firm in which a director of the Company is a partner. The Company also paid an aggregate of $11,950 (2004 – $13,013) in consulting fees to two directors of the Company. In 2005, the Company instituted a policy of paying $3000 per annum to its outside directors with an additional payment of $2,000 per annum for those members who participate in its committees. During the nine months ended December 31, 2005, the Company has paid an aggregate of $30,000 during the period ended December 31, 2005 (2004 – $13,000) under this new policy.

Critical Accounting Estimates and Significant Accounting Policies

For a detailed summary of the Company's significant accounting policies, the reader is directed to Note 2 of the Notes to the Interim Consolidated Financial Statements, December 31, 2005 and audited Consolidated Financial Statements March 31, 2005 and 2004, available on SEDAR www.sedar.com

Principals of Consolidation

The consolidated financial statements and information contained therein include the accounts of the Company and X-Cal U.S.A. Inc., its wholly-owned subsidiary. The Company's interest in the Sleeper Joint Venture, through which it carries on its principal mineral exploration activities, is accounted for using the proportionate consolidation method.

Mineral Properties

X-Cal has adopted the policy of deferring acquisition and exploration costs relating to its mineral property interests. The Company reviews the status of its mineral property interests on a regular basis. Expenditures relating to properties, which have been abandoned or are considered uneconomic in the foreseeable future, are written off. Had the Company adopted a policy of expensing all exploration costs in the period they were incurred, X-Cal's asset base, shareholders' equity, and loss for the year would be materially different.

When properties are acquired under agreements requiring future acquisition payments to be made at the sole discretion of the Company, those future payments, whether in cash or shares, are recorded only when the Company has made or becomes obligated to make the payment or issue the shares.

When properties are sold under agreements requiring future purchase payments to be made at the sole discretion of the purchaser, those future payments, whether in cash or shares, are recorded only when the purchaser has made or becomes obligated to make the payment or to issue the shares.

Reclamation and environmental costs

The Company is subject to the laws and regulations relating to environmental matters in jurisdictions in which it operates, including those relating to property reclamation, discharge of hazardous material and other matters. The Company may also be held liable should environmental problems be discovered that were caused by former owners and operators of its existing properties and properties in which it previously had an interest.

Effective April 1, 2004 the Company adopted the new standards for accounting for reclamation and environmental obligations as set out in CICA Handbook Section 3110. Those standards require that the fair value of the Company's reclamation and environmental obligations be recognized in the financial statements as a liability in the period in which the obligation is assumed on acquisition or is incurred in exploration of properties. The fair value of the liability is initially recorded at the discounted value of expected future cash outlays to satisfy the obligations, with a corresponding increase to mineral property interests. The liability is adjusted at the end of each period to reflect changes in the present value of the estimated future cash outlays underlying the obligation. The Company records that increase in the carrying amount of the obligation as accretion expense.

Previously, reclamation and environmental obligations were accrued on an un-discounted basis at the time of acquisition of properties or as obligations were incurred in exploration activities. This change in accounting policy was applied retroactively.

As a result of the change in accounting standards, previously reported reclamation and environmental obligations as at March 31, 2004 decreased by $1,358,777, with a corresponding decrease in mineral property interests; there was no effect on operations or net loss for 2004 or 2003.

Stock-Based Compensation

The Company follows the recommendations of CICA Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments". This section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. The standard requires that all stock-based awards be measured and recognized using a fair value based method.

Financial Instruments

The Company has various financial instruments including cash, prepaid expenses and deposits, funds held in trust, and payables and accruals. The carrying value of all financial instruments approximates their fair values.

Outlook

Exploration Expenditures

The gold production industry has consolidated and continues to face the need for reserve replacement, as predicted in previous annual reports. The Company has assembled and documented the Sleeper Gold Project over a period of years beginning with the first land acquisitions in the area in December 1993. The Sleeper Joint Venture (50% X-Cal/50% New Sleeper Gold Corporation) under the direction of New Sleeper as operator has yet to make the break through discovery that shareholders have been anticipating for this project. The Sleeper Joint Venture had utilized a team to carry out exploration work at Sleeper which resulted in a large volume of new data which can be used to target future work. The Company has begun to contribute 50% of the exploration funds for the project and has received cash calls totaling US $435,963 up to and including February 8, 2006.

The Company has entered into an agreement (see above Sleeper Gold Property) to acquire the 50% interest that New Sleeper Gold Corporation holds in the Sleeper Property. If the Company is successful in completing this acquisition it will be solely responsible for continued exploration of the property and is currently reviewing data and budgeting in the anticipation that it will be successful in achieving regulatory approvals and raising additional funds. If the Company does not complete the terms of the agreement which was announced on January 25, 2006 the structure of the current joint venture will remain "as is" and both members of the JV will review what further exploration work will be done, necessary capital contributions (if any) during 2006. The Company will seek to raise additional financing to complete the acquisition and also to fund implementation of the recommendations in the report by Dr. Sillitoe dated January 26, 2006 as next phase exploration program.

The Mill Creek Property is located in the Cortez Joint Venture Area of Nevada where Placer Dome Inc. has announced new discoveries. The general area is now the subject of increased exploration activity by several major and junior companies. During the period the Company announced that it had entered into an option agreement with Placer Dome U.S. Inc., which gave Placer a short-fused option to purchase the Company's Mill Creek Gold property for a non-refundable signing fee of US $50,000. The Company has been notified that Placer will not be exercising its option to acquire the Mill Creek Property.

As part of forward planning for the Mill Creek Property, X-Cal has begun an application for a Plan of Operations type of permit, which will allow for comprehensive drill testing at Mill Creek in 2006. The permitting process is expected to take 6 months. If the Plan of Operations Permit application is successful, it could facilitate uninterrupted exploration during 2006.

A detailed Reese River agreement with the Company and Placer Dome has been completed. The work program for the project will be agreed upon based on recommendations of a technical team composed of both Placer Dome and the Company's personnel. The Company has committed to fund a minimum of US $200,000 of drilling work prior to September 30, 2006.

Potential for Corporate Developments

The Company is continually evaluating potential transactions and corporate opportunities which could improve the Company's relative position, either by exposing it to prospective new areas, or by seeking alliances or partnerships in order to investigate its properties more cost effectively. This could include the addition of new properties via acquisitions, mergers or joint ventures, or the seeking out of corporate partners.

Risks and Uncertainties

Risks related to the Mining Exploration Industry Generally

The Company is a gold exploration company and is exposed to a number of risks and uncertainties that are common to other companies in the mineral exploration business. The exploration for, and of, mineral deposits involves significant financial risks over an extended period of time. There is no guarantee that even with careful geological evaluation, experience and knowledge that the Company will be successful in its search or that expenditure of funds will result in the discovery of an economic mineral deposit.

Risk associated with mineral tenure rights

Although the Company has taken steps to verify title to its mineral property interests in accordance with industry standards, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

Uninsured Risks

The Company maintains insurance to protect it against certain risks related to its current operations in amounts that it believes are reasonable depending upon the circumstances surrounding each identified risk. The Company may elect, however, not to insure against certain risks due to high premiums or for various other reasons. In the course of exploration, development and production of mineral properties, certain risks, and in particular, unexpected or unusual geological operating conditions, fire, flooding and earthquakes may occur. It is not always possible to fully insure against such risks as a result of high premiums or other reasons. Should such liabilities arise there could result increasing costs and a decline in the value of the Company's securities.

Competition

The Company competes with other mining companies that have substantially greater financial and technical resources for the acquisition of mineral concessions as well as for the recruitment and retention of qualified employees, contractors and other advisors with technical skills and experience in the mining industry. There can be no assurance that the Company will continue to attract and retain skilled employees, contractors, and technical advisors.

Management

The Company currently has a small executive management group, which is sufficient for its present stage of development. The Company has relied, and will continue to rely, upon a large number of consultants and others for operating expertise. Although the Company's development to date has largely depended and in the future will continue to depend upon the efforts of current executive management, the loss of a member of this group could have a material adverse effect on the Company.

Requirement for Further Financing

The Company is dependent upon equity financing to continue to fund its exploration activities and general operations. To complete the acquisition of the entire Sleeper Gold Property from New Sleeper Gold, the Company must raise additional capital. If the Company does not complete the additional financing it requires, it will remain a 50% owner in the Sleeper Gold Property. The financing plans of the Company for the purpose of completing the Sleeper purchase agreement (see January 26, 2006 news release), are under discussion and will be announced at the earliest time possible. The Company believes that the current funds on hand should be sufficient to finance its operations and capital needs exclusive of the Sleeper Gold Property until the end of calendar year 2006. However, the Company's funding needs may vary depending upon results obtained from current exploration activities. The Company's ability to raise future capital will be in part affected by capital markets and market prices for gold. There is no assurance that such additional financing will be available.

Outstanding share data as at December 31, 2005

The Company has unlimited share capital of common shares of no par value. Of this, the Company has 76,135,255 shares outstanding or 79,450,255 shares on a fully diluted basis.

The Company had 1,840,000 stock options expire during the period. There are 3,315,000 stock options outstanding under the Company's incentive stock option plan(s) with exercise prices ranging from $0.47 - $0.80 with expiry dates ranging to December 13, 2009.

The Company had 3,250,000 warrants expire during the period ended December 31, 2005 and has no existing warrants outstanding.

If the Company were to issue all 3,315,000 shares issuable upon conversion of all warrants and exercise of all incentive stock options outstanding, it would raise approximately $1,829,000.

Items Subsequent to Year-End

In the opinion of management, there are no material items since the end of the fiscal year that require further discussion in the MD&A than otherwise disclosed herein.